Exhibit 1

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2020, 2019 and 2018

(With Independent Auditor’s Report Thereon)

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Operations

(Millions of U.S. dollars, except for earnings per share)

		Years ended December 31,
	Notes	2020	2019	2018
Revenues	4	$12,970	13,130	13,531
Cost of sales	3.16	(8,791)	(8,825)	(8,849)

Gross profit		4,179	4,305	4,682
Operating expenses	3.16, 6	(2,836)	(2,972)	(2,979)

Operating earnings before other expenses, net	3.1	1,343	1,333	1,703
Other expenses, net	7	(1,779)	(347)	(296)

Operating earnings (loss)		(436)	986	1,407
Financial expense	8.1, 17	(777)	(711)	(722)
Financial income and other items, net	8.2	(110)	(71)	(2)
Share of profit of equity accounted investees	14.1	49	49	34

Earnings (loss) before income tax		(1,274)	253	717
Income tax	20	(52)	(162)	(224)

Net income (loss) from continuing operations		(1,326)	91	493
Discontinued operations	5.2	(120)	88	77

CONSOLIDATED NET INCOME (LOSS)		(1,446)	179	570
Non-controlling interest net income		21	36	42

CONTROLLING INTEREST NET INCOME (LOSS)		$(1,467)	143	528

Basic earnings (loss) per share	23	$(0.0332)	0.0031	0.0114
Basic earnings (loss) per share from continuing operations	23	$(0.0305)	0.0012	0.0098
Diluted earnings (loss) per share	23	$(0.0332)	0.0031	0.0114
Diluted earnings (loss) per share from continuing operations	23	$(0.0305)	0.0012	0.0098

The accompanying notes are part of these consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss)

(Millions of U.S. dollars)

		Years ended December 31,
	Notes	2020	2019	2018
CONSOLIDATED NET INCOME (LOSS)		$(1,446)	179	570

Items that will not be reclassified subsequently to the statement of operations
Net actuarial gains (losses) from remeasurements of defined benefit pension plans	19	(199)	(210)	176
Effects from strategic equity investments	14.2	—	(8)	(3)
Income tax recognized directly in other comprehensive income	20	41	29	(31)

		(158)	(189)	142

Items that are or may be reclassified subsequently to the statement of operations
Derivative financial instruments designated as cash flow hedges	17.4	(5)	(137)	(119)
Currency translation results of foreign subsidiaries	21.2	(204)	60	(91)
Income tax recognized directly in other comprehensive income	20	19	49	43

		(190)	(28)	(167)

Total items of other comprehensive income, net		(348)	(217)	(25)

TOTAL COMPREHENSIVE INCOME (LOSS)		(1,794)	(38)	545
Non-controlling interest comprehensive income (loss)		(181)	(69)	1

CONTROLLING INTEREST COMPREHENSIVE INCOME (LOSS)		$(1,613)	31	544

The accompanying notes are part of these consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Financial Position

(Millions of U.S. dollars)

		December 31,
	Notes	2020	2019
ASSETS
CURRENT ASSETS
Cash and cash equivalents	9	$950	788
Trade accounts receivable	10	1,533	1,521
Other accounts receivable	11	477	325
Inventories	12	971	989
Assets held for sale	13.1	187	839
Other current assets	13.2	117	117

Total current assets		4,235	4,579

NON-CURRENT ASSETS
Equity accounted investees	14.1	510	481
Other investments and non-current accounts receivable	14.2	275	236
Property, machinery and equipment, net and assets for the right-of-use, net	15	11,413	11,850
Goodwill and intangible assets, net	16	10,252	11,590
Deferred income tax assets	20.2	740	627

Total non-current assets		23,190	24,784

TOTAL ASSETS		$27,425	29,363

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Current debt	17.1	$179	62
Other financial obligations	17.2	879	1,381
Trade payables		2,571	2,526
Income tax payable		445	219
Other current liabilities	18.1	1,272	1,184
Liabilities directly related to assets held for sale	13.1	6	37

Total current liabilities		5,352	5,409

NON-CURRENT LIABILITIES
Non-current debt	17.1	9,160	9,303
Other financial obligations	17.2	967	1,044
Employee benefits	19	1,339	1,138
Deferred income tax liabilities	20.2	658	720
Other non-current liabilities	18.2	997	925

Total non-current liabilities		13,121	13,130

TOTAL LIABILITIES		18,473	18,539

STOCKHOLDERS’ EQUITY
Controlling interest:
Common stock and additional paid-in capital	21.1	7,893	10,424
Other equity reserves	21.2	(2,453)	(2,724)
Retained earnings	21.3	2,635	1,621

Total controlling interest		8,075	9,321
Non-controlling interest and perpetual debentures	21.4	877	1,503

TOTAL STOCKHOLDERS’ EQUITY		8,952	10,824

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		$27,425	29,363

The accompanying notes are part of these consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(Millions of U.S. dollars)

		Years ended December 31,
	Notes	2020	2019	2018
OPERATING ACTIVITIES
Consolidated net income (loss)		$(1,446)	179	570
Discontinued operations		(120)	88	77

Net income (loss) from continuing operations		(1,326)	91	493
Non-cash items:
Depreciation and amortization of assets	6	1,117	1,045	982
Impairment losses of longed-lived assets	7	1,520	64	62
Share of profit of equity accounted investees	14.1	(49)	(49)	(34)
Results on sale of subsidiaries, other disposal groups and others		(4)	(49)	(13)
Financial expense, financial income and other items, net		887	782	724
Income taxes	20	52	162	224
Changes in working capital, excluding income taxes		197	98	(55)

Cash flow provided by operating activities from continuing operations		2,394	2,144	2,383

Interest and coupons on perpetual debentures paid	21.4	(703)	(694)	(741)
Income taxes paid		(128)	(168)	(207)

Net cash flow provided by operating activities from continuing operations		1,563	1,282	1,435
Net cash flow provided by operating activities from discontinued operations		15	71	132

Net cash flows provided by operating activities		1,578	1,353	1,567

INVESTING ACTIVITIES
Purchase of property, machinery and equipment, net	15	(538)	(651)	(601)
Disposal (acquisition) of subsidiaries and other disposal groups, net	5, 14.1	628	500	(26)
Intangible assets	16	(53)	(116)	(187)
Non-current assets and others, net		51	5	(1)

Net cash flows used in investing activities		88	(262)	(815)

FINANCING ACTIVITIES
Proceeds from new debt instruments	17.1	4,210	3,331	2,325
Debt repayments	17.1	(4,572)	(3,284)	(2,745)
Other financial obligations, net	17.2	(794)	(233)	(578)
Shares repurchase program	21.1	(83)	(50)	(75)
Decrease in non-controlling interests	21.4	(105)	(31)	—
Derivative financial instruments		12	(56)	20
Securitization of trade receivables		(26)	(6)	32
Dividends paid		—	(150)	—
Non-current liabilities, net		(138)	(96)	(142)

Net cash flows used in financing activities		(1,496)	(575)	(1,163)

Increase (decrease) in cash and cash equivalents from continuing operations		155	445	(543)
Increase in cash and cash equivalents from discontinued operations		15	71	132
Foreign currency translation effect on cash		(8)	(37)	21
Cash and cash equivalents at beginning of period		788	309	699

CASH AND CASH EQUIVALENTS AT END OF PERIOD	9	$950	788	309

Changes in working capital, excluding income taxes:
Trade receivables		$25	(8)	15
Other accounts receivable and other assets		(22)	33	(82)
Inventories		24	96	(148)
Trade payables		20	(41)	231
Other accounts payable and accrued expenses		150	18	(71)

Changes in working capital, excluding income taxes		$197	98	(55)

The accompanying notes are part of these consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Statements of Changes in Stockholders’ Equity

(Millions of U.S. dollars)

			Additional	Other		Total		Total
		Common	paid-in	equity	Retained	controlling	Non-controlling	stockholders’
	Notes	stock	capital	reserves	earnings	interest	interest	equity
Balance as of January 1, 2018		$318	9,979	(2,385)	1,094	9,006	1,571	10,577
Net income for the period		—	—	—	528	528	42	570
Other comprehensive income (loss) for the period	21.2	—	—	16	—	16	(41)	(25)

Total other comprehensive income (loss) for the period		—	—	16	528	544	1	545
Own shares purchased under share repurchase program	21.1	—	—	(75)	—	(75)	—	(75)
Share-based compensation	22	—	34	1	—	35	—	35
Coupons paid on perpetual debentures		—	—	(29)	—	(29)	—	(29)

Balance as of December 31, 2018		318	10,013	(2,472)	1,622	9,481	1,572	11,053
Effects from adoption of IFRIC 23		—	—	—	6	6	—	6

Balance as of January 1, 2019		318	10,013	(2,472)	1,628	9,487	1,572	11,059
Net income for the period		—	—	—	143	143	36	179
Other comprehensive income (loss) for the period		—	—	(112)	—	(112)	(105)	(217)

Total other comprehensive income (loss) for the period	21.2	—	—	(112)	143	31	(69)	(38)
Dividends	21.1	—	—	—	(150)	(150)	—	(150)
Effects of mandatorily convertible securities		—	151	(151)	—	—	—	—
Own shares purchased under share repurchase program	21.1	—	(75)	25	—	(50)	—	(50)
Share-based compensation	22	—	17	15	—	32	—	32
Coupons paid on perpetual debentures		—	—	(29)	—	(29)	—	(29)

Balance as of December 31, 2019		318	10,106	(2,724)	1,621	9,321	1,503	10,824
Net loss for the period		—	—	—	(1,467)	(1,467)	21	(1,446)
Other comprehensive income (loss) for the period		—	—	(146)	—	(146)	(202)	(348)

Total of other comprehensive income (loss) for the period	21.2	—	—	(146)	(1,467)	(1,613)	(181)	(1,794)
Own shares purchased under share repurchase program	21.1	—	(50)	(33)	—	(83)	—	(83)
Restitution of retained earnings	21.3	—	(2,481)	—	2,481	—	—	—
Changes in non-controlling interest	21.4	—	—	445	—	445	(445)	—
Share-based compensation	22	—	—	29	—	29	—	29
Coupons paid on perpetual debentures		—	—	(24)	—	(24)	—	(24)

Balance as of December 31, 2020		$318	7,575	(2,453)	2,635	8,075	877	8,952

The accompanying notes are part of these consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

1)	DESCRIPTION OF BUSINESS

CEMEX, S.A.B. de C.V., founded in 1906, is a publicly traded variable stock corporation (Sociedad Anónima Bursátil de Capital Variable) organized under the laws of the United Mexican States, or Mexico, and is a holding company (parent) of entities whose main activities are oriented to the construction industry, through the production, marketing, sale and distribution of cement, ready-mix concrete, aggregates and other construction materials and services. In addition, CEMEX, S.A.B. de C.V. performs substantially all business and operational activities in Mexico.

The shares of CEMEX, S.A.B. de C.V. are listed on the Mexican Stock Exchange (“MSE”) as Ordinary Participation Certificates (“CPOs”) under the symbol “CEMEXCPO”. Each CPO represents two series “A” shares and one series “B” share of common stock of CEMEX, S.A.B. de C.V. In addition, CEMEX, S.A.B. de C.V.’s shares are listed on the New York Stock Exchange (“NYSE”) as American Depositary Shares (“ADSs”) under the symbol “CX.” Each ADS represents ten CPOs.

The terms “CEMEX, S.A.B. de C.V.” and/or the “Parent Company” used in these accompanying notes to the financial statements refer to CEMEX, S.A.B. de C.V. without its consolidated subsidiaries. The terms the “Company” or “CEMEX” refer to CEMEX, S.A.B. de C.V. together with its consolidated subsidiaries.

The issuance of these consolidated financial statements was authorized by the Board of Directors of CEMEX, S.A.B. de C.V. on February 3, 2021 considering the favorable recommendation of its Audit Committee. These financial statements will be submitted for authorization to the Annual General Ordinary Shareholders’ Meeting of the Parent Company on March 25, 2021.

2)	RELEVANT EVENT DURING THE PERIOD AND AS OF THE ISSUANCE DATE OF THE FINANCIAL STATEMENTS

COVID-19 Pandemic

On March 11, 2020, the World Health Organization declared the outbreak of the novel spread of the Coronavirus SARS-CoV-2 that produces the disease called COVID-19 as a pandemic (the “COVID-19 Pandemic”). At different points in time since the outbreak of the COVID-19 Pandemic, according to and in compliance with the containment measures enacted and implemented by local governments, certain of CEMEX’s cement, ready-mix concrete and aggregates operating facilities in different parts of the world have operated with reduced volumes and, in some cases, have temporarily halted operations considering the effects of the COVID-19 Pandemic. This situation has had the following implications for the Company’s business units: (i) temporary restrictions on, or suspended access to, or shutdown, or suspension or the halt of, its manufacturing facilities, personnel shortages, production slowdowns or stoppages and disruptions in the delivery systems; (ii) disruptions or delays in the supply chains, including shortages of materials, products and services on which the Company and its businesses depend; (iii) reduced availability of land and sea transport, including labor shortages, logistics constraints and increased border controls or closures; (iv) increased cost of materials, products and services on which the Company and its businesses depend; (v) reduced investor confidence and consumer spending in the countries where the Company operates; as well as (vi) a general slowdown in economic activity, including construction, and a decrease in demand for the Company’s products and services and industry demand generally.

From the beginning of the COVID-19 Pandemic and attending official dispositions, CEMEX has implemented strict hygiene, sanitary and security measures guidelines in all its operations and modified its manufacturing, selling and distributions processes to implement physical distancing, aiming to protect the health and safety of its employees and their families, customers and communities. CEMEX’s operations have been affected to different degrees. In this respect, for the year 2020, since the start of the COVID-19 Pandemic, CEMEX has identified incremental costs and expenses associated with implementing and maintaining the measures of $48 (note 7).

CEMEX’s most important segments are, or have been, affected as follows:

•

In Mexico, in accordance with technical guidelines set by the government, CEMEX had initially announced on April 6, 2020, that the Company would temporarily halt all production and certain related activities in Mexico until April 30, 2020. Moreover, on April 7, 2020, CEMEX announced that the Company was permitted to resume production and related activities in Mexico to support the development of sectors designated as essential by the government during the COVID-19 Pandemic. In addition, beginning on May 14, 2020 the reopening of social, educational and economic activities were allowed, therefore, companies dedicated to construction and mining industry activities were able to resume full operations as long they complied with the applicable health and safety protocols and guidelines established by the government, as these were considered, and continued to be considered, essential activities during the current COVID-19 Pandemic health emergency in Mexico. No additional official decrees have been issued requiring the construction industry in Mexico to halt all or part of its operations.

•

In the United States, except for a few ready-mix concrete plants in the San Francisco area that were temporarily shut down, all sites that were operational before the COVID-19 Pandemic are active. During November and December of 2020, certain States in the United States continued to implement certain degrees of lockdowns, which may have an impact on our operations and demand for our products and services.

•

In CEMEX’s Europe, Middle East, Africa and Asia (“EMEAA”) region, the main effects have been experienced in Spain, the Philippines and the United Arab Emirates, where operations either operated on a limited basis or were temporarily halted. However, CEMEX’s operations in the EMEAA region in general have not been halted. Other countries have experienced negative effects on the market side, with drops in demand resulting in some temporary site closures. During November and December of 2020, certain countries like France, Germany and the United Kingdom continued to implement certain degrees of lockdowns, which may have an impact on our operations and demand for our products and services.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

COVID-19 Pandemic – continued

•

In most of CEMEX’s South America, Central America and Caribbean region, considering governmental requirements, the Company’s operations were temporarily affected. In Colombia, CEMEX temporarily halted production and related activities beginning on March 25, 2020. partially resuming from April 13 to April 27, 2020 to attend certain allowed needs. Beginning on April 27, 2020 the supply of material and supplies for infrastructure works, public works and general construction was permitted. In Panama, the closing of the Company’s operations was initially effective from March 25, 2020 through May 24, 2020, partially resuming for certain approved activities and finally, on September 4, 2020, the supply for construction works in general was allowed. In Trinidad and Tobago and Barbados operations were temporarily halted from the last week of March until May 14, 2020.

The implications negatively affected CEMEX’s financial situation and results of operations, mostly during the second quarter. During the year ended December 31, 2020, consolidated revenues decreased by 1.2% against the previous year, caused by several factors such as the decrease in sales volumes from reduced operations, as well as by the devaluation of several currencies during the period against the U.S. dollar and the intensification of competitive dynamics in some countries, among others. This decrease in revenues was partially offset by a reduction in cost of sales and operating costs and expenses, which decreased 0.4% and 4.6%, respectively, during the same period, because of reduced operations but also considering the strict control of expenditures. During 2020, the Company’s Operating EBITDA (operating earnings before other expenses, net, plus depreciation and amortization expenses) increased by 0.3% compared to the previous year (note 4B). In addition, considering the negative effects of the COVID-19 Pandemic and its impact on the valuation of the Company’s assets as well as the future operating plans for certain assets, in the year ended December 31, 2020, CEMEX recognized non-cash impairment losses of certain fixed assets, related operating permits and goodwill for an aggregate amount of $1,520 (notes 7, 15.1 and 16.2).

A recent World Economic Outlook report published by the International Monetary Fund, states that the COVID-19 Pandemic and its effects on supply chains, global trade, mobility of persons, business continuity, lower demand for goods and services and oil prices, have significantly increased the risk of a deep global recession and projects the global economy to contract sharply. Even though some governments and central banks have implemented monetary and fiscal policies to curb the potential adverse effects on economies and financial markets, these measures may vary by country and may not be enough to deter material adverse economic and financial effects. Even if the most severe restrictive measures have been lifted, the Company considers nonetheless that the construction activity across most of the markets in which it operates will continue to be adversely affected during some time, before returning to pre-COVID-19 Pandemic levels. The degree to which the COVID-19 Pandemic continues to affect the Company’s liquidity, financial condition and results of operations will depend on future developments, some of which are highly uncertain and cannot be predicted, including, but not limited to, the duration and continued spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and to how fast and to which extent the economic and operational conditions can return, within a new normality with limited activities, until medicines, vaccines and other treatments against the virus are authorized, produced, distributed and accessible to the general public in the countries in which the Company operates, and also to a degree, how much of the world’s population is willing to receive the vaccines.

The Company considers that, if the duration of the COVID-19 Pandemic is extended and/or its negative impacts return or are extended, as applicable, there could be significant negative effects or significant negative effects could be repeated in the future, mainly in connection with: (i) increases in estimated credit losses on trade accounts receivable (note 10); (ii) impairment of long-lived assets including goodwill (notes 16.2); (iii) foreign exchange losses related to CEMEX’s obligations denominated in foreign currency; (iv) new disruptions in the supply chains; and (v) liquidity risks to meet the Company’s short-term operational and financial obligations. The most relevant aspects regarding the potential negative effects mentioned above as of the date of approval of these consolidated financial statements as of December 31, 2020 are disclosed in the explanatory notes.

CEMEX dealt with liquidity risks during the deepest phase of suspension of activities within the COVID-19 Pandemic, maintaining sufficient cash, to the extent possible, by means of obtaining financing in the bonds market and with commercial banks. From March through September 2020, CEMEX issued notes, negotiated new loans and borrowed from its committed lines of credit a total of $3,478, of which, as of December 31, 2020 an aggregate of $2,785 had been repaid. In addition, CEMEX, S.A.B. de C.V. suspended its share repurchase program and did not pay dividends during 2020. The Company projects it will continue to generate sufficient cash flows from operations, which would enable the Company to meet its current obligations. Moreover, as of December 31, 2020, CEMEX has $1,121 available on its committed revolving line of credit (note 17.1).

In other measures, beginning on April 8, 2020 and for the rest of 2020: a) all capital expenditures not associated with the management of the COVID-19 Pandemic were suspended; b) operating expenses were incurred strictly according to the Company’s markets evolution and demand; c) the Company produced, to the extent permitted by quarantine measures, only the volume of products that markets demanded; and d) all corporate and global network activities not related to managing the COVID-19 crisis and basic operations were suspended. Moreover, to support the Company’s liquidity, CEMEX took the following temporary measures; starting May 1st, 2020 and for a 90-day period and subject to all applicable laws and regulations, CEMEX, S.A.B. de C.V.’s Chairman of the Board of Directors, Chief Executive Officer and the members of our Executive Committee agreed to forgo 25% of their salaries; the members of the Board of Directors of CEMEX, S.A.B. de C.V. agreed to forgo 25% of their remuneration (including with respect to the meetings that took place in April 2020); certain senior executives accepted to voluntarily forgo 15% of their monthly salaries during May, June and July 2020; and CEMEX asked other salaried employees to voluntarily defer 10% of their monthly salary during the same three-month period, with the deferred amount scheduled to be paid in full during December 2020. For hourly employees, where applicable, CEMEX worked to mitigate the effects on jobs derived from any operational shutdowns due to demand contraction or government measures derived from the COVID-19 Pandemic and economic crisis. During November 2020, all amounts forgone and/or deferred were fully reimbursed to all employees, executives and members of the Board of Directors of the Parent Company.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

3)	SIGNIFICANT ACCOUNTING POLICIES

3.1)	BASIS OF PRESENTATION AND DISCLOSURE

The consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018, were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Presentation currency and definition of terms

The consolidated financial statements and the accompanying notes are presented in dollars of the United States of America (“United States”), except when specific reference is made to a different currency. When reference is made to U.S. dollars or “$” it means dollars of the United States. All amounts in the financial statements and the accompanying notes are stated in millions, except when references are made to earnings per share and/or prices per share. When reference is made to “Ps” or “pesos”, it means Mexican pesos. When reference is made to “€” or “euros,” it means the currency in circulation in a significant number of European Union (“EU”) countries. When reference is made to “£” or “pounds”, it means British pounds sterling. When it is deemed relevant, certain amounts in foreign currency presented in the notes to the financial statements include between parentheses a convenience translation into dollars and/or into pesos, as applicable. Previously reported convenience translations of prior years are not restated unless the transaction is still outstanding, in which case those are restated using the closing exchange rates as of the reporting date. These translations should not be construed as representations that the amounts in dollars or pesos, as applicable, represent those dollar or peso amounts or could be converted into dollar or peso at the rate indicated.

Amounts disclosed in the notes in connection with outstanding tax and/or legal proceedings (notes 20.4 and 25), which are originated in jurisdictions where currencies are different from the dollar, are presented in dollar equivalents as of the closing of the most recent year presented. Consequently, without any change in the original currency, such dollar amounts will fluctuate over time due to changes in exchange rates.

Discontinued operations (note 5.2)

Considering the disposal of entire reportable operating segments as well as the sale of significant businesses, CEMEX’s Statements of Operations present in the single line item of “Discontinued operations,” the results of: a) the assets sold in the United Kingdom for the period from January 1 to August 3, 2020 and for the years 2019 and 2018; b) the assets sold in the United States for the period from January 1 to March 3, 2020 and for the years 2019 and 2018; c) the white cement business held for sale in Spain for the years 2020, 2019 and 2018, d) the French assets sold for the period from January 1 to June 28, 2019 and for the year 2018, e) the German assets sold for the period from January 1 to May 31, 2019 and for the year 2018, f) the Baltic and Nordic businesses sold for the period from January 1 to March 29, 2019 and for the year 2018, and g) the operating segment in Brazil sold for the period from January 1 to September 27, 2018.

Statements of operations

CEMEX includes the line item titled “Operating earnings before other expenses, net” considering that it is a relevant operating measure for CEMEX’s management. The line item “Other expenses, net” consists primarily of revenues and expenses not directly related to CEMEX’s main activities, including impairment losses of long-lived assets, results on disposal of assets and restructuring costs, among others (note 7). Under IFRS, the inclusion of certain subtotals such as “Operating earnings before other expenses, net” and the display of the statement of operations vary significantly by industry and company according to specific needs.

Considering that it is an indicator of CEMEX’s ability to internally fund capital expenditures and to measure its ability to service or incur debt under its financing agreements, for purposes of notes 5.3 and 17, CEMEX presents “Operating EBITDA” (operating earnings before other expenses, net, plus depreciation and amortization). This is not an indicator of CEMEX’s financial performance, an alternative to cash flows, a measure of liquidity or comparable to other similarly titled measures of other companies. In addition, this indicator is used by CEMEX’s management for decision-making purposes.

Statements of cash flows

The statements of cash flows exclude the following transactions that did not represent sources or uses of cash:

Financing activities:

•	In 2020, 2019 and 2018, the increases in other financing obligations in connection with lease contracts negotiated during the year for $213, $274 and $296, respectively (note 17.2); and

•

In 2020, 2019 and 2018, in connection with the CPOs issued as part of the executive share-based compensation programs (note 22), the total increases in equity for $29 in 2020, $17 in 2019 and $34 in 2018.

Investing activities:

•

In 2020, 2019 and 2018, in connection with the leases negotiated during the year, the increases in assets for the right-of-use related to lease contracts for $213, $274 and $296, respectively (note 15.2).

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Newly issued IFRS adopted in the reported periods

There were new standards, interpretations and standard amendments adopted as of January 1, 2020 and 2019 prospectively, that did not result in any material impact on CEMEX´s results or financial position, and which are explained as follows:

Standard	Main topic
IFRIC 23, Uncertainty over income tax treatments (note 20.4)

Based on IFRIC 23, the income tax effects from an uncertain tax position are recognized when it is probable that the position will be sustained based on its technical merits and assuming that the tax authorities will examine each position and have full knowledge of all relevant information. For each position is considered individually its probability, regardless of its relation to any other broader tax settlement. The probability threshold represents a positive assertion by management that CEMEX is entitled to the economic benefits of a tax position. If a tax position is considered not probable of being sustained, no benefits of the position are recognized. Interest and penalties related to unrecognized tax benefits are recorded as part of the income tax in the consolidated statements of operations. The adoption effect of IFRIC 23 credited to retained earnings as of January 1, 2019 was $6.

Amendments to IFRS 16, Leases, COVID-19-related rent concessions	Beginning on or after June 1, 2020, the amendment provides lessees with an exemption from assessing whether a COVID-19-related rent concession is a lease modification.

Amendments to IFRS 3, Business combinations

The amendments definition of a business requires that an acquisition include an input and a substantive process that together contribute significantly to the ability to create outputs. The definition of the term “outlets” is modified to focus on goods and services provided to customers, generating investment income and other income, and excludes returns in the form of lower costs and other economic benefits. The modifications are likely to result in more acquisitions being accounted for as asset acquisitions.

Amendments to IAS 1, Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors

The amendments use a coherent definition of materiality throughout the International Financial Reporting Standards and the Conceptual Framework for Financial Reporting, clarify when information is material and incorporate some of the guidance in IAS 1 on non-material information.

Amendments to IFRS 9, IAS 39 and IFRS 7 – The Reform of the Reference Interest Rates

The amendments refer to the replacement of the Interbank Reference Rates (IBOR) and provide temporary relief to continue applying hedge accounting during the period of uncertainty before its replacement by an alternate quasi risk-free rate.

3.2)	PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include those of CEMEX, S.A.B. de C.V. and those of the entities in which the Parent Company exercises control, including structured entities (special purpose entities), by means of which the Parent Company, directly or indirectly, is exposed, or has rights, to variable returns from its involvement with the investee, and has the ability to affect those returns through its power over the investee’s relevant activities. Balances and operations between related parties are eliminated in consolidation.

Investments are accounted for by the equity method when CEMEX has significant influence which is generally presumed with a minimum equity interest of 20%. The equity method reflects in the financial statements, the investee’s original cost and CEMEX’s share of the investee’s equity and earnings after acquisition. The financial statements of joint ventures, which relate to those arrangements in which CEMEX and other third-party investors have joint control and have rights to the net assets of the arrangements, are recognized under the equity method. During the reported periods, CEMEX did not have joint operations, referring to those cases in which the parties that have joint control of the arrangement have rights over specific assets and obligations for specific liabilities relating to the arrangements. The equity method is discontinued when the carrying amount of the investment, including any long-term interest in the investee or joint venture, is reduced to zero, unless CEMEX has incurred or guaranteed additional obligations of the investee or joint venture.

3.3)	USE OF ESTIMATES AND CRITICAL ASSUMPTIONS

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the period. These assumptions are reviewed on an ongoing basis using available information. Actual results could differ from these estimates. The items subject to significant estimates and assumptions by management include impairment tests of long-lived assets, recognition of deferred income tax assets, as well as the measurement of financial instruments at fair value, and the assets and liabilities related to employee benefits. Significant judgment is required by management to appropriately assess the amounts of these concepts.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

3.4)	FOREIGN CURRENCY TRANSACTIONS AND TRANSLATION OF FOREIGN CURRENCY FINANCIAL STATEMENTS

Transactions denominated in foreign currencies are recorded in the functional currency at the exchange rates prevailing on the dates of their execution. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the statement of financial position date, and the resulting foreign exchange fluctuations are recognized in earnings, except for exchange fluctuations arising from: 1) foreign currency indebtedness associated with the acquisition of foreign entities; and 2) fluctuations associated with related parties’ balances denominated in foreign currency, whose settlement is neither planned nor likely to occur in the foreseeable future and as a result, such balances are of a permanent investment nature. These fluctuations are recorded against “Other equity reserves”, as part of the foreign currency translation adjustment (note 21.2) until the disposal of the foreign net investment, at which time, the accumulated amount is recognized through the statement of operations as part of the gain or loss on disposal.

The financial statements of foreign subsidiaries, as determined using their respective functional currency, are translated to U.S. dollars at the closing exchange rate for statement of financial position accounts and at the closing exchange rates of each month within the period for statements of operations accounts. The functional currency is that in which each consolidated entity primarily generates and expends cash. The corresponding translation effect is included within “Other equity reserves” and is presented in the statement of other comprehensive income for the period as part of the foreign currency translation adjustment (note 21.2) until the disposal of the net investment in the foreign subsidiary.

Considering its integrated activities, for purposes of functional currency, the Parent Company is considered to have two divisions, one related with its financial and holding company activities, in which the functional currency is the dollar for all assets, liabilities and transactions associated with these activities, and another division related with the Parent Company’s operating activities in Mexico, in which the functional currency is the peso for all assets, liabilities and transactions associated with these activities.

The most significant closing exchange rates for statement of financial position accounts and the approximate average exchange rates (as determined using the closing exchange rates of each month within the period) for income statement accounts for the main functional currencies to the U.S. dollar as of December 31, 2020, 2019 and 2018, were as follows:

	2020		2019		2018
Currency	Closing	Average	Closing	Average	Closing	Average
Mexican peso	19.8900	21.5766	18.9200	19.3500	19.6500	19.2583
Euro	0.8183	0.8736	0.8917	0.8941	0.8727	0.8483
British Pound Sterling	0.7313	0.7758	0.7550	0.7831	0.7843	0.7521
Colombian Peso	3,433	3,730	3,277	3,300	3,250	2,972
Philippine Peso	48.0230	49.4944	50.6350	51.5650	52.5800	52.6925

3.5)	CASH AND CASH EQUIVALENTS (note 9)

The balance in this caption is comprised of available amounts of cash and cash equivalents, mainly represented by highly liquid short-term investments, which are readily convertible into known amounts of cash, and which are not subject to significant risks of changes in their values, including overnight investments, which yield fixed returns and have maturities of less than three months from the investment date. These fixed-income investments are recorded at cost plus accrued interest. Accrued interest is included in the income statement as part of “Financial income and other items, net.”

To the extent that any restriction will be lifted in less than three months from the statement of financial position reporting date, the amount of cash and cash equivalents in the statement of financial position includes restricted cash and investments, when applicable, comprised of deposits in margin accounts that guarantee certain of CEMEX’s obligations, except when contracts contain provisions for net settlement, in which case, these restricted amounts of cash and cash equivalents are offset against the liabilities that CEMEX has with its counterparties. When the restriction period is greater than three months, any restricted balance of cash and investments is not considered cash equivalents and is included within short-term or long-term “Other accounts receivable,” as appropriate.

3.6)	FINANCIAL INSTRUMENTS

Classification and measurement of financial instruments

Financial assets are classified as “Held to collect” and measured at amortized cost when they meet both of the following conditions and are not designated as at fair value through profit or loss: a) are held within a business model whose objective is to hold assets to collect contractual cash flows; and b) its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Amortized cost represents the net present value (“NPV”) of the consideration receivable or payable as of the transaction date. This classification of financial assets comprises the following captions:

•	Cash and cash equivalents (notes 3.5 and 9).

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Classification and measurement of financial instruments - continued

•

Trade receivables, other current accounts receivable and other current assets (notes 10 and 11). Due to their short-term nature, CEMEX initially recognizes these assets at the original invoiced or transaction amount less expected credit losses, as explained below.

•

Trade receivables sold under securitization programs, in which certain residual interest in the trade receivables sold in case of recovery failure and continued involvement in such assets is maintained, do not qualify for derecognition and are maintained in the statement of financial position (notes 10 and 17.2).

•

Investments and non-current accounts receivable (note 14.2). Subsequent changes in effects from amortized cost are recognized in the income statement as part of “Financial income and other items, net”.

Certain strategic investments are measured at fair value through other comprehensive income within “Other equity reserves” (note 14.2). CEMEX does not maintain financial assets “Held to collect and sell” whose business model has the objective of collecting contractual cash flows and then selling those financial assets.

The financial assets that are not classified as “Held to collect” or that do not have strategic characteristics fall into the residual category of held at fair value through the income statement as part of “Financial income and other items, net” (note 14.2).

Debt instruments and other financial obligations are classified as “Loans” and measured at amortized cost (notes 17.1 and 17.2). Interest accrued on financial instruments is recognized within “Other accounts payable and accrued expenses” against financial expense. During the reported periods, CEMEX did not have financial liabilities voluntarily recognized at fair value or associated with fair value hedge strategies with derivative financial instruments.

Derivative financial instruments are recognized as assets or liabilities in the statement of financial position at their estimated fair values, and the changes in such fair values are recognized in the income statement within “Financial income and other items, net” for the period in which they occur, except in the case of hedging instruments as described below (note 17.4).

Impairment of financial assets

Impairment losses of financial assets, including trade accounts receivable, are recognized using the Expected Credit Loss model (“ECL”) for the entire lifetime of such financial assets on initial recognition, and at each subsequent reporting period, even in the absence of a credit event or if a loss has not yet been incurred, considering for their measurement past events and current conditions, as well as reasonable and supportable forecasts affecting collectability. For purposes of the ECL model of trade accounts receivable, CEMEX segments its accounts receivable in a matrix by country, type of client or homogeneous credit risk and days past due and determines for each segment an average rate of ECL, considering actual credit loss experience over the last 24 months and analyses of future delinquency, that is applied to the balance of the accounts receivable. The average ECL rate increases in each segment of days past due until the rate is 100% for the segment of 365 days or more past due.

Costs incurred in the issuance of debt or borrowings

Direct costs incurred in debt issuances or borrowings, as well as debt refinancing or non-substantial modifications to debt agreements that did not represent an extinguishment of debt by considering that the holders and the relevant economic terms of the new instrument are not substantially different to the replaced instrument, adjust the carrying amount of the related debt and are amortized as interest expense as part of the effective interest rate of each instrument over its maturity. These costs include commissions and professional fees. Costs incurred in the extinguishment of debt, as well as debt refinancing or modifications to debt agreements, when the new instrument is substantially different from the old instrument according to a qualitative and quantitative analysis, are recognized in the income statement as incurred.

Leases (notes 3.8, 15 and 17.2)

At the inception of a lease contract, CEMEX assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period in exchange for consideration. CEMEX uses the definition of a lease in IFRS 16, Leases (“IFRS 16”) to assess whether a contract conveys the right to control the use of an identified asset.

Based on IFRS 16, leases are recognized as financial liabilities against assets for the right-of-use, measured at their commencement date as the net present value (“NPV”) of the future contractual fixed payments, using the interest rate implicit in the lease or, if that rate cannot be readily determined, CEMEX´s incremental borrowing rate. CEMEX determines its incremental borrowing rate by obtaining interest rates from its external financing sources and makes certain adjustments to reflect the term of the lease, the type of the asset leased and the economic environment in which the asset is leased.

CEMEX does not separate the non-lease component from the lease component included in the same contract. Lease payments included in the measurement of the lease liability comprise contractual rental fixed payments, less incentives, fixed payments of non-lease components and the value of a purchase option, to the extent that option is highly probable to be exercised or is considered a bargain purchase option. Interest incurred under the financial obligations related to lease contracts is recognized as part of the “Interest expense” line item in the income statement.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Leases (notes 3.8, 15 and 17.2) - continued

At commencement date or on modification of a contract that contains a lease component, CEMEX allocates the consideration in the contract to each lease component based on their relative stand-alone prices. CEMEX applies the recognition exception for lease terms of 12 months or less and contracts of low-value assets and recognizes the lease payment of these leases as rental expense in the income statement over the lease term. CEMEX defined the lease contracts related to office and computer equipment as low-value assets.

The lease liability is measured at amortized cost using the effective interest method as payments are incurred and is remeasured when: a) there is a change in future lease payments arising from a change in an index or rate, b) if there is a change in the amount expected to be payable under a residual guarantee, c) if the Company changes its assessment of whether it will exercise a purchase, extension or termination option, or d) if there is a revised in-substance fixed lease payment. When the lease liability is remeasured, an adjustment is made to the carrying amount of the asset for the right-of-use or is recognized within “Financial income and other items, net” if such asset has been reduced to zero.

Financial instruments with components of both liabilities and equity (note 17.2)

Financial instruments that contain components of both liability and equity, such as notes convertible into a fixed number of the issuer’s shares and denominated its same functional currency, are accounted for by each component being recognized separately in the statement of financial position according to the specific characteristics of each transaction. In the case of instruments mandatorily convertible into shares of the issuer, the liability component represents the NPV of interest payments on the principal amount using a market interest rate, without assuming early conversion, and is recognized within “Other financial obligations,” whereas the equity component represents the difference between the principal amount and the liability component, and is recognized within “Other equity reserves”, net of commissions. In the case of instruments that are optionally convertible into a fixed number of shares, the equity component represents the difference between the total proceeds received for issuing the financial instruments and the fair value of the financial liability component (note 3.14). When the transaction is denominated in a currency different than the functional currency of the issuer, the conversion option is accounted for as a derivative financial instrument at fair value in the income statement.

Hedging instruments (note 17.4)

A hedging relationship is established to the extent the entity considers, based on the analysis of the overall characteristics of the hedging and hedged items, that the hedge will be highly effective in the future and the hedge relationship at inception is aligned with the entity’s reported risk management strategy (note 17.5). The accounting categories of hedging instruments are: a) cash flow hedge, b) fair value hedge of an asset or forecasted transaction; and c) hedge of a net investment in a subsidiary.

In cash flow hedges, the effective portion of changes in fair value of derivative instruments are recognized in stockholders’ equity within other equity reserves and are reclassified to earnings as the interest expense of the related debt is accrued, in the case of interest rate swaps, or when the underlying products are consumed in the case of contracts on the price of raw materials and commodities. In hedges of the net investment in foreign subsidiaries, changes in fair value are recognized in stockholders’ equity as part of the foreign currency translation result within other equity reserves (note 3.4), whose reversal to earnings would take place upon disposal of the foreign investment. During the reported periods, CEMEX did not have derivatives designated as fair value hedges. Derivative instruments are negotiated with institutions with significant financial capacity; therefore, CEMEX believes the risk of non-performance of the obligations agreed to by such counterparties to be minimal.

Embedded derivative financial instruments

CEMEX reviews its contracts to identify the existence of embedded derivatives. Identified embedded derivatives are analyzed to determine if they need to be separated from the host contract and recognized in the statement of financial position as assets or liabilities, applying the same valuation rules used for other derivative instruments.

Put options granted for the purchase of non-controlling interests

Under IFRS 9, represent agreements by means of which a non-controlling interest has the right to sell, at a future date using a predefined price formula or at fair market value, its shares in a consolidated subsidiary. When the obligation should be settled in cash or through the delivery of another financial asset, an entity should recognize a liability for the NPV of the redemption amount as of the reporting date against the controlling interest within stockholders’ equity. A liability is not recognized under these agreements when the redemption amount is determined at fair market value at the exercise date and the entity has the election to settle using its own shares. As of December 31, 2020 and 2019, CEMEX did not have written put options.

Fair value measurements (note 17.3)

Under IFRS, fair value represents an “Exit Value” which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, considering the counterparty’s credit risk in the valuation. The concept of Exit Value is premised on the existence of a market and market participants for the specific asset or liability. When there are no market and/or market participants willing to make a market, IFRS establishes a fair value hierarchy that gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements).

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Fair value measurements (note 17.3) - continued

The three levels of the fair value hierarchy are as follows:

•

Level 1.- represent quoted prices (unadjusted) in active markets for identical assets or liabilities that CEMEX can access at the measurement date. A quoted price in an active market provides the most reliable evidence of fair value and is used without adjustment to measure fair value whenever available.

•

Level 2.- are inputs other than quoted prices in active markets that are observable for the asset or liability, either directly or indirectly, and are used mainly to determine the fair value of securities, investments or loans that are not actively traded. Level 2 inputs included equity prices, certain interest rates and yield curves, implied volatility and credit spreads, among others, as well as inputs extrapolated from other observable inputs. In the absence of Level 1 inputs, CEMEX determined fair values by iteration of the applicable Level 2 inputs, the number of securities and/or the other relevant terms of the contract, as applicable.

•

Level 3.- inputs are unobservable inputs for the asset or liability. CEMEX used unobservable inputs to determine fair values, to the extent there are no Level 1 or Level 2 inputs, in valuation models such as Black-Scholes, binomial, discounted cash flows or multiples of Operative EBITDA, including risk assumptions consistent with what market participants would use to arrive at fair value.

3.7)	INVENTORIES (note 12)

Inventories are valued using the lower of cost or net realizable value. The cost of inventories is based on weighted average cost formula and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. CEMEX analyzes its inventory balances to determine if, because of internal events, such as physical damage, or external events, such as technological changes or market conditions, certain portions of such balances have become obsolete or impaired. When an impairment situation arises, the inventory balance is adjusted to its net realizable value. In such cases, these adjustments are recognized against the results of the period. Advances to suppliers of inventory are presented as part of other current assets.

3.8)	PROPERTY, MACHINERY AND EQUIPMENT AND ASSETS FOR THE RIGHT-OF-USE (note 15)

Property, machinery and equipment are recognized at their acquisition or construction cost, as applicable, less accumulated depreciation and accumulated impairment losses. Depreciation of fixed assets is recognized as part of cost and operating expenses (note 6) and is calculated using the straight-line method over the estimated useful lives of the assets, except for mineral reserves, which are depleted using the units-of-production method. As of December 31, 2020, the average useful lives by category of fixed assets, which are reviewed at each reporting date and adjusted if appropriate, were as follows:

Years
Administrative buildings	31
Industrial buildings	26
Machinery and equipment in plant	15
Ready-mix trucks and motor vehicles	9
Office equipment and other assets	6

Assets for the right-of-use related to leases are initially measured at cost, which comprises the initial amount of the lease liability adjusted by any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle, remove or restore the underlaying asset, less any lease incentives received. The asset for the right-of-use is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlaying asset to CEMEX by the end of the lease term or if the cost of the asset for the right-of-use reflects that CEMEX will exercise a purchase option. In that case the asset for the right-of-use would be depreciated over the useful life of the underlying asset, on the same basis as those of property, plant and equipment. In addition, assets for the right-of-use may be reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

CEMEX capitalizes, as part of the related cost of fixed assets, interest expense from existing debt during the construction or installation period of significant fixed assets, considering CEMEX’s corporate average interest rate and the average balance of investments in process for the period.

All waste removal costs or stripping costs incurred in the operative phase of a surface mine to access the mineral reserves are recognized as part of the carrying amount of the related quarries. The capitalized amounts are further amortized over the expected useful life of exposed ore body based on the units-of-production method.

Costs incurred in respect of operating fixed assets that result in future economic benefits, such as an extension in their useful lives, an increase in their production capacity or in safety, as well as those costs incurred to mitigate or prevent environmental damage, are capitalized as part of the carrying amount of the related assets. The capitalized costs are depreciated over the remaining useful lives of such fixed assets. Periodic maintenance of fixed assets is expensed as incurred. Advances to suppliers of fixed assets are presented as part of other long-term accounts receivable.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

3.9)	BUSINESS COMBINATIONS, GOODWILL AND OTHER INTANGIBLE ASSETS (notes 5.1 and 16)

Business combinations are recognized using the acquisition method, by allocating the consideration transferred to assume control of the entity to all assets acquired and liabilities assumed, based on their estimated fair values as of the acquisition date. Intangible assets acquired are identified and recognized at fair value. Any unallocated portion of the purchase price represents goodwill, which is not amortized and is subject to periodic impairment tests (note 3.10). Goodwill may be adjusted for any change to the preliminary assessment given to the assets acquired and/or liabilities assumed within the twelve-month period after purchase. Costs associated with the acquisition are expensed in the income statement as incurred.

CEMEX capitalizes intangible assets acquired, as well as costs incurred in the development of intangible assets, when probable future economic benefits associated are identified and there is evidence of control over such benefits. Intangible assets are recognized at their acquisition or development cost, as applicable. Indefinite life intangible assets are not amortized since the period in which the benefits associated with such intangibles will terminate cannot be accurately established. Definite life intangible assets are amortized on a straight-line basis as part of operating costs and expenses (note 6).

Startup costs are recognized in the income statement as they are incurred. Costs associated with research and development activities (“R&D activities”), performed by CEMEX to create products and services, as well as to develop processes, equipment and methods to optimize operational efficiency and reduce costs are recognized in the operating results as incurred. Direct costs incurred in the development stage of computer software for internal use are capitalized and amortized through the operating results over the useful life of the software, which on average is approximately 5 years.

Costs incurred in exploration activities such as payments for rights to explore, topographical and geological studies, as well as trenching, among other items incurred to assess the technical and commercial feasibility of extracting a mineral resource, which are not significant to CEMEX, are capitalized when probable future economic benefits associated with such activities are identified. When extraction begins, these costs are amortized during the useful life of the quarry based on the estimated tons of material to be extracted. When future economic benefits are not achieved, any capitalized costs are subject to impairment.

CEMEX’s extraction rights have weighted-average useful lives of 83 years, depending on the sector and the expected life of the related reserves. As of December 31, 2020, except for extraction rights and/or as otherwise indicated, CEMEX’s intangible assets are amortized on a straight-line basis over their useful lives that range on average from 3 to 20 years.

3.10)	IMPAIRMENT OF LONG-LIVED ASSETS (notes 15 and 16)

Property, machinery and equipment, assets for the right-of-use, intangible assets of definite life and other investments

These assets are tested for impairment upon the occurrence of internal or external indicators of impairment, such as changes in CEMEX’s operating business model or in technology that affect the asset, or expectations of lower operating results, to determine whether their carrying amounts may not be recovered. An impairment loss is recorded in the income statement for the period within “Other expenses, net,” for the excess of the asset’s carrying amount over its recoverable amount, corresponding to the higher of the fair value less costs to sell the asset, as generally determined by an external appraiser, and the asset’s value in use, the latter represented by the NPV of estimated cash flows related to the use and eventual disposal of the asset. The main assumptions utilized to develop estimates of NPV are a discount rate that reflects the risk of the cash flows associated with the assets and the estimations of generation of future income. Those assumptions are evaluated for reasonableness by comparing such discount rates to available market information and by comparing to third-party expectations of industry growth, such as governmental agencies or industry chambers.

When impairment indicators exist, for each intangible asset, CEMEX determines its projected revenue streams over the estimated useful life of the asset. To obtain discounted cash flows attributable to each intangible asset, such revenue is adjusted for operating expenses, changes in working capital and other expenditures, as applicable, and discounted to NPV using the risk adjusted discount rate of return. The most significant economic assumptions are: a) the useful life of the asset; b) the risk adjusted discount rate of return; c) royalty rates; and d) growth rates. Assumptions used for these cash flows are consistent with internal forecasts and industry practices. The fair values of these assets are significantly sensitive to changes in such relevant assumptions. Certain key assumptions are more subjective than others. In respect of trademarks, CEMEX considers that the most subjective key assumption is the royalty rate. In respect of extraction rights and customer relationships, the most subjective assumptions are revenue growth rates and estimated useful lives. CEMEX validates its assumptions through benchmarking with industry practices and the corroboration of third-party valuation advisors. Significant judgment by management is required to appropriately assess the fair values and values in use of the related assets, as well as to determine the appropriate valuation method and select the significant economic assumptions.

Goodwill is tested for impairment when required upon the occurrence of internal or external indicators of impairment or at least once a year, during the last quarter of such year. CEMEX determines the recoverable amount of the group of cash-generating units (“CGUs”) to which goodwill balances were allocated, which consists of the higher of such group of CGUs fair value less cost to sell and its value in use, the latter represented by the NPV of estimated future cash flows to be generated by such CGUs to which goodwill was allocated, which are generally determined over periods of 5 years. If the value in use of a group of CGUs to which goodwill has been allocated is lower than its corresponding carrying amount, CEMEX determines the fair value of such group of CGUs using methodologies generally accepted in the market to determine the value of entities, such as multiples of Operating EBITDA and by reference to other market transactions. An impairment loss is recognized within “Other expenses, net”, if the recoverable amount is lower than the net book value of the group of CGUs to which goodwill has been allocated. Impairment charges recognized on goodwill are not reversed in subsequent periods.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Impairment of long-lived assets – Goodwill

The reportable segments reported by CEMEX (note 5.3), represent CEMEX’s groups of CGUs to which goodwill has been allocated for purposes of testing goodwill for impairment, considering: a) that after the acquisition, goodwill was allocated at the level of the reportable segment; b) that the operating components that comprise the reported segment have similar economic characteristics; c) that the reported segments are used by CEMEX to organize and evaluate its activities in its internal information system; d) the homogeneous nature of the items produced and traded in each operative component, which are all used by the construction industry; e) the vertical integration in the value chain of the products comprising each component; f) the type of clients, which are substantially similar in all components; g) the operative integration among components; and h) that the compensation system of a specific country is based on the consolidated results of the geographic segment and not on the particular results of the components. In addition, the country level represents the lowest level within CEMEX at which goodwill is monitored for internal management purposes.

Impairment tests are significantly sensitive to the estimation of future prices of CEMEX’s products, the development of operating expenses, local and international economic trends in the construction industry, the long-term growth expectations in the different markets, as well as the discount rates and the growth rates in perpetuity applied. For purposes of estimating future prices, CEMEX uses, to the extent available, historical data; plus the expected increase or decrease according to information issued by trusted external sources, such as national construction or cement producer chambers and/or in governmental economic expectations. Operating expenses are normally measured as a constant proportion of revenues, following experience. However, such operating expenses are also reviewed considering external information sources in respect of inputs that behave according to international prices, such as oil and gas. CEMEX uses specific pre-tax discount rates for each group of CGUs to which goodwill is allocated, which are applied to discount pre-tax cash flows. The amounts of estimated undiscounted cash flows are significantly sensitive to the growth rate in perpetuity applied. The higher the growth rate in perpetuity applied, the higher the amount of undiscounted future cash flows by group of CGUs obtained. Moreover, the amounts of discounted estimated future cash flows are significantly sensitive to the weighted average cost of capital (discount rate) applied. The higher the discount rate applied, the lower the amount of discounted estimated future cash flows by group of CGUs obtained.

3.11)	PROVISIONS

CEMEX recognizes provisions when it has a legal or constructive obligation resulting from past events, whose resolution would require cash outflows, or the delivery of other resources owned by the Company. As of December 31, 2020 and 2019, some significant proceedings that gave rise to a portion of the carrying amount of CEMEX’s other current and non-current liabilities and provisions are detailed in note 25.1.

Considering guidance under IFRS, CEMEX recognizes provisions for levies imposed by governments when the obligating event or the activity that triggers the payment of the levy has occurred, as defined in the legislation.

Restructuring

CEMEX recognizes provisions for restructuring when the restructuring detailed plans have been properly finalized and authorized by management and have been communicated to the third parties involved and/or affected by the restructuring prior to the statement of financial position’s date. These provisions may include costs not associated with CEMEX’s ongoing activities.

Asset retirement obligations (note 18)

Unavoidable obligations, legal or constructive, to restore operating sites upon retirement of long-lived assets at the end of their useful lives are measured at the NPV of estimated future cash flows to be incurred in the restoration process and are initially recognized against the related assets’ book value. The increase to the assets’ book value is depreciated during its remaining useful life. The increase in the liability related to adjustments to NPV by the passage of time is charged to the line item “Financial income and other items, net.” Adjustments to the liability for changes in estimations are recognized against fixed assets, and depreciation is modified prospectively. These obligations are related mainly to future costs of demolition, cleaning and reforestation, so that quarries, maritime terminals and other production sites are left in acceptable condition at the end of their operation.

Costs related to remediation of the environment (notes 18 and 25)

Provisions associated with environmental damage represent the estimated future cost of remediation, which are recognized at their nominal value when the time schedule for the disbursement is not clear, or when the economic effect for the passage of time is not significant; otherwise, such provisions are recognized at their discounted values. Reimbursements from insurance companies are recognized as assets only when their recovery is practically certain. In that case, such reimbursement assets are not offset against the provision for remediation costs.

Contingencies and commitments (notes 24 and 25)

Obligations or losses related to contingencies are recognized as liabilities in the statement of financial position only when present obligations exist resulting from past events that are probable to result in an outflow of resources and the amount can be measured reliably. Otherwise, a qualitative disclosure is included in the notes to the financial statements. The effects of long-term commitments established with third parties, such as supply contracts with suppliers or customers, are recognized in the financial statements on an incurred or accrued basis, after taking into consideration the substance of the agreements. Relevant commitments are disclosed in the notes to the financial statements. The Company recognizes contingent revenues, income or assets only when their realization is virtually certain.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

3.12)	PENSIONS AND OTHER POST-EMPLOYMENT BENEFITS (note 19)

Defined contribution pension plans

The costs of defined contribution pension plans are recognized in the operating results as they are incurred. Liabilities arising from such plans are settled through cash transfers to the employees’ retirement accounts, without generating future obligations.

Defined benefit pension plans and other post-employment benefits

The costs associated with employees’ benefits for defined benefit pension plans and other post-employment benefits, generally comprised of health care benefits, life insurance and seniority premiums, granted by CEMEX and/or pursuant to applicable law, are recognized as services are rendered by the employees based on actuarial estimations of the benefits’ present value considering the advice of external actuaries. For certain pension plans, CEMEX has created irrevocable trust funds to cover future benefit payments (“plan assets”). These plan assets are valued at their estimated fair value at the statement of financial position date. The actuarial assumptions and accounting policy consider: a) the use of nominal rates; b) a single rate is used for the determination of the expected return on plan assets and the discount of the benefits obligation to present value; c) a net interest is recognized on the net defined benefit liability (liability minus plan assets); and d) all actuarial gains and losses for the period, related to differences between the projected and real actuarial assumptions at the end of the period, as well as the difference between the expected and real return on plan assets, are recognized as part of “Other items of comprehensive income, net” within stockholders’ equity.

The service cost, corresponding to the increase in the obligation for additional benefits earned by employees during the period, is recognized within operating costs and expenses. The net interest cost, resulting from the increase in obligations for changes in NPV and the change during the period in the estimated fair value of plan assets, is recognized within “Financial income and other items, net.”

The effects from modifications to the pension plans that affect the cost of past services are recognized within operating costs and expenses over the period in which such modifications become effective to the employees or without delay if changes are effective immediately. Likewise, the effects from curtailments and/or settlements of obligations occurring during the period, associated with events that significantly reduce the cost of future services and/or significantly reduce the population subject to pension benefits, respectively, are recognized within operating costs and expenses.

Termination benefits

Termination benefits, not associated with a restructuring event, which mainly represent severance payments by law, are recognized in the operating results for the period in which they are incurred.

3.13)	INCOME TAXES (note 20)

The effects reflected in the income statement for income taxes include the amounts incurred during the period and the amounts of deferred income taxes, determined according to the income tax law applicable to each subsidiary, reflecting uncertainty in income tax treatments, if any. Consolidated deferred income taxes represent the addition of the amounts determined in each subsidiary by applying the enacted statutory income tax rate or substantively enacted by the end of the reporting period to the total temporary differences resulting from comparing the book and taxable values of assets and liabilities, considering tax assets such as loss carryforwards and other recoverable taxes, to the extent that it is probable that future taxable profits will be available against which they can be utilized. The measurement of deferred income taxes at the reporting period reflects the tax consequences that follow the way in which CEMEX expects to recover or settle the carrying amount of its assets and liabilities. Deferred income taxes for the period represent the difference between balances of deferred income taxes at the beginning and the end of the period. Deferred income tax assets and liabilities relating to different tax jurisdictions are not offset. According to IFRS, all items charged or credited directly in stockholders’ equity or as part of other comprehensive income or loss for the period are recognized net of their current and deferred income tax effects. The effect of a change in enacted statutory tax rates is recognized in the period in which the change is officially enacted.

Deferred tax assets are reviewed at each reporting date and are reduced when it is not deemed probable that the related tax benefit will be realized, considering the aggregate amount of self-determined tax loss carryforwards that CEMEX believes will not be rejected by the tax authorities based on available evidence and the likelihood of recovering them prior to their expiration through an analysis of estimated future taxable income. If it is probable that the tax authorities would reject a self-determined deferred tax asset, CEMEX would decrease such asset. When it is considered that a deferred tax asset will not be recovered before its expiration, CEMEX would not recognize such deferred tax asset. Both situations would result in additional income tax expense for the period in which such determination is made. To determine whether it is probable that deferred tax assets will ultimately be recovered, CEMEX takes into consideration all available positive and negative evidence, including factors such as market conditions, industry analysis, expansion plans, projected taxable income, carryforward periods, current tax structure, potential changes or adjustments in tax structure, tax planning strategies, future reversals of existing temporary differences. Likewise, CEMEX analyzes its actual results versus the Company’s estimates, and adjusts, as necessary, its tax asset valuations. If actual results vary from CEMEX’s estimates, the deferred tax asset and/or valuations may be affected, and necessary adjustments will be made based on relevant information in CEMEX’s income statement for such period.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Income taxes - continued

Based on IFRIC 23, Uncertainty over income tax treatments (“IFRIC 23”), the income tax effects from an uncertain tax position are recognized when it is probable that the position will be sustained based on its technical merits and assuming that the tax authorities will examine each position and have full knowledge of all relevant information. For each position is considered individually its probability, regardless of its relation to any other broader tax settlement. The probability threshold represents a positive assertion by management that CEMEX is entitled to the economic benefits of a tax position. If a tax position is considered not probable of being sustained, no benefits of the position are recognized. Interest and penalties related to unrecognized tax benefits are recorded as part of the income tax in the consolidated statements of operations.

The effective income tax rate is determined dividing the line item “Income Tax” by the line item “Earnings before income tax.” This effective tax rate is further reconciled to CEMEX’s statutory tax rate applicable in Mexico (note 20.3). A significant effect in CEMEX’s effective tax rate and consequently in the reconciliation of CEMEX’s effective tax rate, relates to the difference between the statutory income tax rate in Mexico of 30% against the applicable income tax rates of each country where CEMEX operates.

For the years ended December 31, 2020, 2019 and 2018, the statutory tax rates in CEMEX’s main operations were as follows:

Country	2020	2019	2018
Mexico	30.0%	30.0%	30.0%
United States	21.0%	21.0%	21.0%
United Kingdom	19.0%	19.3%	19.3%
France	32.0%	34.4%	34.4%
Germany	28.2%	28.2%	28.2%
Spain	25.0%	25.0%	25.0%
Philippines	30.0%	30.0%	30.0%
Colombia	32.0%	33.0%	37.0%
Others	9.0% - 30.0%	7.8% - 35.0%	7.8% - 39.0%

CEMEX’s current and deferred income tax amounts included in the income statement for the period are highly variable, and are subject, among other factors, to taxable income determined in each jurisdiction in which CEMEX operates. Such amounts of taxable income depend on factors such as sale volumes and prices, costs and expenses, exchange rate fluctuations and interest on debt, among others, as well as to the estimated tax assets at the end of the period due to the expected future generation of taxable gains in each jurisdiction.

3.14)	STOCKHOLDERS’ EQUITY

Common stock and additional paid-in capital (note 21.1)

These items represent the value of stockholders’ contributions, and include increases related to the capitalization of retained earnings and the recognition of executive compensation programs in CEMEX, S.A.B. de C.V.’s CPOs as well as decreases associated with the restitution of retained earnings.

Other equity reserves (note 21.2)

Groups the cumulative effects of items and transactions that are, temporarily or permanently, recognized directly to stockholders’ equity, and includes the comprehensive income, which reflects certain changes in stockholders’ equity that do not result from investments by owners and distributions to owners. The most significant items within “Other equity reserves” during the reported periods are as follows:

Items of “Other equity reserves” included within other comprehensive income:

•

Currency translation effects from the translation of foreign subsidiaries, net of: a) exchange results from foreign currency debt directly related to the acquisition of foreign subsidiaries; and b) exchange results from foreign currency related parties’ balances that are of a non-current investment class (note 3.4);

•

The effective portion of the valuation and liquidation effects from derivative financial instruments under cash flow hedging relationships, which are recorded temporarily in stockholders’ equity (note 3.6);

•	Changes in fair value of other investments in strategic securities (note 3.6); and

•	Current and deferred income taxes during the period arising from items whose effects are directly recognized in stockholders’ equity.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Items of “Other equity reserves” not included in comprehensive income:

•	Effects related to controlling stockholders’ equity for changes or transactions affecting non-controlling interest stockholders in CEMEX’s consolidated subsidiaries;

•

Effects attributable to controlling stockholders’ equity for financial instruments issued by consolidated subsidiaries that qualify for accounting purposes as equity instruments, such as the interest expense paid on perpetual debentures;

•

The equity component of securities which are mandatorily or optionally convertible into shares of the Parent Company (notes 3.6 and 17.2). Upon conversion, this amount will be reclassified to common stock and additional paid-in capital; and

•	The cancellation of the Parent Company’s shares held by consolidated entities.

Retained earnings (note 21.3)

Retained earnings represent the cumulative net results of prior years, net of: a) dividends declared; b) capitalization of retained earnings; c) restitution of retained earnings when applicable; and d) cumulative effects from adoption of new IFRS.

Non-controlling interest and perpetual debentures (note 21.4)

This caption includes the share of non-controlling stockholders in the results and equity of consolidated subsidiaries. This caption also includes the nominal amounts of financial instruments (perpetual notes) issued by consolidated entities that qualify as equity instruments considering that there is: a) no contractual obligation to deliver cash or another financial asset; b) no predefined maturity date; and c) a unilateral option to defer interest payments or preferred dividends for indeterminate periods.

3.15)	REVENUE RECOGNITION (note 4)

Revenue is recognized at a point in time or over time in the amount of the price, before tax on sales, expected to be received for goods and services supplied because of ordinary activities, as contractual performance obligations are fulfilled, and control of goods and services passes to the customer. Revenues are decreased by any trade discounts or volume rebates granted to customers. Transactions between related parties are eliminated in consolidation. Variable consideration is recognized when it is highly probable that a significant reversal in the amount of cumulative revenue recognized for the contract will not occur and is measured using the expected value or the most likely amount method, whichever is expected to better predict the amount based on the terms and conditions of the contract.

Revenue and costs from trading activities, in which CEMEX acquires finished goods from a third party and subsequently sells the goods to another third-party, are recognized on a gross basis, considering that CEMEX assumes ownership risks on the goods purchased, not acting as agent or broker.

When revenue is earned over time as contractual performance obligations are satisfied, which is the case of construction contracts, CEMEX applies the stage of completion method to measure revenue, which represents: a) the proportion that contract costs incurred for work performed to date bear to the estimated total contract costs; b) the surveys of work performed; or c) the physical proportion of the contract work completed; whichever better reflects the percentage of completion under the specific circumstances. Revenue related to such construction contracts is recognized in the period in which the work is performed by reference to the contract’s stage of completion at the end of the period, considering that the following have been defined: a) each party’s enforceable rights regarding the asset under construction; b) the consideration to be exchanged; c) the manner and terms of settlement; d) actual costs incurred and contract costs required to complete the asset are effectively controlled; and e) it is probable that the economic benefits associated with the contract will flow to the entity.

Progress payments and advances received from customers do not reflect the work performed and are recognized as short-term or long-term advanced payments, as appropriate.

3.16)	COST OF SALES AND OPERATING EXPENSES (note 6)

Cost of sales represents the production cost of inventories at the moment of sale. Such cost of sales includes depreciation, amortization and depletion of assets involved in production, expenses related to storage in production plants and freight expenses of raw material in plants and delivery expenses of CEMEX’s ready-mix concrete business.

Administrative expenses represent the expenses associated with personnel, services and equipment, including depreciation and amortization, related to managerial activities and back office for the Company’s management.

Sales expenses represent the expenses associated with personnel, services and equipment, including depreciation and amortization, involved specifically in sales activities.

Distribution and logistics expenses refer to expenses of storage at points of sales, including depreciation and amortization, as well as freight expenses of finished products between plants and points of sale and freight expenses between points of sales and the customers’ facilities.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

3.17)	EXECUTIVE SHARE-BASED COMPENSATION (note 22)

Share-based payments to executives are defined as equity instruments when services received from employees are settled by delivering shares of the Parent Company and/or a subsidiary; or as liability instruments when CEMEX commits to make cash payments to the executives on the exercise date of the awards based on changes in the Parent Company and/or subsidiary’s own stock (intrinsic value). The cost of equity instruments represents their estimated fair value at the date of grant and is recognized in the income statement during the period in which the exercise rights of the employees become vested. In respect of liability instruments, these instruments are valued at their estimated fair value at each reporting date, recognizing the changes in fair value through the operating results.

3.18)	EMISSIONS OF CARBON DIOXIDE (“CO2”)

The cement industry releases CO2 as part of the production process. In certain countries where CEMEX operates, such as EU countries, mechanisms aimed at reducing carbon dioxide emissions (“CO2”) have been established by means of which, the relevant environmental authorities grant annually certain number of emission rights (“certificates”) so far free of cost to the different industries releasing CO2. Industries in turn must submit to such environmental authorities at the end of a compliance period, certificates for a volume equivalent to the tons of CO2 released. Companies must obtain additional certificates to meet deficits between actual CO2 emissions during the compliance period and certificates received, or they can dispose of any surplus of certificates in the market. In addition, the United Nations Framework Convention on Climate Change (“UNFCCC”) granted Certified Emission Reductions (“CERs”) to qualified CO2 emission reduction projects. Until the compliance phase that finalized in 2020, CERs could be used in specified proportions to settle emission rights obligations in the EU. In the current phase from 2021 to 2030, CERs are no longer valid to settle emission rights obligations in the EU. Nonetheless, CEMEX actively participates in the development of projects aimed to reduce CO2 emissions, some of which have been awarded with CERs. In general, failure to meet the emissions caps is subject to significant monetary penalties. The cap is reduced over time so that the total volume of emissions will decrease.

Further to the strategy to address climate change that CEMEX announced in February 2020, on December 3, 2020, CEMEX hosted a Climate Action panel to present the progress on climate action and the roadmap to achieve the Company’s 2030 and 2050 goals, which are mainly a 35% reduction in CO2 emissions and delivery of net-zero CO2 concrete for all products and geographies, respectively (unaudited). The 35% CO2 emissions reductions target by 2030 is aligned with the Science-Based Targets initiative (“SBTi”) methodology. SBTi drives ambitious climate action in the private sector by enabling companies to set science-based emissions reductions targets. To meet this target, this objective has been included in the variable compensation of senior management and CEMEX has detailed CO2 roadmaps developed for each cement plant which include a roll-out of proven CO2 reduction technologies and the investments required for their implementation. Furthermore, CEMEX works towards delivering net-zero CO2 concrete globally by 2050, which should contribute to the development of smart urban projects, sustainable buildings and climate-resilient infrastructure. These reduction targets were included in 2020 in a portion of CEMEX’s debt, and their grade of accomplishment, will represent increases or decreases to the interest rate (note 17.1).

CEMEX does not maintain emission rights, CERs and/or enters in forward transactions with trading purposes. CEMEX accounts for the effects associated with CO2 emission reduction mechanisms as follows:

•

Certificates received for free are not recognized in the statement of financial position. Revenues from the sale of any surplus of certificates are recognized by decreasing cost of sales. In forward sale transactions, revenues are recognized upon physical delivery of the emission certificates.

•

Certificates and/or CERs acquired to hedge current CO2 emissions are recognized as intangible assets at cost and are further amortized to cost of sales during the compliance period. In the case of forward purchases, assets are recognized upon physical reception of the certificates.

•

CEMEX accrues a provision against cost of sales when the estimated annual emissions of CO2 are expected to exceed the number of emission rights, net of any benefit obtained through swap transactions of emission rights for CERs.

•	CERs received from the UNFCCC were recognized as intangible assets at their development cost, which are attributable mainly to legal expenses incurred in the process of obtaining such CERs.

During 2020, 2019 and 2018, there were no sales of emission rights to third parties. In addition, in certain countries, the environmental authorities impose levies per ton of CO2 or other greenhouse gases released. Such expenses are recognized as part of cost of sales as incurred.

3.19)	CONCENTRATION OF CREDIT

CEMEX sells its products primarily to distributors in the construction industry, with no specific geographic concentration within the countries in which CEMEX operates. As of and for the years ended December 31, 2020, 2019 and 2018, no single customer individually accounted for a significant amount of the reported amounts of sales or in the balances of trade receivables. In addition, there is no significant concentration of a specific supplier relating to the purchase of raw materials.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

3.20)	NEWLY ISSUED IFRS NOT YET ADOPTED

There are several amendments or new IFRS issued but not yet effective which are under analysis and the Company’s management expects to adopt in their specific effective dates considering preliminarily without any significant effect in the Company’s financial position or operating results, and which are summarized as follows:

Standard	Main topic	Effective date
Amendments to IFRS 10, Consolidated financial statements and IAS 28	Clarify the recognition of gains or losses in the Parent’s financial statements for the sale or contribution of assets between an investor and its associate or joint venture	Has yet to be set

Amendments to IAS 37, Provisions, Contingent Liabilities and Contingent Assets — Onerous Contracts—Cost of Fulfilling a Contract

Clarifies that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts.

January 1, 2022

Amendments to IAS 16, Property, Plant and Equipment — Proceeds before Intended Use

Clarifies the prohibition of deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management.

January 1, 2022

Annual improvements to IFRS (2018-2020 cycle): IFRS 9, Financial Instruments — Fees in the ‘10 per cent’ Test for Derecognition of Financial Liabilities

The amendment clarifies which fees an entity includes when it applies the ‘10 per cent’ test in assessing whether to derecognize a financial liability. An entity includes only fees paid or received between the entity (the borrower) and the lender, including fees paid or received by either the entity or the lender on the other’s behalf.

January 1, 2022

Amendments to IAS 1, Presentation of Financial Statements	Clarifies the requirements to be applied in classifying liabilities as current and non-current.	January 1, 2023

IFRS 17, Insurance contracts

The new Standard establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts and supersedes IFRS 4, Insurance contracts. The Standard outlines a General Model, which is modified for insurance contracts with direct participation features, described as the Variable Fee Approach. The General Model is simplified if certain criteria are met by measuring the liability for remaining coverage using the Premium Allocation Approach.

January 1, 2023

4)	REVENUE AND CONSTRUCTION CONTRACTS

CEMEX’s revenues are mainly originated from the sale and distribution of cement, ready-mix concrete, aggregates and other construction materials and services. CEMEX grants credit for terms ranging from 15 to 90 days depending on the type and risk of each customer. For the years ended December 31, 2020, 2019 and 2018, revenue is as follows:

	2020	2019	2018
From the sale of goods associated to CEMEX’s main activities [1]	$12,485	12,605	13,018
From the sale of services [2]	145	147	159
From the sale of other goods and services [3]	340	378	354

	$12,970	13,130	13,531

1	Includes in each period revenue generated under construction contracts that are presented in the table below.
2	Refers mainly to revenue generated by Neoris N.V. and its subsidiaries, involved in providing information technology solutions and services.
3	Refers mainly to revenues generated by subsidiaries not individually significant operating in different lines of business.

Information of revenues by reportable segment and line of business for the years 2020, 2019 and 2018 is presented in note 5.3

As of December 31, 2020 and 2019, amounts receivable for progress billings to and advances received from customers of construction contracts were not significant. For 2020, 2019 and 2018, revenues and costs related to construction contracts in progress were as follows:

	Accrued [1]	2020	2019	2018
Revenue from construction contracts included in consolidated revenues [2]	$112	101	79	72
Costs incurred in construction contracts included in consolidated cost of sales [3]	(111)	(101)	(79)	(68)

Construction contracts gross operating profit	$1	—	—	4

1	Revenues and costs recognized from inception of the contracts until December 31, 2020 in connection with those projects still in progress.
2	Revenues from construction contracts during 2020, 2019 and 2018, were mainly obtained in Mexico and Colombia.
3	Refers to actual costs incurred during the periods.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Revenue and construction contracts – continued

Under IFRS 15, certain promotions and/or discounts and rebates offered as part of the sale transaction, result in a portion of the transaction price should be allocated to such commercial incentives as separate performance obligations, recognized as contract liabilities with customers, and deferred to the income statement during the period in which the incentive is exercised by the customer or until it expires. For the years ended December 31, 2020, 2019 and 2018 changes in the balance of contract liabilities with customers are as follows:

	2020	2019	2018
Opening balance of contract liabilities with customers	$225	234	237
Increase during the period for new transactions	1,536	1,931	1,763
Decrease during the period for exercise or expiration of incentives	(1,561)	(1,946)	(1,762)
Currency translation effects	1	6	(4)

Closing balance of contract liabilities with customers	$201	225	234

For the years 2020, 2019 and 2018, CEMEX did not identify any costs required to be capitalized as contract fulfilment assets and released over the contract life according to IFRS 15, Revenues from contracts with customers.

5)	BUSINESS COMBINATIONS, DISCONTINUED OPERATIONS, SALE OF OTHER DISPOSAL GROUPS AND SELECTED FINANCIAL INFORMATION BY REPORTABLE SEGMENT AND LINE OF BUSINESS

5.1)	BUSINESS COMBINATIONS

In January 2020 and April 2020 a subsidiary of CEMEX in Israel acquired a ready-mix business from Netivei Noy for an amount in shekels equivalent to $33. As of December 31, 2020, based on the preliminary valuation of the fair values of the assets acquired and liabilities assumed, the net assets of Netivei Noy amounted to $33 and goodwill was determined in the amount of $2.

In August 2018, a subsidiary of CEMEX in the United Kingdom acquired all the shares of the ready-mix producer Procon Readymix Ltd for an amount in pounds sterling equivalent to $22. The net assets of Procon amounted to $10 and goodwill was determined in the amount of $12.

5.2)	DISCONTINUED OPERATIONS

On August 3, 2020, through a subsidiary in the United Kingdom, CEMEX concluded the sale to Breedon Group plc of certain assets for an amount in Pounds equivalent to $230, including $30 of debt. The assets sold consisted of 49 ready-mix plants, 28 aggregate quarries, four depots, one cement terminal, 14 asphalt plants, four concrete products operations, as well as a portion of CEMEX’s paving solutions business in the United Kingdom. CEMEX retained significant operations in the United Kingdom related with the production and sale of cement, ready-mix concrete, aggregates, asphalt and paving solutions. As of December 31, 2019, the assets and liabilities associated with this segment under negotiation in the United Kingdom were presented in the statement of financial position within the line items of “assets held for sale,” including a proportional allocation of goodwill of $47, and “liabilities directly related to assets held for sale,” respectively. Moreover, for purposes of the statements of operations for the period from January 1 to August 3, 2020, including in 2020 a loss on sale of $57 net of the proportional allocation of goodwill mentioned above, and the years ended December 31, 2019 and 2018 the operations related to this segment are presented net of tax in the single line item “Discontinued operations.”

On March 6, 2020, CEMEX concluded the sale to Eagle Materials Inc. of its U.S. subsidiary Kosmos Cement Company (“Kosmos”), a partnership with a subsidiary of Buzzi Unicem S.p.A. in which CEMEX held a 75% interest, for a total consideration of $665, of which the proceeds to CEMEX were $499. The assets sold consisted of Kosmos’ cement plant in Louisville, Kentucky, as well as related assets which include seven distribution terminals and raw material reserves. As of December 31, 2019, the assets and liabilities associated with this sale in the United States were presented in the statement of financial position within the line items of “assets held for sale,” including a proportional allocation of goodwill of $291, and “liabilities directly related to assets held for sale,” respectively. Moreover, CEMEX’s statements of operations present the operations related to this segment from January 1 to March 6, 2020, including in 2020 a gain on sale of $14 net of the proportional allocation of goodwill mentioned above, and for the years ended December 31, 2019 and 2018, respectively, net of income tax in the single line item “Discontinued operations.”

On June 28, 2019, after obtaining customary authorizations, CEMEX concluded with several counterparties the sale of its ready-mix and aggregates business in the central region of France for an aggregate price in euro equivalent to $36. CEMEX’s operations of these disposed assets in France for the period from January 1 to June 28, 2019 and for the year ended December 31, 2018 are reported in the statements of operations, net of income tax, in the single line item “Discontinued operations,” including in 2019 a gain on sale of $17 net of a proportional allocation of goodwill related to this reporting segment of $8.

On May 31, 2019, CEMEX concluded the sale of its aggregates and ready-mix assets in the North and North-West regions of Germany to GP Günter Papenburg AG for a price in euro equivalent to $97. The assets divested in Germany consisted of four aggregates quarries and four ready-mix facilities in North Germany, and nine aggregates quarries and 14 ready-mix facilities in North-West Germany. CEMEX’s operations of these disposed assets for the period from January 1 to May 31, 2019 and for the year ended December 31, 2018 are reported in the statements of operations, net of income tax, in the single line item “Discontinued operations,” including in 2019 a gain on sale of $59.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Discontinued operations —  continued

On March 29, 2019, CEMEX closed the sale of assets in the Baltics and Nordics to the German building materials group Schwenk for a price in euro equivalent to $387. The Baltic assets divested consisted of one cement production plant in Broceni with a production capacity of approximately 1.7 million tons, four aggregates quarries, two cement quarries, six ready-mix plants, one marine terminal and one land distribution terminal in Latvia. The assets divested also included CEMEX’s 37.8% non-controlling interest in Akmenes Cementas AB owner of a cement production plant in Akmene in Lithuania with a production capacity of approximately 1.8 million tons, as well as the exports business to Estonia. The Nordic assets divested consisted of three import terminals in Finland, four import terminals in Norway and four import terminals in Sweden. CEMEX’s operations of these disposed assets for the period from January 1 to March 29, 2019 and for the year ended December 31, 2018 are reported in the statements of operations, net of income tax, in the single line item “Discontinued operations,” including in 2019 a gain on sale of $66.

On March 29, 2019, CEMEX signed a binding agreement with Çimsa Çimento Sanayi Ve Ticaret A.Ş. to divest CEMEX’s white cement business, except for Mexico and the U.S., for an initial price of $180 subject to adjustments, including its Buñol cement plant in Spain and its white cement customer list. The transaction is pending for approval from regulators. CEMEX currently expects it could close this divestment during the first quarter of 2021. As of December 31, 2020, and 2019 the assets and liabilities associated with the white cement business were presented in the Statement of Financial Position within the line items of “Assets and liabilities directly related to assets held for sale”, as correspond. CEMEX’s operations of these assets in Spain for the years ended December 31, 2020, 2019 and 2018 are reported in the statements of operations, net of income tax, in the single line item “Discontinued operations.”

On September 27, 2018, CEMEX concluded the sale of its construction materials operations in Brazil (the “Brazilian Operations”) through the sale to Votorantim Cimentos N/NE S.A. of all the shares of CEMEX’s Brazilian subsidiary Cimento Vencemos Do Amazonas Ltda, consisting of a fluvial cement distribution terminal located in Manaus, Amazonas province, as well as the operation license for a price of $31. CEMEX’s Brazilian Operations for the period from January 1 to September 27, 2018 are reported in the statements of operations, net of income tax, in the single line item “Discontinued operations” net of a gain on sale of $12.

As of December 31, 2020, the following table presents condensed combined information of the statement of financial position for the assets held for sale in Spain, as mentioned above:

2020
Current assets	$4
Non-current assets	103

Total assets of the disposal group	107
Current liabilities	—
Non-current liabilities	—

Total liabilities directly related to disposal group	—

Total net assets of disposal group	$107

In addition, the following table presents condensed combined information of the statements of operations of CEMEX’s discontinued operations previously mentioned in: a) the United Kingdom for the period from January 1 to August 3, 2020 and for the years ended December 31, 2019 and 2018; b) the United States related to Kosmos for the period from January 1 to March 6, 2020 and for the years ended December 31, 2019 and 2018; c) France for the period from January 1 to June 28, 2019 and for the year ended December 31, 2018; d) Germany for the period from January 1 to May 31, 2019 and for the year ended December 31, 2018; e) the Baltics and Nordics for the period from January 1 to March 29, 2019 and for the year ended December 31, 2018; f) Spain for the years ended December 31, 2020, 2019 and 2018 and g) Brazil for the period from January 1 to September 27, 2018:

	2020	2019	2018
Revenues	$189	572	868
Cost of sales and operating expenses	(184)	(534)	(792)
Other income (expenses), net	(5)	1	(1)
Financial expenses, net and others	—	—	(2)

Earnings before income tax	—	39	73
Income tax	(75)	(6)	(7)

Result of discontinued operations	(75)	33	66
Net disposal result	(45)	55	11

Net result of discontinued operations	$(120)	88	77

5.3)	SELECTED FINANCIAL INFORMATION BY REPORTABLE SEGMENT AND LINE OF BUSINESS

Reportable segments represent the components of CEMEX that engage in business activities from which CEMEX may earn revenues and incur expenses, whose operating results are regularly reviewed by the entity’s top management to make decisions about resources to be allocated to the segments and assess their performance, and for which discrete financial information is available. CEMEX operates geographically and by business on a regional basis.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Selected financial information by reportable segment and line of business - continued

Beginning April 1, 2020 and for subsequent periods, the geographical regions Europe and Asia, Middle East and Africa (“AMEA”) were merged and reorganized under a single regional president and was denominated Europe, Middle East, Africa and Asia (“EMEAA”). For the reported periods, the Company’s operations were organized in four geographical regions, each under the supervision of a regional president, as follows: 1) Mexico, 2) United States, 3) EMEAA and 4) South, Central America and the Caribbean (“SCA&C”). The accounting policies applied to determine the financial information by reportable segment are consistent with those described in note 3.

Considering similar regional and economic characteristics and/or materiality, certain countries have been aggregated and presented as single line items as follows: a) “Rest of EMEAA” refers mainly to CEMEX’s operations and activities in Poland, the Czech Republic, Croatia, Egypt and the United Arab Emirates; b) “Rest of SCA&C” refers mainly to CEMEX’s operations and activities in Costa Rica, Puerto Rico, Nicaragua, Jamaica, the Caribbean, Guatemala and El Salvador, excluding the operations of Trinidad Cement Limited (“TCL”); and c) “Caribbean TCL” refers to TCL’s operations mainly in Trinidad and Tobago, Jamaica, Guyana and Barbados. The segment “Others” refers to: 1) cement trade maritime operations, 2) Neoris N.V., CEMEX’s subsidiary involved in the business of information technology solutions, 3) the Parent Company, other corporate entities and finance subsidiaries, and 4) other minor subsidiaries with different lines of business.

Selected information of the consolidated statements of operations by reportable segment for the years 2020, 2019 and 2018, excluding the share of profits of equity accounted investees by reportable segment that is included in the note 14.1, was as follows:

2020	Revenues (including intragroup transactions)	Less: Intragroup transactions	Revenues	Operating EBITDA	Less: Depreciation and amortization	Operating earnings before other expenses, net	Other expenses, net	Financial expense	Other financing items, net
Mexico	$2,812	(134)	2,678	931	148	783	(46)	(31)	(4)
United States	3,994	(1)	3,993	747	440	307	(1,350)	(53)	(20)
EMEAA
United Kingdom	739	—	739	88	67	21	(73)	(9)	(77)
France	795	—	795	76	49	27	(1)	(12)	3
Germany	489	(37)	452	67	28	39	(3)	(2)	(3)
Spain	319	(16)	303	25	39	(14)	(195)	(3)	(9)
Philippines [1]	398	—	398	118	46	72	(1)	2	2
Israel	754	—	754	115	28	87	—	(4)	1
Rest of EMEAA	959	(16)	943	149	81	68	(27)	(5)	(22)
SCA&C
Colombia [2]	404	—	404	86	25	61	(14)	(5)	(13)
Panama [2]	80	(7)	73	12	16	(4)	(19)	(1)	1
Caribbean TCL [3]	251	(7)	244	65	22	43	(9)	(6)	(8)
Dominican Republic	229	(11)	218	84	8	76	(5)	(1)	4
Rest of SCA&C [2]	508	(17)	491	124	19	105	(41)	(2)	15
Others	957	(472)	485	(227)	101	(328)	5	(645)	20

Continuing operations	13,688	(718)	12,970	2,460	1,117	1,343	(1,779)	(777)	(110)
Discontinued operations	189	—	189	14	9	5	(5)	—	—

Total	$13,877	(718)	13,159	2,474	1,126	1,348	(1,784)	(777)	(110)

2019	Revenues (including intragroup transactions)	Less: Intragroup transactions	Revenues	Operating EBITDA	Less: Depreciation and amortization	Operating earnings before other expenses, net	Other expenses, net	Financial expense	Other financing items, net
Mexico	$2,897	(105)	2,792	969	159	810	(48)	(36)	(1)
United States	3,780	—	3,780	629	392	237	(22)	(64)	(13)
EMEAA
United Kingdom	749	—	749	119	69	50	(2)	(11)	(17)
France	869	—	869	94	48	46	(4)	(11)	—
Germany	439	(25)	414	65	28	37	3	(3)	(4)
Spain	319	(25)	294	16	34	(18)	(8)	(2)	2
Philippines [1]	458	—	458	117	38	79	1	6	4
Israel	660	—	660	89	23	66	—	(2)	1
Rest of EMEAA	958	(14)	944	132	71	61	(7)	(7)	26
SCA&C
Colombia [2]	504	—	504	90	29	61	(21)	(4)	(3)
Panama [2]	181	(2)	179	48	17	31	(9)	(1)	—
Caribbean TCL [3]	248	(8)	240	56	23	33	(2)	(6)	(4)
Dominican Republic	245	(17)	228	84	9	75	(1)	—	—
Rest of SCA&C [2]	511	(17)	494	107	20	87	(60)	(3)	(6)
Others	1,104	(579)	525	(237)	85	(322)	(167)	(567)	(56)
Continuing operations	13,922	(792)	13,130	2,378	1,045	1,333	(347)	(711)	(71)
Discontinued operations	572	—	572	89	51	38	1	—	—

Total	$14,494	(792)	13,702	2,467	1,096	1,371	(346)	(711)	(71)

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Selected information of the statements of operations by reportable segment —  continued

2018	Revenues (including intragroup transactions)	Less: Intragroup transactions	Revenues	Operating EBITDA	Less: Depreciation and amortization	Operating earnings before other expenses, net	Other expenses, net	Financial expense	Other financing items, net
Mexico	$3,302	(91)	3,211	1,217	148	1,069	(33)	(32)	(3)
United States	3,614	—	3,614	686	369	317	(18)	(53)	(11)
EMEAA
United Kingdom	773	—	773	117	67	50	(7)	(12)	(22)
France	895	—	895	91	50	41	(47)	(13)	—
Germany	429	(75)	354	37	28	9	(8)	(3)	(4)
Spain	334	(47)	287	13	33	(20)	(16)	(3)	3
Philippines [1]	448	—	448	93	36	57	(3)	(2)	(4)
Israel	630	—	630	87	21	66	—	(3)	(1)
Rest of EMEAA	1,090	(51)	1,039	157	72	85	(12)	(6)	(5)
SCA&C
Colombia [2]	524	—	524	97	29	68	6	(7)	(22)
Panama [2]	222	—	222	66	17	49	(3)	(1)	—
Caribbean TCL [3]	254	(5)	249	58	19	39	(15)	(3)	(2)
Dominican Republic	218	(16)	202	61	10	51	(1)	(1)	2
Rest of SCA&C [2]	590	(20)	570	133	21	112	(7)	(3)	14
Others	1,247	(734)	513	(228)	62	(290)	(132)	(580)	53

Continuing operations	14,570	(1,039)	13,531	2,685	982	1,703	(296)	(722)	(2)
Discontinued operations	868	—	868	147	71	76	(1)	(2)	—

Total	$15,438	(1,039)	14,399	2,832	1,053	1,779	(297)	(724)	(2)

1

CEMEX’s operations in the Philippines are mainly conducted through CEMEX Holdings Philippines, Inc. (“CHP”), a Philippine company whose shares trade on the Philippines Stock Exchange. As of December 31, 2020 and 2019, there is a non-controlling interest in CHP of 22.16% and 33.22% of its ordinary shares (note 21.4).

2

CEMEX Latam Holdings, S.A. (“CLH”), a company incorporated in Spain, trades its ordinary shares on the Colombian Stock Exchange. CLH is the indirect holding company of CEMEX’s operations in Colombia, Panama, Costa Rica, Guatemala, Nicaragua and El Salvador. At year end 2020 and 2019, there is a non-controlling interest in CLH of 7.63% and 26.83%, respectively, of its ordinary shares, excluding shares held in CLH’s treasury (note 21.4).

3

The shares of TCL trade on the Trinidad and Tobago Stock Exchange. As of December 31, 2020 and 2019, there is a non-controlling interest in TCL of 30.17% of its ordinary shares in both years (note 21.4).

Debt by reportable segment is disclosed in note 17.1. As of December 31, 2020 and 2019, selected statement of financial position information by reportable segment was as follows:

2020	Equity accounted investees	Other segment assets	Total assets	Total liabilities	Net assets by segment	Additions to fixed assets [1]
Mexico	$—	3,837	3,837	1,523	2,314	144
United States	146	12,296	12,442	2,490	9,952	284
EMEAA
United Kingdom	6	1,507	1,513	1,368	145	55
France	53	999	1,052	585	467	62
Germany	4	412	416	357	59	24
Spain	—	1,023	1,023	230	793	22
Philippines	—	761	761	158	603	82
Israel	—	769	769	507	262	28
Rest of EMEAA	9	1,172	1,181	417	764	51
SCA&C
Colombia	—	1,105	1,105	514	591	14
Panama	—	295	295	78	217	3
Caribbean TCL	—	493	493	258	235	16
Dominican Republic	—	158	158	66	92	2
Rest of SCA&C	—	333	333	162	171	7
Others	292	1,568	1,860	9,754	(7,894)	1

Total	510	26,728	27,238	18,467	8,771	795
Assets held for sale and related liabilities (note 13.1)	—	187	187	6	181	—

Total consolidated	$510	26,915	27,425	18,473	8,952	795

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Selected information of the statements of financial position by reportable segment – continued

2019	Equity accounted investees	Other segment assets	Total assets	Total liabilities	Net assets by segment	Additions to fixed assets [1]
Mexico	$—	3,910	3,910	1,443	2,467	199
United States	143	13,755	13,898	2,440	11,458	398
EMEAA
United Kingdom	6	1,556	1,562	1,225	337	67
France	50	928	978	460	518	38
Germany	4	397	401	353	48	25
Spain	—	1,190	1,190	185	1,005	34
Philippines	—	689	689	141	548	84
Israel	—	611	611	429	182	33
Rest of EMEAA	11	1,168	1,179	435	744	65
SCA&C
Colombia	—	1,187	1,187	428	759	25
Panama	—	337	337	105	232	10
Caribbean TCL	—	542	542	236	306	21
Dominican Republic	—	193	193	66	127	8
Rest of SCA&C	—	381	381	164	217	18
Others	267	1,199	1,466	10,392	(8,926)	8

Total	481	28,043	28,524	18,502	10,022	1,033
Assets held for sale and related liabilities (note 13.1)	—	839	839	37	802	—

Total consolidated	$481	28,882	29,363	18,539	10,824	1,033

1

In 2020 and 2019, the column “Additions to fixed assets” includes capital expenditures, which comprises acquisitions of property, machinery and equipment as well as additions of assets for the right-of-use, for combined amounts of $795 and $1,033, respectively (note 15).

Revenues by line of business and reportable segment for the years ended December 31, 2020, 2019 and 2018 were as follows:

2020	Cement	Concrete	Aggregates	Others	Eliminations	Revenues
Mexico	$2,001	628	172	587	(710)	2,678
United States	1,599	2,255	954	481	(1,296)	3,993
EMEAA
United Kingdom	201	274	314	229	(279)	739
France	—	647	340	8	(200)	795
Germany	210	202	69	116	(145)	452
Spain	233	83	24	25	(62)	303
Philippines	398	—	—	3	(3)	398
Israel	—	623	195	113	(177)	754
Rest of EMEAA	643	363	80	34	(177)	943
SCA&C
Colombia	294	119	34	64	(107)	404
Panama	67	14	4	4	(16)	73
Caribbean TCL	245	5	7	15	(28)	244
Dominican Republic	185	15	5	38	(25)	218
Rest of SCA&C	458	32	9	24	(32)	491
Others	—	—	—	959	(474)	485

Continuing operations	6,534	5,260	2,207	2,700	(3,731)	12,970
Discontinued operations	68	28	55	53	(15)	189

Total	$6,602	5,288	2,262	2,753	(3,746)	13,159

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Information related to revenue by line of business and reportable segment – continued

2019	Cement	Concrete	Aggregates	Others	Eliminations	Revenues
Mexico	$2,009	798	196	445	(656)	2,792
United States	1,608	2,189	917	332	(1,266)	3,780
EMEAA
United Kingdom	227	310	290	246	(324)	749
France	—	720	355	4	(210)	869
Germany	192	184	62	43	(67)	414
Spain	228	86	23	18	(61)	294
Philippines	457	—	—	2	(1)	458
Israel	—	554	166	78	(138)	660
Rest of EMEAA	609	378	89	28	(160)	944
SCA&C
Colombia	363	176	53	51	(139)	504
Panama	141	49	15	12	(38)	179
Caribbean TCL	241	9	5	9	(24)	240
Dominican Republic	194	27	8	25	(26)	228
Rest of SCA&C	448	48	11	18	(31)	494
Others	—	—	—	1,107	(582)	525

Continuing operations	6,717	5,528	2,190	2,418	(3,723)	13,130
Discontinued operations	229	110	154	85	(6)	572

Total	$6,946	5,638	2,344	2,503	(3,729)	13,702

2018	Cement	Concrete	Aggregates	Others	Eliminations	Revenues
Mexico	$2,302	898	210	642	(841)	3,211
United States	1,584	2,088	850	393	(1,301)	3,614
EMEAA
United Kingdom	237	325	300	281	(370)	773
France	—	735	353	9	(202)	895
Germany	186	197	56	136	(221)	354
Spain	250	70	19	17	(69)	287
Philippines	444	—	3	2	(1)	448
Israel	—	521	159	110	(160)	630
Rest of EMEAA	656	416	94	205	(332)	1,039
SCA&C
Colombia	353	189	55	92	(165)	524
Panama	171	71	23	14	(57)	222
Caribbean TCL	245	10	5	13	(24)	249
Dominican Republic	178	27	9	24	(36)	202
Rest of SCA&C	510	63	14	24	(41)	570
Others	—	—	—	1,285	(772)	513

Continuing operations	7,116	5,610	2,150	3,247	(4,592)	13,531
Discontinued operations	420	219	236	144	(151)	868

Total	$7,536	5,829	2,386	3,391	(4,743)	14,399

6)	OPERATING EXPENSES, DEPRECIATION AND AMORTIZATION

Consolidated operating expenses during 2020, 2019 and 2018 by function are as follows:

	2020	2019	2018
Administrative expenses [1]	$1,076	1,112	1,130
Selling expenses	337	371	312
Distribution and logistics expenses	1,423	1,489	1,537

	$2,836	2,972	2,979

1

All significant R&D activities are executed by several internal areas as part of their daily activities. In 2020, 2019 and 2018, total combined expenses of these departments recognized within administrative expenses were $31, $38 and $39, respectively.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Operating expenses, depreciation and amortization – continued

Depreciation and amortization recognized during 2020, 2019 and 2018 are detailed as follows:

	2020	2019	2018
Included in cost of sales	$921	865	853
Included in administrative, selling and distribution and logistics expenses	196	180	129

	$1,117	1,045	982

7)	OTHER EXPENSES, NET

The detail of the line item “Other expenses, net” in 2020, 2019 and 2018 was as follows:

	2020	2019	2018
Impairment losses [1]	$(1,520)	(64)	(62)
Results from the sale of assets and others, net [2]	(127)	(230)	(149)
Restructuring costs [3]	(81)	(48)	(72)
Incremental costs and expenses related to the COVID-19 Pandemic (note 2)	(48)	—	—
Remeasurement of pension liabilities [4]	—	—	(8)
Charitable contributions	(3)	(5)	(5)

	$(1,779)	(347)	(296)

1

In 2020, include impairment losses of goodwill and other intangible assets of $1,020 and $194, respectively, related to CEMEX’s assets and its Reporting Segment in the United States (notes 16.1 and 16.2), as well as impairment losses of fixed assets of $306, mainly related to assets in the United States, Spain and the United Kingdom (note 15.1). In 2019 and 2018, among others, includes impairment losses of fixed assets of $64 and $23, respectively, as well as in 2018 losses in the valuation of assets held for sale of $22 (notes 14.2, 15 and 16).

2	In 2020, 2019 and 2018, includes $11, $55 and $56, respectively, in connection with property damages and natural disasters (note 25.1).
3	Restructuring costs mainly refer to severance payments and the definite closing of operating sites.
4	Refers to past services remeasurement of CEMEX’s defined benefit plan in the United Kingdom determined in 2018 considering the issuance of a gender parity law.

8)	FINANCIAL ITEMS

8.1)	FINANCIAL EXPENSE

Consolidated financial expense in 2020, 2019 and 2018 includes $74, $77 and $74 of interest expense from financial obligations related to lease contracts (notes 15.2 and 17.2).

8.2)	FINANCIAL INCOME AND OTHER ITEMS, NET

The detail of financial income and other items, net in 2020, 2019 and 2018 was as follows:

	2020	2019	2018
Effects of amortized cost on assets and liabilities and others, net[1]	$(122)	(59)	(59)
Results from financial instruments, net (notes 14.2 and 17.4)	(17)	(1)	39
Foreign exchange results	6	(32)	10
Financial income	20	21	18
Others	3	—	(10)

	$(110)	(71)	(2)

1	The increase in 2020 is mainly a result of the decrease in the discount rates in the United Kingdom utilized by the Company to determine its environmental remediation liabilities.

9)	CASH AND CASH EQUIVALENTS

As of December 31, 2020 and 2019, consolidated cash and cash equivalents consisted of:

	2020	2019
Cash and bank accounts	$501	547
Fixed-income securities and other cash equivalents	449	241

	$950	788

Based on net settlement agreements, the balance of cash and cash equivalents excludes deposits in margin accounts that guarantee several obligations of CEMEX of $32 in 2020 and $27 in 2019, which were offset against the corresponding obligations of CEMEX with the counterparties, considering CEMEX’s right, ability and intention to settle the amounts on a net basis.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

10)	TRADE ACCOUNTS RECEIVABLE

As of December 31, 2020 and 2019, consolidated trade accounts receivable consisted of:

	2020	2019
Trade accounts receivable	$1,654	1,637
Allowances for expected credit losses	(121)	(116)

	$1,533	1,521

As of December 31, 2020 and 2019, trade accounts receivable include receivables of $677 and $682, respectively, sold under outstanding trade receivables securitization programs and/or factoring programs with recourse, established in Mexico, the United States, France and the United Kingdom, in which CEMEX effectively surrenders control associated with the trade accounts receivable sold and there is no guarantee or obligation to reacquire the assets; nonetheless, in such programs, CEMEX retains certain residual interest in the programs and/or maintains continuing involvement with the accounts receivable. Therefore, the trade accounts receivable sold were not removed from the statement of financial position and the funded amounts to CEMEX of $586 in 2020 and $599 in 2019, were recognized within the line item of “Other financial obligations.” Trade accounts receivable qualifying for sale exclude amounts over certain days past due or concentrations over certain limits to any one customer, according to the terms of the programs. The discount granted to the acquirers of the trade accounts receivable is recorded as financial expense and amounted to $13 in 2020, $25 in 2019 and $23 in 2018. CEMEX’s securitization programs are usually negotiated for periods of one to two years and are usually renewed at their maturity.

As of December 31, 2020, the balances of trade accounts receivable and the allowance for Expected Credit Losses (“ECL”) were as follows:

	Accounts receivable	ECL allowance	ECL average rate
Mexico	$284	38	13.7%
United States	477	8	1.7%
Europe, Middle East, Africa and Asia	766	51	6.7%
South, Central America and the Caribbean	94	20	21.3%
Others	33	4	12.1%

	$1,654	121

Changes in the allowance for expected credit losses in 2020, 2019 and 2018, were as follows:

	2020	2019	2018
Allowances for expected credit losses at beginning of period	$116	119	109
Adoption effects of ECL model as of January 1, 2018	—	—	29
Charged to selling expenses	23	12	8
Deductions	(19)	(16)	(20)
Foreign currency translation effects	1	1	(7)

Allowances for expected credit losses at end of period	$121	116	119

As of December 31, 2020, in relation to the COVID-19 Pandemic (note 2) and the potential increase in expected credit losses on trade accounts receivable because of the negative economic effects associated with the COVID-19 Pandemic, CEMEX maintains continuous communication with its customers as part of its collection management, in order to anticipate situations that could represent an extension in the portfolio’s recovery period or in some cases the risk of non-recovery. As of this same date, the Company considers that these negative effects do not yet have a significant impact on the estimates of expected credit losses and will continue to monitor the development of relevant events that may eventually have effect because of a deepening or extension of the COVID-19 Pandemic.

11)	OTHER ACCOUNTS RECEIVABLE

As of December 31, 2020 and 2019, consolidated other accounts receivable consisted of:

	2020	2019
Advances of income taxes and other refundable taxes	$304	147
Non-trade accounts receivable [1]	117	113
Interest and notes receivable	39	50
Current portion of valuation of derivative financial instruments	7	1
Loans to employees and others	10	14

	$477	325

1	Non-trade accounts receivable are mainly attributable to the sale of assets.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

12)	INVENTORIES

As of December 31, 2020 and 2019, the consolidated balance of inventories was summarized as follows:

	2020	2019
Finished goods	$309	320
Materials and spare parts	271	263
Raw materials	192	194
Work-in-process	164	195
Inventory in transit	35	17

	$971	989

For the years ended December 31, 2020, 2019 and 2018, CEMEX recognized within “Cost of sales” in the income statement, inventory impairment losses of $9, $6 and $6, respectively.

13)	ASSETS HELD FOR SALE AND OTHER CURRENT ASSETS

13.1)	ASSETS HELD FOR SALE (note 5.2)

As of December 31, 2020 and 2019, assets held for sale, which are measured at the lower of their estimated realizable value, less costs to sell, and their carrying amounts, as well as liabilities directly related with such assets are detailed as follows:

	2020			2019
	Assets	Liabilities	Net assets	Assets	Liabilities	Net assets
White cement assets in Spain	$107	—	107	$106	—	106
Kosmos’ assets in the United States	—	—	—	457	14	443
Assets in the United Kingdom	—	—	—	229	23	206
Other assets held for sale [1]	80	6	74	47	—	47

	$187	6	181	$839	37	802

1	In 2020, includes assets and liabilities of $26 and $6, respectively, associated with a committed sale of certain assets in France negotiated in December 2020.

CEMEX recognized within the line item “Other expenses, net” adjustments in the fair value of its assets held for sale representing losses of $23 in 2020 and $30 in 2018.

13.2)	OTHER CURRENT ASSETS

As of December 31, 2020 and 2019, other current assets are mainly comprised of advance payments to vendors.

14)	EQUITY ACCOUNTED INVESTEES, OTHER INVESTMENTS AND NON-CURRENT ACCOUNTS RECEIVABLE

14.1)	EQUITY ACCOUNTED INVESTEES

As of December 31, 2020 and 2019, the investments in common shares of associates were as follows:

	Activity	Country	%	2020	2019
Camcem, S.A. de C.V.	Cement	Mexico	40.1	$244	229
Concrete Supply Co. LLC	Concrete	United States	40.0	81	75
Lehigh White Cement Company	Cement	United States	36.8	62	64
Société d’Exploitation de Carrières	Aggregates	France	50.0	21	17
Société Méridionale de Carrières	Aggregates	France	33.3	14	15
Other companies	—	—	—	88	81

				$510	481

Out of which:
Book value at acquisition date				$311	331
Changes in stockholders’ equity				$199	150

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Equity accounted investees - continued

Combined condensed statement of financial position information of CEMEX’s associates as of December 31, 2020 and 2019 is set forth below:

	2020	2019
Current assets	$1,240	982
Non-current assets	1,662	1,757

Total assets	2,902	2,739

Current liabilities	496	326
Non-current liabilities	766	898

Total liabilities	1,262	1,224

Total net assets	$1,640	1,515

Combined selected information of the statements of operations of CEMEX’s associates in 2020, 2019 and 2018 is set forth below:

	2020	2019	2018
Sales	$1,759	1,600	1,449
Operating earnings	296	237	224
Income before income tax	175	158	110
Net income	128	118	86

The share of equity accounted investees by reportable segment in the statements of operations for 2020, 2019 and 2018 is detailed as follows:

	2020	2019	2018
Mexico	$30	23	13
United States	15	18	15
EMEAA	6	10	7
Corporate and others	(2)	(2)	(1)

	$49	49	34

14.2)	OTHER INVESTMENTS AND NON-CURRENT ACCOUNTS RECEIVABLE

As of December 31, 2020 and 2019, consolidated other investments and non-current accounts receivable were summarized as follows:

	2020	2019
Non-current accounts receivable [1]	$246	197
Investments at fair value through the income statement [2]	23	34
Non-current portion of valuation of derivative financial instruments (note 17.4)	3	2
Investments in strategic equity securities [3]	3	3

	$275	236

1

Includes, among other items: a) accounts receivable from investees and joint ventures of $36 in 2020 and $32 in 2019, b) advances to suppliers of fixed assets of $47 in 2020 and $32 in 2019, c) employee prepaid compensation of $6 in 2020 and $7 in 2019, d) refundable taxes of $10 in 2019; and e) warranty deposits of $29 in 2020 and $33 in 2019.

2	Refers to investments in private funds and investments related to employee’ savings funds. In 2020 and 2019, no contributions were made to such private funds.
3	This line item refers mainly to a strategic investment in CPOs of Axtel, S.A.B. de C.V. (“Axtel”). This investment is recognized at fair value through other comprehensive income.

15)	PROPERTY, MACHINERY AND EQUIPMENT, NET AND ASSETS FOR THE RIGHT-OF-USE, NET

As of December 31, 2020 and 2019, property, machinery and equipment, net and assets for the right-of-use, net were summarized as follows:

	2020	2019
Property, machinery and equipment, net	$10,170	10,565
Assets for the right-of-use, net	1,243	1,285

	$11,413	11,850

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

15.1)	PROPERTY, MACHINERY AND EQUIPMENT, NET

As of December 31, 2020 and 2019, consolidated property, machinery and equipment, net and the changes in this line item during 2020, 2019 and 2018, were as follows:

	2020
	Land and		Machinery
	mineral		and	Construction
	reserves	Building	equipment	in progress [1]	Total
Cost at beginning of period	$4,606	2,374	11,519	1,209	19,708
Accumulated depreciation and depletion	(968)	(1,326)	(6,849)	—	(9,143)

Net book value at beginning of period	3,638	1,048	4,670	1,209	10,565
Capital expenditures	47	35	482	—	564
Stripping costs	18	—	—	—	18

Total capital expenditures	65	35	482	—	582
Disposals [2]	(26)	(7)	(30)	—	(63)
Reclassifications	(31)	(1)	(56)	—	(88)
Business combinations (note 5.1)	—	—	11	—	11
Depreciation and depletion for the period	(134)	(99)	(515)	—	(748)
Impairment losses	(87)	(54)	(165)	—	(306)
Foreign currency translation effects	139	42	57	(21)	217

Cost at end of period	4,741	2,438	11,929	1,188	20,296
Accumulated depreciation and depletion	(1,177)	(1,474)	(7,475)	—	(10,126)

Net book value at end of period	$3,564	964	4,454	1,188	10,170

	2019
	Land and		Machinery
	mineral		and	Construction
	reserves	Building	equipment	in progress [1]	Total	2018 [1,2]
Cost at beginning of period	$4,789	2,633	12,185	1,035	20,642	20,653
Accumulated depreciation and depletion	(958)	(1,371)	(7,081)	—	(9,410)	(9,065)

Net book value at beginning of period	3,831	1,262	5,104	1,035	11,232	11,588
Capital expenditures	46	28	663	—	737	630
Stripping costs	22	—	—	—	22	38

Total capital expenditures	68	28	663	—	759	668
Disposals [2]	(38)	(8)	(50)	—	(96)	(49)
Reclassifications [3]	(163)	(23)	(203)	(13)	(402)	6
Business combinations (note 5.1)	—	—	—	—	—	6
Depreciation and depletion for the period	(121)	(61)	(451)	—	(633)	(657)
Impairment losses	(18)	(17)	(29)	—	(64)	(23)
Foreign currency translation effects	79	(133)	(364)	187	(231)	(307)

Cost at end of period	4,606	2,374	11,519	1,209	19,708	20,642
Accumulated depreciation and depletion	(968)	(1,326)	(6,849)	—	(9,143)	(9,410)

Net book value at end of period	$3,638	1,048	4,670	1,209	10,565	11,232

1

As of December 31, 2020, the Maceo plant in Colombia, finalized significantly in 2017, with an annual capacity of approximately 1.1 million tons, has not initiated commercial operations. As of the reporting date, the works related to the access road to the plant remain suspended and the beginning of commercial operations is subject to the successful conclusion of several ongoing processes for the proper operation of the assets and other legal proceedings (note 25.3). As of December 31, 2020, the carrying amount of the plant, net of impairment adjustments of certain advance payments recognized in 2016 of $23, is for an amount in Colombian pesos equivalent to $270.

2

In 2020, includes sales of non-strategic fixed assets in the United Kingdom and the United States for $28 and $18, respectively, among others. In 2019, includes sales of non-strategic fixed assets in Germany, France and the United Kingdom for $32, $12 and $6, respectively, among others. In 2018, includes sales of non-strategic fixed assets in the United States, Spain and Mexico for $19, $8 and $6, respectively, among others.

3

In 2019, refers to the reclassification of the assets in the United States, United Kingdom and Spain for $134, $182 and $86, respectively. In 2018, refers mainly to the reclassification of the assets in Spain (note 13.1) for $30.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Property, machinery and equipment, net - continued

Considering mainly the negative effects of the COVID-19 Pandemic on certain idle assets that will remain closed for the foreseeable future in relation to the estimated sales volumes and the Company’s ability to supply demand by achieving efficiencies in other operating assets, during 2020, CEMEX recognized non-cash impairment losses for these assets for an aggregate amount of $306, of which $76 relate to assets in the United States mainly the North Brooksville plant, $189 to assets in EMEAA mainly referring to the Lloseta and Gador plants in Spain and the South Ferriby plant in the United Kingdom, among minor adjustments in other countries and $39 to assets in SCA&C mainly in connection with land in Puerto Rico and the kiln 1 in Panama. In 2019 due to the continued adverse outlook and the overall uncertain economic conditions in Puerto Rico after hurricane “Maria” in 2017, CEMEX recognized an impairment loss of US$52.

These losses result from the excess of the net book value of the related assets against their respective use value or estimated realizable value, whichever is greater. For the years ended December 31, 2020, 2019 and 2018, CEMEX adjusted the related fixed assets to their estimated value in use in those circumstances in which the assets would continue in operation based on estimated cash flows during the remaining useful life, or to their realizable value, in case of permanent shut down, and recognized impairment losses within the line item of “Other expenses, net” (notes 3.10 and 7).

During the years ended December 31, 2020, 2019 and 2018 impairment losses of fixed assets by country are as follows:

	2020	2019	2018
Spain	$135	—	2
United States	76	6	13
United Kingdom	39	—	—
Puerto Rico	20	52	—
Croatia	13	—	—
Panama	12	—	—
Dominican Republic	5	—	—
Colombia	2	3	2
France	2	1	—
Poland	—	—	5
Mexico	—	—	1
Others	2	2	—

	$306	64	23

15.2)	ASSETS FOR THE RIGHT-OF-USE, NET

As of December 31, 2020 and 2019, consolidated assets for the right-of-use, net and the changes in this caption during 2020, 2019 and 2018, were as follows:

	2020
			Machinery
			and
	Land	Buildings	equipment	Others	Total

Assets for the right-of-use at beginning of period	$366	471	1,417	11	2,265
Accumulated depreciation	(117)	(233)	(625)	(5)	(980)

Net book value at beginning of period	249	238	792	6	1,285
Additions of new leases	42	38	127	6	213
Cancellations and remeasurements	(7)	(17)	(51)	(1)	(76)
Business combinations (note 5.1)	13	—	—	—	13
Depreciation	(28)	(35)	(173)	(3)	(239)
Foreign currency translation effects	1	(20)	63	3	47

Assets for the right-of-use at end of period	409	457	1,502	21	2,389
Accumulated depreciation	(139)	(253)	(744)	(10)	(1,146)

Net book value at end of period	$270	204	758	11	1,243

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Assets for the right-of-use, net - continued

	2019
			Machinery
			and
	Land	Buildings	equipment	Others	Total	2018
Assets for the right-of-use at beginning of period	$384	393	1,289	7	2,073	1,881
Accumulated depreciation	(83)	(265)	(499)	(4)	(851)	(688)

Net book value at beginning of period	301	128	790	3	1,222	1,193
Additions of new leases	25	52	193	4	274	296
Cancellations and remeasurements	(6)	(6)	(40)	—	(52)	(9)
Reclassifications	(5)	65	(25)	—	35	—
Depreciation	(29)	(39)	(219)	(1)	(288)	(219)
Foreign currency translation effects	(37)	38	93	—	94	(39)

Assets for the right-of-use at end of period	366	471	1,417	11	2,265	2,073
Accumulated depreciation	(117)	(233)	(625)	(5)	(980)	(851)

Net book value at end of period	$249	238	792	6	1,285	1,222

For the years ended December 31, 2020, 2019 and 2018, the combined rental expense related with short-term leases, leases of low-value assets and variable lease payments were $97, $104 and $89, respectively, and were recognized in cost of sales and operating expenses, as correspond. During the reported periods, CEMEX did not have any material revenue from sub-leasing activities.

16)	GOODWILL AND INTANGIBLE ASSETS, NET

16.1)	BALANCES AND CHANGES DURING THE PERIOD

As of December 31, 2020 and 2019, consolidated goodwill, intangible assets and deferred charges were summarized as follows:

	2020			2019
	Cost	Accumulated amortization	Carrying amount	Cost	Accumulated amortization	Carrying amount
Intangible assets of indefinite useful life:
Goodwill	$8,506	—	8,506	$9,562	—	9,562
Intangible assets of definite useful life:
Extraction rights	1,774	(416)	1,358	1,985	(395)	1,590
Industrial property and trademarks	44	(20)	24	42	(18)	24
Customer relationships	196	(196)	—	196	(196)	—
Mining projects	49	(6)	43	48	(5)	43
Others intangible assets	1,034	(713)	321	1,014	(643)	371

	$11,603	(1,351)	10,252	$12,847	(1,257)	11,590

Changes in consolidated goodwill for the years ended December 31, 2020, 2019 and 2018, were as follows:

	2020	2019	2018
Balance at beginning of period	$9,562	9,912	9,948
Business combinations (note 5.1)	2	—	16
Reclassification to assets held for sale (notes 5.2, 5.3 and 13)	(9)	(371)	(22)
Impairment losses	(1,020)	—	—
Foreign currency translation effects	(29)	21	(30)

Balance at end of period	$8,506	9,562	9,912

Changes in intangible assets of definite life in 2020, 2019 and 2018, were as follows:

	2020
		Industrial
	Extraction	property and	Mining
	rights	trademarks	projects	Others [1]	Total
Balance at beginning of period	$1,590	24	43	371	2,028
Additions (disposals), net [1]	(33)	—	—	37	4
Impairment losses (note 2)	(181)	—	—	(13)	(194)
Business combinations (note 5.1)	—	2	—	5	7
Amortization for the period	(21)	(2)	(1)	(106)	(130)
Foreign currency translation effects	3	—	1	27	31

Balance at the end of period	$1,358	24	43	321	1,746

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Intangible assets of definite life - continued

	2019
		Industrial
	Extraction	property and	Mining
	rights	trademarks	projects	Others [1]	Total	2018
Balance at beginning of period	$1,622	24	37	341	2,024	2,006
Additions (disposals), net [1]	(26)	(6)	5	108	81	157
Reclassifications (notes 5.2 and 13)	—	—	—	(2)	(2)	(11)
Amortization for the period	(8)	(1)	(1)	(114)	(124)	(106)
Impairment losses	—	—	—	—	—	(9)
Foreign currency translation effects	2	7	2	38	49	(13)

Balance at the end of period	$1,590	24	43	371	2,028	2,024

1

In 2020 and 2019, “Others” includes the carrying amount of internal-use software of $213 and $253, respectively. Capitalized direct costs incurred in the development stage of internal-use software, such as professional fees, direct labor and related travel expenses amounted to $40 in 2020, $102 in 2019 and $133 in 2018.

In connection with the idle status of North Brooksville plant in the United States (notes 2 and 15.1), CEMEX also recognized a non-cash impairment charge of $181 associated with the operating permits related to such plant considering that the book value of such permits will not be recovered through normal use before their expiration and $13 of other intangible assets.

16.2)	ANALYSIS OF GOODWILL IMPAIRMENT

At least once a year during the last quarter or when impairment indicators exist, CEMEX analyses the possible impairment of goodwill by means of determining the value in use of its Cash Generating Units (“CGUs”) to which goodwill balances have been allocated. The value in use is represented by the discounted cash flows projections related to such CGUs using risk adjusted discount rates. In addition to the periodic goodwill impairment tests performed at year end 2020, considering the negative effects on its operating results caused by the COVID-19 Pandemic (note 2), as well as the high uncertainty and lack of visibility in relation to the duration and consequences in the different markets where the Company operates, management considered that impairment indicators occurred during the third quarter of 2020 in its Operating Segments in the United States, Spain, Egypt and the United Arab Emirates, and consequently carried out impairment analyses of goodwill as of September 30, 2020.

As a result of these impairment analyses, in the third quarter of 2020, the Company recognized within Other expenses, net (note 7) in the statement of operations, a non-cash goodwill impairment loss for an amount of $1,020 in connection with its Operating Segment in the United States. No other impairment test of goodwill as of September 30, 2020 resulted in additional goodwill impairment losses. Moreover, CEMEX did not determine additional impairment losses in its goodwill impairment test as of December 31, 2020 in any of the groups of CGUs to which goodwill balances have been allocated. In 2019 and 2018, CEMEX did not determine goodwill impairment losses.

The impairment loss in the United States resulted from the high volatility, lack of visibility and reduced outlook associated with the effects of the COVID-19 Pandemic (note 2) which made CEMEX reduce its cash-flows projections in such country from 7 to 5 years as well as reduce its long-term growth rate from 2.5% to 2%. Such changes significantly reduced the value in use as of September 30, 2020, which decreased by 25.7% as compared to December 31, 2019. Of this reduction, 51.5 percentage points (“p.p.”) were related to the decrease of two years in the cash flows projections, 27.3 p.p. resulted from the reduction in the long-term growth rate used to determine the terminal value which changed from 2.5% in 2019 to 2.0% as of September 30, 2020, and 28.3 p.p. resulted from the slowdown of sales growth over the projected years, partially compensated by a positive effect of 7.1 p.p. associated with the reduction in the discount rate which decrease from 7.8% in 2019 to 7.7% as of September 30, 2020.

As of December 31, 2020 and 2019, goodwill balances allocated by Operating Segment were as follows:

	2020	2019
Mexico	$372	384
United States	6,449	7,469
EMEAA
Spain	463	494
United Kingdom	292	279
France	229	221
Philippines	95	92
United Arab Emirates	96	96
Rest of EMEAA [1]	44	42
SCA&C
Colombia	283	296
Caribbean TCL	92	100
Rest of SCA&C [2]	64	62
Others
Other reporting segments [3]	27	27

	$8,506	9,562

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Analysis of goodwill impairment - continued

1	This caption refers to the operating segments in the Czech Republic and Egypt.
2	This caption refers to the operating segments in the Dominican Republic, the Caribbean, Costa Rica and Panama.
3	This caption is primarily associated with Neoris N.V., CEMEX’s subsidiary involved in the sale of information technology and services.

As of December 31, 2020, 2019 and 2018, CEMEX’s pre-tax discount rates and long-term growth rates used to determine the discounted cash flows in the group of CGUs with the main goodwill balances were as follows:

	Discount rates			Long-term growth rates
Groups of CGUs	2020	2019	2018	2020	2019	2018
United States	7.3%	7.8%	8.5%	2.0%	2.5%	2.5%
Spain	7.7%	8.3%	8.8%	1.5%	1.6%	1.7%
United Kingdom	7.4%	8.0%	8.4%	1.6%	1.5%	1.6%
France	7.4%	8.0%	8.4%	1.7%	1.4%	1.6%
Mexico	8.3%	9.0%	9.4%	1.1%	2.4%	3.0%
Colombia	8.4%	8.9%	9.5%	2.5%	3.7%	3.6%
United Arab Emirates	8.3%	8.8%	11.0%	2.6%	2.5%	2.9%
Egypt	10.2%	10.3%	10.8%	5.6%	6.0%	6.0%
Range of rates in other countries	7.2% - 15.5%	8.1% - 11.5%	8.5% - 13.3%	(0.3%) - 6.5%	1.6% - 6.5%	2.3% - 6.9%

The discount rates used by CEMEX in its cash flows projections as of September 30, 2020 in the applicable countries remained relatively flat as compared to the rates determined as of December 31, 2019.

Moreover, the discount rates used by CEMEX in its cash flows projections to determine the value in use of its operating segments as of December 31, 2020 generally decreased as compared to 2019 in a range of 0.1% up to 1.5%, mainly as a result of a decrease in 2020 in the funding cost observed in the industry that changed from 5.4% in 2019 to 4.1% in 2020 as well as the weighing of debt in the calculation of the discount rates that increased from 31.7% in 2019 to 34.6% in 2020. The risk-free rate associated to CEMEX changed from 2.9% in 2019 to 2.2% in 2020, nonetheless, increases in the specific risk rates of each country and in the market risk premium which changed from 5.6% in 2019 to 5.7% in 2020, resulted in that total cost of equity remained significantly flat in 2020 as compared to 2019 in the majority of the countries. These reductions were partially offset by a slight increase in the public comparable companies’ stock volatility (beta) that changed from 1.08 in 2019 to 1.19 in 2020. In addition, as preventive measure to consider the high uncertainty, volatility and reduced visibility related to the negative effects of the COVID-19 Pandemic (note 2), CEMEX significantly reduced in certain countries its long-term growth rates used in their cash flows projections as of December 31, 2020 as compared to 2019 such as in the United States in 0.5%, Mexico in 1.3% and Colombia in 1.2%. These long-term growth rates will be revised upwards or downwards again in the future as new economic data is available.

The discount rates used by CEMEX in its cash flows projections to determine the value in use of its operating segments as of December 31, 2019 generally decreased as compared to 2018 in a range of 0.6% up to 2.6%, mainly because of a decrease in 2019 in the funding cost observed in the industry that changed from 7.3% in 2018 to 5.4% in 2019. The risk-free rate associated to CEMEX remained significantly flat in the level of 2.9%, while the country risk-specific rates decreased slightly in 2019 in most cases. These reductions were partially offset by a slight increase in the public comparable companies’ stock volatility (beta) that changed from 1.06 in 2018 to 1.08 in 2019 and the decrease in the weighing of debt in the calculation of the discount rates that changed from 33.5% in 2018 to 31.7% in 2019.

In connection with the discount rates and long-term growth rates included in the table above, CEMEX verified the reasonableness of its conclusions using sensitivity analyses to changes in assumptions, affecting the value in use of all groups of CGUs with an independent reasonably possible increase of 1% in the pre-tax discount rate, an independent possible decrease of 1% in the long-term growth rate, as well as using multiples of Operating EBITDA, by means of which, CEMEX determined a weighted-average multiple of Operating EBITDA to enterprise value observed in recent mergers and acquisitions in the industry. The average multiple was then applied to a stabilized amount of Operating EBITDA and the result was compared to the corresponding carrying amount for each group of CGUs to which goodwill has been allocated. CEMEX considered an industry average Operating EBITDA multiple of 11.5 times in 2020, 11.5 times in 2019 and 11.1 times in 2018.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Analysis of goodwill impairment - continued

In relation to the economic assumptions used by the Company described above, the additional impairment losses that would have resulted from the sensitivity analyses derived from independent changes in each of the relevant assumptions, as well as the multiples of Operating EBITDA, in those operating segments that presented impairment charges or relative impairment risk during 2020, are as follows:

		Additional effects of the sensitivity analyses to the charges recognized from the changes in assumptions as of December 31, 2020
Operating segment	Impairment losses recognized	Discount rate +1%	Long-term growth rate –1%	Multiples Operating EBITDA 11.5x
United States	$1,020	188	—	—

The factors considered by the Company’s management that could cause the hypothetical scenarios of the previous sensitivity analysis in the United States are, in relation to the discount rate, an independent increase of 300 bps in the industry funding cost observed as of December 31, 2020 of 4.1% or, an independent increase in the risk-free rate of 190 bps over the rate of 2.3% in such country. Nonetheless, such assumptions do not seem probable as of December 31, 2020.

As of December 31, 2020, except for the operating segment in the United States presented in the table above, none of the other sensitivity analyses indicated a potential impairment risk in CEMEX’s operating segments. CEMEX continually monitors the evolution of the group of CGUs to which goodwill has been allocated that have presented relative goodwill impairment risk in any of the reported periods and, if the relevant economic variables and the related value in use would be negatively affected, it may result in a goodwill impairment loss in the future.

As of December 31, 2020 and 2019, goodwill allocated to its operating segment in the United States accounted for 76% and 78%, of CEMEX’s total amount of consolidated goodwill, respectively. In connection with CEMEX’s determination of value in use relative to its groups of CGUs in the United States in the reported periods, CEMEX has considered several factors, such as the historical performance of such operating segment, including the operating results in recent years, the long-term nature of CEMEX’s investment, the signs of recovery in the construction industry over the last years, the significant economic barriers for new potential competitors considering the high investment required, and the lack of susceptibility of the industry to technology improvements or alternate construction products, among other factors. To improve its assurance, as mentioned above, CEMEX verified its conclusions using sensitivity analyses over Operating EBITDA multiples of recent sale transaction within the industry occurred in such country, as well as macroeconomic information regarding gross domestic product and cement consumption over the projected periods issued by the International Monetary Fund and the U.S. Portland Cement Association, respectively.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

17)	FINANCIAL INSTRUMENTS

17.1)	CURRENT AND NON-CURRENT DEBT

As of December 31, 2020 and 2019, CEMEX´s consolidated debt summarized by interest rates and currencies, was as follows:

	2020			2019
	Current	Non-current	Total [1,2]	Current	Non-current	Total [1,2]
Floating rate debt	$172	2,538	2,710	$59	2,997	3,056
Fixed rate debt	7	6,622	6,629	3	6,306	6,309

	$179	9,160	9,339	$62	9,303	9,365

Effective rate [3]
Floating rate	3.1%	4.0%		4.3%	4.1%
Fixed rate	4.7%	5.6%		5.2%	5.5%

	2020				2019
Currency	Current	Non-current	Total	Effective rate [3]	Current	Non-current	Total	Effective rate [3]
Dollars	$6	6,089	6,095	5.8%	$25	6,144	6,169	5.2%
Euros	73	2,078	2,151	2.7%	3	2,438	2,441	3.1%
Pounds	55	329	384	2.5%	23	433	456	3.2%
Philippine pesos	3	220	223	4.1%	3	221	224	5.2%
Mexican pesos	—	334	334	6.8%	—	—	—	—
Other currencies	42	110	152	4.9%	8	67	75	5.6%

	$179	9,160	9,339		$62	9,303	9,365

1

As of December 31, 2020 and 2019, from total debt of $9,339 and $9,365, respectively, 93% in 2020 and 84% in 2019 was held in the Parent Company, 11% in 2019 was in finance subsidiaries in the Netherlands and the United States, and 7% in 2020 and 5% in 2019 was in other countries.

2

As of December 31, 2020 and 2019, cumulative discounts, fees and other direct costs incurred in CEMEX’s outstanding debt borrowings and the issuance of notes payable (jointly “Issuance Costs”) for $66 and $71, respectively, are presented reducing debt balances and are amortized to financial expense over the maturity of the related debt instruments under the amortized cost method.

3	In 2020 and 2019, represents the weighted-average nominal interest rate of the related debt agreements determined at the end of each period.

As of December 31, 2020 and 2019, CEMEX´s consolidated debt summarized by type of instrument, was as follows:

2020	Current	Non-current	2019	Current	Non-current
Bank loans			Bank loans
Loans in foreign countries, 2021 to 2024	$67	371	Loans in foreign countries, 2020 to 2024	$1	290
Syndicated loans, 2021 to 2025	—	2,383	Syndicated loans, 2021 to 2022	—	2,865

	67	2,754		1	3,155

Notes payable			Notes payable
Medium-term notes, 2024 to 2030	—	6,327	Medium-term notes, 2023 to 2026	—	6,044
Other notes payable, 2021 to 2027	7	184	Other notes payable, 2020 to 2025	6	159

	7	6,511		6	6,203

Total bank loans and notes payable	74	9,265	Total bank loans and notes payable	7	9,358
Current maturities	105	(105)	Current maturities	55	(55)

	$179	9,160		$62	9,303

As of December 31, 2020 and 2019, CEMEX’s bank loans included the balances under CEMEX’s facilities agreement entered on July 19, 2017, as amended and restated several times in 2020 and 2019 as described below (the “2017 Facilities Agreement”) for $2,420 and $2,897, respectively. The 2017 Facilities Agreement is multi-currency and includes a committed revolving credit facility of $1,121 in 2020 and $1,135 in 2019.

Changes in consolidated debt for the years ended December 31, 2020, 2019 and 2018 were as follows:

	2020	2019	2018
Debt at beginning of year	$9,365	9,311	9,873
Proceeds from new debt instruments	4,210	3,331	2,325
Debt repayments	(4,572)	(3,284)	(2,745)
Foreign currency translation and accretion effects	336	7	(142)

Debt at end of year	$9,339	9,365	9,311

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Consolidated debt - continued

As of December 31, 2020 and 2019, non-current notes payable for $6,511 and $6,203, respectively, were detailed as follows:

Description	Date of issuance	Issuer [1]	Currency	Principal amount	Rate	Maturity Date	Redeemed amount [2] $	Outstanding amount [2] $	2020	2019
September 2030 Notes [3]	17/Sep/20	CEMEX, S.A.B. de C.V.	Dollar	1,000	5.2%	17/Sep/30	—	1,000	$995	—
November 2029 Notes [4]	19/Nov/19	CEMEX, S.A.B. de C.V.	Dollar	1,000	5.45%	19/Nov/29	—	1,000	993	992
June 2027 Notes	05/Jun/20	CEMEX, S.A.B. de C.V.	Dollar	1,000	7.375%	05/Jun/27	—	1,000	994	—
April 2026 Notes	16/Mar/16	CEMEX, S.A.B. de C.V.	Dollar	1,000	7.75%	16/Apr/26	—	1,000	997	996
March 2026 Notes	19/Mar/19	CEMEX, S.A.B. de C.V.	Euro	400	3.125%	19/Mar/26	—	449	487	446
July 2025 Notes	02/Apr/03	CEMEX Materials LLC	Dollar	150	7.70%	21/Jul/25	—	150	153	154
March 2025 Notes [3]	03/Mar/15	CEMEX, S.A.B. de C.V.	Dollar	750	6.125%	05/May/25	(750)	—	—	748
January 2025 Notes	11/Sep/14	CEMEX, S.A.B. de C.V.	Dollar	1,100	5.70%	11/Jan/25	(29)	1,071	1,069	1,069
December 2024 Notes	05/Dec/17	CEMEX, S.A.B. de C.V.	Euro	650	2.75%	05/Dec/24	—	729	792	726
June 2024 Notes [3]	14/Jun/16	CEMEX Finance LLC	Euro	400	4.625%	15/Jun/24	(400)	—	—	447
April 2024 Notes [4]	01/Apr/14	CEMEX Finance LLC	Dollar	1,000	6.00%	01/Apr/24	(1,000)	—	—	621
Other notes payable									31	4

									$6,511	6,203

1

As of December 31, 2020, except for the July 2025 Notes which are guaranteed exclusively by CEMEX Corp. and unless otherwise indicated, all issuances are fully and unconditionally guaranteed by CEMEX, S.A.B. de C.V., CEMEX Concretos, S.A. de C.V., CEMEX España, S.A. (“CEMEX España”), CEMEX Asia B.V., CEMEX Corp., CEMEX Africa & Middle East Investments B.V., CEMEX Finance LLC, CEMEX France Gestion, (S.A.S.), CEMEX Research Group AG and CEMEX UK.

2	Presented net of all outstanding notes repurchased and held by CEMEX’s subsidiaries.
3	CEMEX used a significant portion of the proceeds from the September 2030 Notes to redeem in full the March 2025 Notes and the June 2024 Notes.
4	In December 2019, CEMEX used a portion of the proceeds of the November 2029 Notes and increased to $360 the redeemed amount of the April 2024 Notes and further redeemed the entire amount in 2020.

The maturities of consolidated long-term debt as of December 31, 2020, were as follows:

	Bank loans	Notes payable	Total
2022	$180	6	186
2023	766	6	772
2024	603	796	1,399
2025	1,100	1,226	2,326
2026 and thereafter	—	4,477	4,477

	$2,649	6,511	9,160

As of December 31, 2020, CEMEX had the following lines of credit, of which, the only committed portion refers to the revolving credit facility under the 2017 Facilities Agreement, at annual interest rates ranging between 1.65% and 3.94%, depending on the negotiated currency:

	Lines of credit	Available
Other lines of credit in foreign subsidiaries	$248	87
Other lines of credit from banks	310	310
Revolving credit facility 2017 Facilities Agreement	1,121	1,121

	$1,679	1,518

As a result of debt issuances, exchange offers and tender offers incurred to refinance, replace and/or repurchase existing debt instruments, as applicable, CEMEX paid Issuance Costs for a combined amount of $98 in 2020, $63 in 2019 and $51 in 2018. Of these incurred Issuance Costs, $38 in 2020 and $24 in 2019, corresponding to new debt instruments or the refinancing of old debt, adjusted the carrying amount of the related debt instruments and are amortized over the remaining term of each instrument, while $60 in 2020, $39 in 2019 and $51 in 2018 of such Issuance Costs, associated with the extinguished portion of the related debt, were recognized in the statement of operations in each year within “Financial expense”. In addition, Issuance Costs pending for amortization related to extinguished debt instruments for $19 in 2020, $1 in 2019 and $4 in 2018 were also recognized in the statement of operations of each year within “Financial expense.”

2017 Facilities Agreement

On July 19, 2017, the Parent Company and certain subsidiaries entered into the 2017 Facilities Agreement for an amount in different currencies equivalent to $4,050 at the origination date. The proceeds were used to refinance in full the $3,680 then outstanding under the former facilities agreements and other debt repayments. All tranches under the 2017 Facilities Agreement have substantially the same terms and share the same guarantors and collateral package as other secured debt obligations of CEMEX. After the amendments to the 2017 Facilities Agreement mentioned below that became effective on October 13, 2020, all tranches under the 2017 Facilities Agreement amortize in five equal payments beginning in July 2021 and ending in July 2025, except for: (i) a tranche for the Mexican Peso equivalent of $313 amortizing in four equal payments beginning in July 2023 and ending in July 2025; and (ii) the commitments under the revolving credit which mature in July 2023.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

2017 Facilities Agreement - continued

All tranches under the 2017 Facilities Agreement have substantially the same terms, including a margin over LIBOR or EURIBOR and TIIE, as applicable, depending on the consolidated leverage ratio (as defined below in the Financial Covenants section) of CEMEX, as follows:

Consolidated leverage ratio	LIBOR /EURIBOR Applicable margin[1]	TIIE Applicable margin[1]
> = 6.00x	475 bps	425 bps
< 6.00x > = 5.50x	425 bps	375 bps
< 5.50x > = 5.00x	375 bps	325 bps
< 5.00x > = 4.50x	300 bps	250 bps
< 4.50x > = 4.00x	250 bps	210 bps
< 4.00x > = 3.50x	212.5 bps	180 bps
< 3.50x > = 3.00x	175 bps	150 bps
< 3.00x > = 2.50x	150 bps	125 bps
< 2.50x	125 bps	100 bps

1

LIBOR and EURIBOR refer to the London Inter-Bank Offered Rate and the Euro Inter-Bank Offered Rate, respectively, variable rates used in international markets for debt denominated in U.S. dollars and Euros, respectively. TIIE refers to the Tasa de Interés Interbancaria de Equilibrio, variable rate used for debt denominated in Mexican Pesos. As of December 31, 2020 and 2019, 3-Month LIBOR rate was 0.23838% and 1.9084%, respectively, meanwhile 3-Month EURIBOR rate was -0.545% and -0.3839%, respectively. As of December 31, 2020, 28-day TIIE rate was 4.4805%. The contraction “bps” means basis points. One hundred basis points equal 1%.

As part of the amendment process to the 2017 Facilities Agreement that became effective on October 13, 2020, among other aspects, CEMEX negotiated: a) the extension of $1.1 billion of maturities by three years, from 2022 to 2025 and $1.1 billion (including the extension of December 17, 2020 mentioned below) of commitments under the revolving credit facility by one year from 2022 to 2023; b) the inclusion of five sustainability-linked metrics, including reduction of net CO2 emissions per cementitious product, power consumption from green energy in cement and improvements in quarry rehabilitation and water management, among other metrics; c) redenominating $313 of previous Dollar debt under the term loans that are part of the 2017 Facilities Agreement to Mexican Pesos, and $82 to Euros; d) amending the consolidated leverage ratio, as described below in the financial covenants section; and e) amendments to incorporate Loan Market Association replacement screen rate provisions in anticipation of the discontinuation of LIBOR and potentially EURIBOR, as well as Mexican benchmark interbank rate provisions. On December 17, 2020, $136 of debt under the 2017 Facilities Agreement were further extended, of which, $43 mature in 2023 and $93 mature in 2025 in line with the October 13, 2020 amendment process.

As part of amendment process to the 2017 Facilities Agreement that became effective on May 22, 2020, among other aspects, CEMEX negotiated the modification of the financial covenants contained therein, including the leverage and coverage ratios, to levels that would ideally enable CEMEX to remain in compliance with such financial covenants notwithstanding the adverse effects arising during the COVID-19 Pandemic (note 2) and the period of gradual return to normal operations. As a result of the modifications to its financial covenants, the Company agreed to a one-time fee of $14 (35 basis points (“bps”)) and adjusted the applicable margin over LIBOR, or EURIBOR, as applicable, to accommodate for the changes to the leverage limits covenant. Moreover, CEMEX agreed to certain temporary restrictions which are no longer applicable with respect to permitted capital expenditures, the extension of loans to third parties, acquisitions and/or the use of proceeds from asset sales and fundraising activities, as well as an increase from zero to 125 bps in the financial expense, depending on the corresponding applicable margin, CEMEX would be required to pay under the 2017 Facilities Agreement. CEMEX also agreed to cease share repurchases whenever and for as long as the Company fails to report a consolidated leverage ratio of 4.50x or less.

As part of the amendments to the 2017 Facilities Agreement that became effective on November 4, 2019, among other aspects, CEMEX negotiated: a) an exclusive amount of up to $500 permitted for share buy-back; b) a new allowance for disposals of non-controlling interests in subsidiaries that are no obligors under the 2017 Facilities Agreement of up to $100 per calendar year; c) amendments related to the implementation of corporate reorganizations in Mexico, Europe and TCL; and d) modifications to the calculation and limits of the consolidated coverage ratio and the consolidated leverage ratio, as described in the Financial Covenants section below.

As part of the amendment process to the 2017 Facilities Agreement that became effective on April 2, 2019, among other aspects, CEMEX extended $1,060 of maturities by three years and made certain adjustments to its consolidated financial leverage ratio, as described below in the financial covenants section, in connection with the implementation of IFRS 16 and the neutralization of any potential effect from such adoption. In addition, CEMEX delayed the scheduled tightening of the consolidated financial leverage ratio limit by one year.

The balance of debt under the 2017 Facilities Agreement, which debtor is CEMEX, S.A.B. de C.V., was originally guaranteed by CEMEX México, S.A. de C.V. (“CEMEX México”), CEMEX Concretos, S.A. de C.V., Empresas Tolteca de México, S.A. de C.V. (“ETM”), New Sunward Holding B.V., CEMEX España, CEMEX Asia B.V., CEMEX Corp., CEMEX Africa & Middle East Investments B.V., CEMEX Finance LLC, CEMEX France Gestion (S.A.S.), CEMEX Research Group AG and CEMEX UK. In addition, the debt under these agreements (together with all other senior capital markets debt issued or guaranteed by CEMEX, and certain other preceding facilities) is also secured by a first-priority security interest in: (a) substantially all the shares of CEMEX Operaciones México, S.A. de C.V, CEMEX Innovation Holding Ltd. and CEMEX España (the “Collateral”); and (b) all proceeds of such Collateral. In 2019, the Parent Company merged and absorbed ETM and CEMEX México, effective against third parties on February 26, 2020 and March 9, 2020, respectively. In addition, CEMEX España merged and absorbed New Sunward Holding B.V. with effects as of December 1, 2020. As a result, the merged and absorbed entities ceased to guarantee CEMEX, S.A.B. de C.V.’s indebtedness and the shares of CEMEX México and New Sunward Holding B.V., which used to be part of the Collateral, are no longer part of it.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

2017 Facilities Agreement - continued

During the years 2020 and 2019, under the 2017 Facilities Agreement, CEMEX was required to: a) not exceed an aggregate amount for capital expenditures of $1,500 per year, excluding certain capital expenditures, joint venture investments and acquisitions by CHP and its subsidiaries and CLH and its subsidiaries, which had a separate limit of $500 (or its equivalent) each; and b) not exceed the amount for permitted acquisitions and investments in joint ventures of $400 per year. Nonetheless, such limitations did not apply if capital expenditures or acquisitions did not exceed free cash flow generation or were funded with proceeds from equity issuances or asset disposals.

In addition to the restrictions mentioned above, and subject in each case to the permitted negotiated amounts and other exceptions, CEMEX is also subject to several negative covenants that, among other things, restrict or limit its ability to incur additional obligations, change its line of business, enter into mergers and enter into speculative derivatives transactions. Certain covenants and restrictions, such as the capital expenditure restrictions and several negative covenants, including restrictions on CEMEX’s ability to declare or pay cash dividends and distributions to shareholders, among others, shall cease to apply or become less restrictive if CEMEX so elects upon CEMEX’s Leverage Ratio (as defined hereinafter) for the two most recently completed quarterly testing periods being less than or equal to 3.75 times and no default under the 2017 Facilities Agreement is continuing. CEMEX cannot assure that it will be able to meet the conditions for these restrictions to cease to apply prior to the final maturity date under the 2017 Facilities Agreement. In addition, the 2017 Facilities Agreement contains events of default, some of which may occur and are outside of CEMEX’s control such as expropriation, sequestration and availability of foreign exchange.

As of December 31, 2020 and 2019, CEMEX was in compliance with such limitations and restrictions contained in the 2017 Facilities Agreement. CEMEX cannot assure that in the future it will be able to comply with such restrictive covenants and limitations. CEMEX’s failure to comply with such covenants and limitations could result in an event of default, which could materially and adversely affect CEMEX’s business and financial condition.

Financial Covenants

The 2017 Facilities Agreement requires CEMEX to comply with financial ratios, which mainly include: a) the consolidated ratio of debt to Operating EBITDA (the “Leverage Ratio”); and b) the consolidated ratio of Operating EBITDA to interest expense (the “Coverage Ratio”). These financial ratios are calculated using the consolidated amounts under IFRS.

CEMEX must comply with a Coverage Ratio and a Leverage Ratio for each period of four consecutive quarters. After the October 13, 2020 amendments, the Coverage Ratio should be equal or greater than 1.75 times for each reference period ending on December 31, 2020 through March 31, 2021; equal or greater than 2.25 times for each reference period ending on June 30, 2021 through September 30, 2021; equal or greater than 2.50 times for each reference period ending on December 31, 2021 through September 30, 2022; and equal or greater than 2.75 times for each subsequent reference period. The limits for the Leverage Ratio are as follows:

Period	Leverage Ratio
For the period ending on December 31, 2020 up to and including the period ending on March 31, 2021	< = 6.25
For the period ending on June 30, 2021	< = 6.00
For the period ending on September 30, 2021 up to and including the period ending on March 31, 2022	< = 5.75
For the period ending on June 30, 2022 up to and including the period ending on September 30, 2022	< = 5.25
For the period ending on December 31, 2022 up to and including the period ending on March 31, 2023	< = 4.75
For the period ending on June 30, 2023 and each subsequent reference period	< = 4.50

Leverage Ratio: Is calculated dividing “Funded Debt” by pro forma Operating EBITDA for the last twelve months as of the calculation date including a permanent fixed adjustment from the adoption of IFRS 16. Funded Debt equals debt, as reported in the statement of financial position, net of cash and cash equivalents, excluding components of liability of convertible subordinated notes, plus lease liabilities, perpetual debentures and guarantees, plus or minus the fair value of derivative financial instruments, as applicable, among other adjustments for business acquisitions or disposals. Before the April 2, 2019 amendments, the calculation of Funded Debt did not include cash and cash equivalents and obligations under lease contracts.

Pro forma Operating EBITDA represents, Operating EBITDA for the last twelve months as of the calculation date, after IFRS 16 effects, plus the portion of Operating EBITDA referring to such twelve-month period of any significant acquisition made in the period before its consolidation in CEMEX, minus Operating EBITDA referring to such twelve-month period of any significant disposal that had already been liquidated.

Coverage Ratio: is calculated by dividing pro forma Operating EBITDA by the financial expense for the last twelve months as of the calculation date, both including IFRS 16 effects. Financial expense includes coupons accrued on the perpetual debentures.

As of December 31, 2020, 2019 and 2018, under the 2017 Facilities Agreement, the main consolidated financial ratios were as follows:

		Consolidated financial ratios [1]
		2020	2019	2018
Leverage ratio	Limit	<=6.25	<=5.25	<=4.75
	Calculation	4.07	4.17	3.84

Coverage ratio	Limit	>=1.75	>=2.50	>=2.50
	Calculation	3.82	3.86	4.41

1

Refers to the compliance limits and calculations that were effective on such dates. For 2019, before the October 13, 2020 amendments and the May 22, 2020 amendments. For 2018, before the April 2, 2019 amendments, the November 4, 2019 amendments and the adoption of IFRS 16 in the financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Financial covenants - continued

CEMEX’s ability to comply with these ratios may be affected by economic conditions and volatility in foreign exchange rates, as well as by overall conditions in the financial and capital markets.

CEMEX will classify all of its non-current debt as current debt if: 1) as of any measurement date CEMEX fails to comply with the aforementioned financial ratios; or 2) the cross default clause that is part of the 2017 Facilities Agreement is triggered by the provisions contained therein; 3) as of any date prior to a subsequent measurement date CEMEX expects not to be in compliance with such financial ratios in the absence of: a) amendments and/or waivers covering the next succeeding 12 months; b) high probability that the violation will be cured during any agreed upon remediation period and be sustained for the next succeeding 12 months; and/or c) an agreement to refinance the relevant debt on a long-term basis. As a result of such classification of debt as current for noncompliance with the agreed upon financial ratios or, in such event, the absence of a waiver of compliance or a negotiation thereof, after certain procedures upon CEMEX’s lenders’ request, they would call for the acceleration of payments due under the 2017 Facilities Agreement. That scenario would have a material adverse effect on CEMEX’s operating results, liquidity or financial position.

17.2)	OTHER FINANCIAL OBLIGATIONS

As of December 31, 2020 and 2019, other financial obligations in the consolidated statement of financial position were detailed as follows:

		2020			2019
		Current	Non-current	Total	Current	Non-current	Total
I.	Leases	$293	967	1,260	$262	1,044	1,306
II.	Liabilities secured with accounts receivable	586	—	586	599	—	599
III.	Convertible subordinated notes due 2020	—	—	—	520	—	520

		$879	967	1,846	$1,381	1,044	2,425

I.	Leases (notes 3.6, 8.1, 15.2 and 24.1)

CEMEX has several operating and administrative assets under lease contracts (note 15.2). CEMEX applies the recognition exemption for short-term leases and leases of low-value assets. Changes in the balance of lease financial liabilities during 2020, 2019 and 2018 were as follows:

	2020	2019	2018
Lease financial liability at beginning of year	$1,306	1,315	1,309
Additions from new leases	213	274	296
Reductions from payments	(276)	(239)	(192)
Cancellations and liability remeasurements	(9)	(54)	(67)
Foreign currency translation and accretion effects	26	10	(31)

Lease financial liability at end of year	$1,260	1,306	1,315

As of December 31, 2020, the maturities of non-current lease financial liabilities are as follows:

Total
2022	$199
2023	162
2024	127
2025	95
2026 and thereafter	384

$967

Total cash outflows for leases in 2020, 2019 and 2018, including the interest expense portion as disclosed at note 8.1, were $350, $316 and $266, respectively. Future payments associated with these contracts are presented in note 24.1.

II.	Liabilities secured with accounts receivable

As mentioned in note 10, the funded amounts of sale of trade accounts receivable under securitization programs and/or factoring programs with recourse, are recognized in “Other financial obligations” in the statement of financial position.

III.	Optional convertible subordinated notes due 2020

During 2015, the Parent Company issued $521 aggregate principal amount of 3.72% optional convertible subordinated notes due in March 2020 (the “2020 Convertible Notes”) because of exchanges or settlements of other convertible notes. The 2020 Convertible Notes, were subordinated to most of CEMEX’s liabilities and commitments and were convertible into a fixed number of the Parent Company’s ADSs at any time at the holder’s election and were subject to antidilution adjustments. As of December 31, 2019, the conversion price per ADS for the 2020 Convertible Notes was $10.73 dollars. On March 13, 2020, CEMEX paid $521 as full settlement of the aggregate outstanding amount of the 2020 Convertible Notes which matured on March 15, 2020 with a minimal conversion of ADS.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

17.3)	FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial assets and liabilities

The book values of cash, trade receivables, other accounts receivable, trade payables, other accounts payable and accrued expenses, as well as short-term debt, approximate their corresponding estimated fair values due to the revolving nature of these financial assets and liabilities in the short-term.

The estimated fair value of CEMEX´s non-current debt is level 1 and level 2 and is either based on estimated market prices for such or similar instruments, considering interest rates currently available for CEMEX to negotiate debt with the same maturities, or determined by discounting future cash flows using market-based interest rates currently available to CEMEX.

The fair values determined by CEMEX for its derivative financial instruments are level 2. There is no direct measure for the risk of CEMEX or its counterparties in connection with such instruments. Therefore, the risk factors applied for CEMEX’s assets and liabilities originated by the valuation of such derivatives were extrapolated from publicly available risk discounts for other public debt instruments of CEMEX or of its counterparties.

The estimated fair value of derivative instruments fluctuates over time and is determined by measuring the effect of future relevant economic variables according to the yield curves shown in the market as of the reporting date. These values should be analyzed in relation to the fair values of the underlying transactions and as part of CEMEX’s overall exposure to fluctuations in interest rates and foreign exchange rates. The notional amounts of derivative instruments do not represent amounts of cash exchanged by the parties, and consequently, there is no direct measure of CEMEX’s exposure to the use of these derivatives. The amounts exchanged are determined based on the notional amounts and other terms included in the derivative instruments.

As of December 31, 2020 and 2019, the carrying amounts of financial assets and liabilities and their respective fair values were as follows:

	2020		2019
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Derivative financial instruments (notes 14.2 and 17.4)	$3	3	$2	2
Other investments and non-current accounts receivable (note 14.2)	272	272	234	234

	$275	275	$236	236

Financial liabilities
Long-term debt (note 17.1)	$9,160	9,687	$9,303	9,711
Other financial obligations (note 17.2)	967	1,012	1,044	1,071
Derivative financial instruments (notes 17.4 and 18.2)	53	53	46	46

	$10,180	10,752	$10,393	10,828

As of December 31, 2020 and 2019, assets and liabilities carried at fair value in the consolidated statements of financial position are included in the following fair value hierarchy categories (note 3.6):

2020	Level 1	Level 2	Level 3	Total
Assets measured at fair value
Derivative financial instruments (notes 14.2 and 17.4)	$—	3	—	3
Investments in strategic equity securities (note 14.2)	3	—	—	3
Other investments at fair value through earnings (note 14.2)	—	23	—	23

	$3	26	—	29

Liabilities measured at fair value
Derivative financial instruments (notes 17.4 and 18.2)	$—	53	—	53

2019	Level 1	Level 2	Level 3	Total
Assets measured at fair value
Derivative financial instruments (notes 14.2 and 17.4)	$—	2	—	2
Investments in strategic equity securities (note 14.2)	3	—	—	3
Other investments at fair value through earnings (note 14.2)	—	34	—	34

	$3	36	—	39

Liabilities measured at fair value
Derivative financial instruments (notes 17.4 and 18.2)	$—	46	—	46

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

17.4)	DERIVATIVE FINANCIAL INSTRUMENTS

During the reported periods, in compliance with the guidelines established by its Risk Management Committee, the restrictions set forth by its debt agreements and its hedging strategy (note 17.5), CEMEX held derivative instruments, with the objectives, as the case may be of: a) changing the risk profile or fixed the price of fuels; b) foreign exchange hedging; c) hedge of forecasted transactions; and d) other corporate purposes.

As of December 31, 2020 and 2019, the notional amounts and fair values of CEMEX’s derivative instruments were as follows:

	2020		2019
	Notional amount	Fair value	Notional amount	Fair value
I. Net investment hedge	$741	(42)	1,154	(67)
II. Interest rate swaps	1,334	(47)	1,000	(35)
III. Equity forwards on third party shares	27	3	74	1
IV. Fuel price hedging	128	5	96	1

	$2,230	(81)	2,324	(100)

The caption “Financial income and other items, net” in the income statement includes gains and losses related to the recognition of changes in fair values of the derivative financial instruments during the applicable period, which represented net losses of $17 in 2020, net losses of $1 in 2019 and net gains of $39 in 2018.

I.	Net investment hedge

As of December 31, 2020 and 2019, there are Dollar/Mexican peso foreign exchange forward contracts under a program that started in 2017 with a notional of up to $1,250, which can be adjusted in relation to hedged risks. During 2020, this program was adjusted and reached a notional amount of $741 with forward contracts with tenors from 1 to 18 months. For accounting purposes under IFRS, CEMEX has designated this program as a hedge of CEMEX’s net investment in Mexican pesos, pursuant to which changes in fair market value of these instruments are recognized as part of other comprehensive income in equity. For the years 2020, 2019 and 2018, these contracts generated gains of $53 and losses of $126 and $59, respectively, which partially offset currency translation results in each year recognized in equity generated from CEMEX’s net assets denominated in Mexican pesos due to the depreciation of the peso in 2020 and the appreciation of the peso in 2019 and 2018.

II.	Interest rate swap contracts

As of December 31, 2020 and 2019, CEMEX held interest rate swaps for a notional amount of $1,000 the fair value of which represented a liability of $44 and $35, respectively, negotiated in June 2018 to fix interest payments of existing bank loans bearing floating rates. The contracts mature in June 2023. During September 2020, CEMEX amended one of the interest rate swap contracts to reduce the weighted strike from 3.05% to 2.56% paying $14 recognized within “Financial income and other items, net” in the statement of operations. For accounting purposes under IFRS, CEMEX designated these contracts as cash flow hedges, pursuant to which, changes in fair value are initially recognized as part of other comprehensive income in equity and are subsequently allocated through financial expense as interest expense on the related bank loans is accrued. For the years ended in 2020 and 2019, changes in fair value of these contracts generated losses of $9 and losses of $26, respectively, recognized in other comprehensive income.

During October 2020, CEMEX negotiated interest rate swaps to fix interest payments of existing bank loans referenced to Mexican Peso floating rates and will mature in November 2023. As of December 31, 2020, CEMEX held a notional amount of $334 the fair value of which represented a liability of $3. CEMEX designated these contracts as cash flow hedges, pursuant to which, changes in fair value are initially recognized as part of other comprehensive income in equity and are subsequently allocated through financial expense as interest expense on the related bank loans is accrued. For the year ended in 2020 changes in fair value of these contracts generated losses of $3 recognized in other comprehensive income.

As of December 31, 2018, CEMEX had an interest rate swap maturing in September 2022 associated with an agreement entered by CEMEX for the acquisition of electric energy in Mexico, the fair value of which represented assets of $11. Pursuant to this instrument, during the tenure of the swap and based on its notional amount, CEMEX receives fixed rate of 5.4% and pays LIBOR. Changes in the fair value of this interest rate swap generated losses of $6 in 2018, recognized in the income statement for each period. During 2019, CEMEX unwound and settled its interest rate swap.

III.	Equity forwards on third party shares

As of December 31, 2020 and 2019, CEMEX maintained equity forward contracts with cash settlement in March 2022 and March 2021, respectively, over the price of 4.7 million shares of Grupo Cementos de Chihuahua, S.A.B. de C.V. in 2020 and 13.9 million in 2019. During 2020 and 2019, CEMEX early settled a portion of these contracts for 9.2 and 6.9 million shares, respectively. Changes in the fair value of these instruments and early settlement effects generated gains of $1 in 2020, gains of $2 in 2019 and gains of $26 in 2018 recognized within “Financial income and other items, net” in the income statement.

IV.	Fuel price hedging

As of December 31, 2020 and 2019, CEMEX maintained forward and option contracts negotiated to hedge the price of certain fuels, primarily diesel and gas, in several operations for aggregate notional amounts of $128 and $96, respectively, with an estimated aggregate fair value representing assets of $5 in 2020 and assets of $1 in 2019. By means of these contracts, for its own consumption only, CEMEX fixed the price of these fuels over certain volumes representing a portion of the estimated consumption of such fuels in several operations. These contracts have been designated as cash flow hedges of diesel or gas consumption, and as such, changes in fair value are recognized temporarily through other comprehensive income and are recycled to operating expenses as the related fuel volumes are consumed. For the years 2020, 2019 and 2018, changes in fair value of these contracts recognized in other comprehensive income represented gains of $7, gains of $15 and losses of $35, respectively.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Derivative financial instruments - continued

Other derivative financial instruments negotiated during the periods

During 2020, CEMEX negotiated Dollar/Peso, Dollar/Euro and Dollar/British Pound foreign exchange forward contracts to sell Dollars and Pesos and buy Euro and British Pounds, negotiated in connection with the voluntary prepayment and currency exchanges under the 2017 Facilities Agreement, for a combined notional amount of $397. For the year 2020, the aggregate results from positions entered and settled, generated losses of $15 recognized within Financial income and other items, net in the statements of operation. Additionally, during 2020, CEMEX negotiated Dollar/Euro foreign exchange forward contracts to sell Dollars and buy Euro, negotiated in connection with the redemption of the 4.625% April 2024 Notes. For the year 2020, the aggregate results of these instruments from positions entered and settled, generated gains of $3, recognized within “Financial income and other items, net” in the statement of operations.

Moreover, in connection with the proceeds from the sale of certain assets in the United Kingdom (note 5.2), the Company negotiated British Pound/Euro foreign exchange forward contracts to sell British Pounds and buy Euro for a notional amount of $186. CEMEX settled such derivatives on August 5, 2020. During the year 2020, changes in the fair value of these instruments and their settlement generated gains of $9 recognized within “Financial income and other items, net” in the statement of operations.

17.5)	RISK MANAGEMENT

Enterprise risks may arise from any of the following situations: i) the potential change in the value of assets owned or reasonably anticipated to be owned, ii) the potential change in value of liabilities incurred or reasonably anticipated to be incurred, iii) the potential change in value of services provided, purchase or reasonably anticipated to be provided or purchased in the ordinary course of business, iv) the potential change in the value of assets, services, inputs, products or commodities owned, produced, manufactured, processed, merchandised, leased or sell or reasonably anticipated to be owned, produced, manufactured, processed, merchandised, leased or sold in the ordinary course of business, or v) any potential change in the value arising from interest rate or foreign exchange rate exposures arising from current or anticipated assets or liabilities.

In the ordinary course of business, CEMEX is exposed to commodities risk, including the exposure from inputs such as fuel, coal, petcoke, fly-ash, gypsum and other industrial materials which are commonly used by CEMEX in the production process, and expose CEMEX to variations in prices of the underlying commodities. To manage this and other risks, such as credit risk, interest rate risk, foreign exchange risk, equity risk and liquidity risk, considering the guidelines set forth by the Parent Company’s Board of Directors, which represent CEMEX’s risk management framework and that are supervised by several Committees, CEMEX’s management establishes specific policies that determine strategies oriented to obtain natural hedges to the extent possible, such as avoiding customer concentration on a determined market or aligning the currencies portfolio in which CEMEX incurred its debt, with those in which CEMEX generates its cash flows.

As of December 31, 2020 and 2019, these strategies are sometimes complemented with the use of derivative financial instruments as mentioned in note 17.4, such as the commodity forward contracts on fuels negotiated to fix the price of these underlying commodities.

The main risk categories are mentioned below:

Credit risk

Credit risk is the risk of financial loss faced by CEMEX if a customer or counterparty to a financial instrument does not meet its contractual obligations and originates mainly from trade accounts receivable. As of December 31, 2020 and 2019, the maximum exposure to credit risk is represented by the balance of financial assets. Management has developed policies for the authorization of credit to customers. Exposure to credit risk is monitored constantly according to the payment behavior of debtors. Credit is assigned on a customer-by-customer basis and is subject to assessments which consider the customers’ payment capacity, as well as past behavior regarding due dates, balances past due and delinquent accounts. In cases deemed necessary, CEMEX’s management requires guarantees from its customers and financial counterparties regarding financial assets.

The Company’s management has established a policy of low risk tolerance which analyzes the creditworthiness of each new client individually before offering the general conditions of payment terms and delivery. The review includes external ratings, when references are available, and in some cases bank references. Thresholds of purchase limits are established for each client, which represent the maximum purchase amounts that require different levels of approval. Customers that do not meet the levels of solvency requirements imposed by CEMEX can only carry out transactions by paying cash in advance. As of December 31, 2020, considering CEMEX’s best estimate of potential expected losses based on the ECL model developed by CEMEX (note 10), the allowance for expected credit losses was $121.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates, which only affects CEMEX’s results if the fixed-rate long-term debt is measured at fair value. All of CEMEX’s fixed-rate long-term debt is carried at amortized cost and therefore is not subject to interest rate risk. CEMEX’s accounting exposure to the risk of changes in market interest rates relates primarily to its long-term debt obligations with floating interest rates, which, if such rates were to increase, may adversely affect its financing cost and the results for the period.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Interest rate risk - continued

Nonetheless, it is not economically efficient to concentrate on fixed rates at a high point when the interest rates market expects a downward trend. That is, there is an opportunity cost for continuing to pay a determined fixed interest rate when the market rates have decreased, and the entity may obtain improved interest rate conditions in a new loan or debt issuance. CEMEX manages its interest rate risk by balancing its exposure to fixed and variable rates while attempting to reduce its interest costs. CEMEX could renegotiate the conditions or repurchase the debt, particularly when the net present value of the estimated future benefits from the interest rate reduction are expected to exceed the cost and commissions that would have to be paid in such renegotiation or repurchase of debt.

As of December 31, 2020 and 2019, 17% and 22%, respectively, of CEMEX’s long-term debt was denominated in floating rates at a weighted-average interest rate of LIBOR plus 294 basis points in 2020 and 285 basis points in 2019. These figures reflect the effect of interest rate swaps held by CEMEX during 2020 and 2019. As of December 31, 2020 and 2019, if interest rates at that date had been 0.5% higher, with all other variables held constant, CEMEX’s net income for 2020 and 2019 would have reduced by $17 and $19, respectively, because of higher interest expense on variable rate denominated debt. This analysis does not include the effect of interest rate swaps held by CEMEX during 2020 and 2019.

A fundamental reform of major interest rate benchmarks is being undertaken globally, including the replacement of some interbank offered rates (IBORs) with alternative nearly risk-free rates (referred to as the “IBOR reform”). CEMEX has exposures to IBORs on its financial instruments that will be replaced or reformed as part of these market-wide initiatives. There is uncertainty over the timing and the methods of transition in some jurisdictions in which CEMEX operates. The Company anticipates that the IBOR reform will imply adjustments to its risk management and hedge accounting practices. Nonetheless, as mentioned in note 17.1 as part of the October 13 amendments to the 2017 Facilities Agreements, to ease this transition, CEMEX included amendments to incorporate Loan Market Association replacement screen rate provisions in anticipation of the discontinuation of LIBOR and potentially EURIBOR.

CEMEX’s respective risk management committee monitors and manages the Company’s transition to alternative rates. The committee evaluates the extent to which contracts reference IBOR cash flows, whether such contracts will need to be amended as a result of IBOR reform and how to manage communication about IBOR reform with counterparties. The committee reports to the Parent Company’s Board of Directors quarterly and collaborates with other business functions as needed. It provides periodic reports to management of interest rate risk and risks arising from IBOR reform.

Foreign currency risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. CEMEX’s exposure to the risk of changes in foreign exchange rates relates primarily to its operating activities. Due to its geographic diversification, CEMEX’s revenues and costs are generated and settled in various countries and in different currencies. For the year ended December 31, 2020, 21% of CEMEX’s net sales, before eliminations resulting from consolidation, were generated in Mexico, 29% in the United States, 5% in the United Kingdom, 6% in France, 4% in Germany, 2% in Spain, 15% in the Rest of EMEAA region, 3% in Colombia, 1% in Panama, 2% in Dominican Republic, 2% in Caribbean TCL, 4% in the Rest of South, Central America and the Caribbean region, and 6% in CEMEX’s other operations.

Foreign exchange results incurred through monetary assets or liabilities in a currency different from its functional currency are recorded in the consolidated statements of operations. Exchange fluctuations associated with foreign currency indebtedness directly related to the acquisition of foreign entities and exchange fluctuations in related parties’ long-term balances denominated in foreign currency that are not expected to be settled in the foreseeable future, are recognized in the statement of other comprehensive income. As of December 31, 2020 and 2019, excluding from the sensitivity analysis the impact of translating the net assets denominated in currencies different from CEMEX’s presentation currency, considering a hypothetic 10% strengthening of the dollar against the Mexican peso, with all other variables held constant, CEMEX’s net income for 2020 and 2019 would have decreased by $87 and $76, respectively, as a result of higher foreign exchange losses on CEMEX’s dollar-denominated net monetary liabilities held in consolidated entities with other functional currencies. Conversely, a hypothetic 10% weakening of the U.S. dollar against the Mexican peso would have the opposite effect.

As of December 31, 2020, 65% of CEMEX’s financial debt was Dollar-denominated, 23% was Euro-denominated, 4% was Pound-denominated 4% was Mexican peso-denominated, 2% was Philippine peso-denominated and 2% was in other currencies. Therefore, CEMEX had a foreign currency exposure arising mainly from the Dollar-denominated and Euro-denominated financial debt versus the several currencies in which CEMEX’s revenues are settled in most countries in which it operates. The amounts of Pound-denominated financial debt and Philippine peso-denominated financial debt outstanding as of December 31, 2020, are closely related to the amount of revenues generated in such currencies and/or, in the case of the Euro-denominated financial debt, the amount of CEMEX’s net assets denominated in such currencies; therefore, CEMEX considers that the foreign currency risk related to these amounts of debt is low. Nonetheless, CEMEX cannot guarantee that it will generate sufficient revenues in dollars, euros, pounds and Philippine pesos from its operations to service these obligations. As of December 31, 2020 and 2019, CEMEX had not implemented any derivative financing hedging strategy to address this foreign currency risk. Nonetheless, CEMEX may negotiate derivative financing hedging strategies in the future if either of its debt portfolio currency mix, interest rate mix, market conditions and/or expectations changes.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

As of December 31, 2020 and 2019, CEMEX’s consolidated net monetary assets (liabilities) by currency are as follows:

	2020
	Mexico	United States	EMEAA	SCA&C	Others [1]	Total
Monetary assets	$856	550	1,452	240	419	3,517
Monetary liabilities	1,420	2,480	3,534	680	9,625	17,739

Net monetary assets (liabilities)	$(564)	(1,930)	(2,082)	(440)	(9,206)	(14,222)

Out of which:
Dollars	$(161)	(1,930)	17	(37)	(6,065)	(8,176)
Pesos	(403)	—	—	—	(87)	(490)
Euros	—	—	(743)	—	(2,451)	(3,194)
Pounds	—	—	(1,174)	—	26	(1,148)
Other currencies	—	—	(182)	(403)	(629)	(1,214)

	$(564)	(1,930)	(2,082)	(440)	(9,206)	(14,222)

	2019
	Mexico	United States	EMEAA	SCA&C	Others [1]	Total
Monetary assets	$721	1,017	1,593	280	190	3,801
Monetary liabilities	1,311	2,444	3,162	589	10,220	17,726

Net monetary assets (liabilities)	$(590)	(1,427)	(1,569)	(309)	(10,030)	(13,925)

Out of which:
Dollars	$(23)	(1,427)	—	(72)	(6,715)	(8,237)
Pesos	(567)	—	—	—	(144)	(711)
Euros	—	—	(519)	1	(2,505)	(3,023)
Pounds	—	—	(807)	—	20	(787)
Other currencies	—	—	(243)	(238)	(686)	(1,167)

	$(590)	(1,427)	(1,569)	(309)	(10,030)	(13,925)

1	Includes the Parent Company, CEMEX’s financing subsidiaries, as well as Neoris N.V., among other entities.

Considering that the Parent Company’s functional currency for all assets, liabilities and transactions associated with its financial and holding company activities is the dollar (note 3.4), there is foreign currency risk associated with the translation into dollars of subsidiaries’ net assets denominated in different currencies. When the dollar appreciates, the value of these net assets denominated in other currencies decreases in terms of Dollars, generating negative foreign currency translation and reducing stockholders’ equity. Conversely, when the dollar depreciates, the value of such net assets denominated in other currencies would increase in terms of dollars generating the opposite effect. CEMEX has implemented a Dollar/Mexican peso foreign exchange forward contracts program to hedge foreign currency translation in connection with its net assets denominated in pesos (note 17.4).

Equity risk

Equity risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in the market price of CEMEX, S.A.B. de C.V.’s and/or third party’s shares. As described in note 17.4, considering specific objectives, CEMEX has negotiated equity forward contracts on third-party shares. Under these equity derivative instruments, there is a direct relationship from the change in the fair value of the derivative with the change in price of the underlying share. All changes in fair value of such derivative instruments are recognized in the income statement as part of “Financial income and other items, net.” During the reported periods effects were not significant.

As of December 31, 2020 and 2019, the potential change in the fair value of CEMEX’s forward contracts in GCC shares that would result from a hypothetical, instantaneous decrease of 10% in the market price of GCC shares in dollars, with all other variables held constant, CEMEX’s net income would have reduced by $3 in 2020 and $7 in 2019, because of additional negative changes in fair value associated with these forward contracts. A 10% hypothetical increase in the price of GCC shares would have generated approximately the opposite effect.

Liquidity risk

Liquidity risk is the risk that CEMEX will not have sufficient funds available to meet its obligations. In addition to cash flows provided by its operating activities, to meet CEMEX’s overall liquidity needs for operations, servicing debt and funding capital expenditures and acquisitions, CEMEX relies on cost-cutting and operating improvements to optimize capacity utilization and maximize profitability, as well as borrowing under credit facilities, proceeds of debt and equity offerings, and proceeds from asset sales. CEMEX is exposed to risks from changes in foreign currency exchange rates, prices and currency controls, interest rates, inflation, governmental spending, social instability and other political, economic and/or social developments in the countries in which it operates, any one of which may materially affect CEMEX’s results and reduce cash from operations. The maturities of CEMEX’s contractual obligations are included in note 24.1.

As of December 31, 2020, current liabilities, which included $1,063 of current debt and other financial obligations, exceed current assets by $1,117. It is noted that as part of its operating strategy implemented by management, the Company operates with a negative working capital balance. For the year ended December 31, 2020, CEMEX generated net cash flows provided by operating activities of $1,578. The Company’s management considers that CEMEX will generate sufficient cash flows from operations in the following twelve months to meet its current obligations and trusts in its proven capacity to continually refinance and replace its current obligations, which will enable CEMEX to meet any liquidity risk in the short-term. In addition, as of December 31, 2020, CEMEX has committed lines of credit under the revolving credit facility in its 2017 Facilities Agreement for a total amount of $1,121.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

18)	OTHER CURRENT AND NON-CURRENT LIABILITIES

18.1)	OTHER CURRENT LIABILITIES

As of December 31, 2020 and 2019, consolidated other current liabilities were as follows:

	2020	2019
Provisions [1]	$718	558
Interest payable	86	88
Other accounts payable and accrued expenses [2]	267	313
Contract liabilities with customers (note 4) [3]	201	225

	$1,272	1,184

1

Current provisions primarily consist of accrued employee benefits, insurance payments, accruals for legal assessments and others. These amounts are revolving in nature and are expected to be settled and replaced by similar amounts within the next 12 months.

2	As of December 31, 2020 and 2019, includes $19 and $22, respectively, of the current portion of other taxes payable in Mexico.
3

As of December 31, 2020 and 2019, contract liabilities with customers included $161 and $184, respectively, of advances received from customers, as well as in 2020 and 2019 the current portion of deferred revenues in connection with advances under long-term clinker supply agreements of $4 and $4, respectively.

18.2)	OTHER NON-CURRENT LIABILITIES

As of December 31, 2020 and 2019, consolidated other non-current liabilities were as follows:

	2020	2019
Asset retirement obligations [1]	$369	327
Accruals for legal assessments and other responsibilities [2]	27	30
Non-current liabilities for valuation of derivative instruments	53	46
Environmental liabilities [3]	275	214
Other non-current liabilities and provisions [4,5]	273	308

	$997	925

1

Provisions for asset retirement include future estimated costs for demolition, cleaning and reforestation of production sites at the end of their operation, which are initially recognized against the related assets and are depreciated over their estimated useful life.

2	Provisions for legal claims and other responsibilities include items related to tax contingencies.
3

Environmental liabilities include future estimated costs arising from legal or constructive obligations, related to cleaning, reforestation and other remedial actions to remediate damage caused to the environment. The expected average period to settle these obligations is greater than 15 years.

4	As of December 31, 2020 and 2019, includes $12 and $31, respectively, of the non-current portion of taxes payable in Mexico.
5

As of December 31, 2020 and 2019, the balance includes deferred revenues of $42 and $50, respectively, that are amortized to the income statement as deliverables are fulfilled over the maturity of long-term clinker supply agreements.

Changes in consolidated other current and non-current liabilities for the years ended December 31, 2020 and 2019, were as follows:

	2020
	Asset retirement obligations	Environmental liabilities	Accruals for legal proceedings	Valuation of derivative instruments	Other liabilities and provisions	Total	2019
Balance at beginning of period	$327	214	30	102	851	1,524	1,335
Additions or increase in estimates	80	1	3	7	2,306	2,397	1,641
Releases or decrease in estimates	(28)	—	(8)	—	(2,132)	(2,168)	(1,527)
Reclassifications	54	—	—	—	59	113	62
Accretion expense	(17)	62	—	—	(167)	(122)	(59)
Foreign currency translation	(47)	(2)	2	(18)	77	12	72

Balance at end of period	$369	275	27	91	994	1,756	1,524

Out of which:
Current provisions	$—	—	—	38	721	759	599

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

19)	PENSIONS AND POST-EMPLOYMENT BENEFITS

Defined contribution pension plans

The consolidated costs of defined contribution plans for the years ended December 31, 2020, 2019 and 2018 were $48, $50 and $45, respectively. CEMEX contributes periodically the amounts offered by the pension plan to the employee’s individual accounts, not retaining any remaining liability as of the financial statements’ date.

Defined benefit pension plans

Most of CEMEX’s defined benefit plans have been closed to new participants for several years. Actuarial results related to pension and other post-employment benefits are recognized in earnings and/or in “Other comprehensive income” for the period in which they are generated, as appropriate. For the years ended December 31, 2020, 2019 and 2018, the effects of pension plans and other post-employment benefits are summarized as follows:

	Pensions			Other benefits			Total
Net period cost (income):	2020	2019	2018	2020	2019	2018	2020	2019	2018
Recorded in operating costs and expenses
Service cost	$10	10	10	2	2	3	12	12	13
Past service cost	(2)	1	9	1	—	—	(1)	1	9
Settlements and curtailments	—	(3)	—	(1)	—	—	(1)	(3)	—

	8	8	19	2	2	3	10	10	22

Recorded in other financial expenses
Net interest cost	28	34	35	5	5	5	33	39	40

Recorded in other comprehensive income
Actuarial (gains) losses for the period	181	203	(176)	18	7	—	199	210	(176)

	$217	245	(122)	25	14	8	242	259	(114)

As of December 31, 2020 and 2019, the reconciliation of the actuarial benefits’ obligations and pension plan assets, are presented as follows:

	Pensions		Other benefits		Total
	2020	2019	2020	2019	2020	2019
Change in benefits obligation:
Projected benefit obligation at beginning of the period	$2,651	2,375	87	79	2,738	2,454
Service cost	10	10	2	2	12	12
Interest cost	70	78	5	5	75	83
Actuarial losses	258	268	18	7	276	275
Additions through business combinations	1	—	—	—	1	—
Settlements and curtailments	—	(3)	(1)	—	(1)	(3)
Reduction from disposal of assets	—	(2)	—	—	—	(2)
Plan amendments	(2)	1	1	—	(1)	1
Benefits paid	(140)	(141)	(6)	(7)	(146)	(148)
Foreign currency translation	80	65	(1)	1	79	66

Projected benefit obligation at end of the period	2,928	2,651	105	87	3,033	2,738

Change in plan assets:
Fair value of plan assets at beginning of the period	1,599	1,486	1	1	1,600	1,487
Return on plan assets	42	44	—	—	42	44
Actuarial gains	77	65	—	—	77	65
Employer contributions	75	103	6	7	81	110
Reduction for disposal of assets	—	(1)	—	—	—	(1)
Benefits paid	(140)	(141)	(6)	(7)	(146)	(148)
Foreign currency translation	40	43	—	—	40	43

Fair value of plan assets at end of the period	1,693	1,599	1	1	1,694	1,600

Net projected liability in the statement of financial position	$1,235	1,052	104	86	1,339	1,138

For the years 2020, 2019 and 2018, actuarial (gains) losses for the period were generated by the following main factors as follows:

	2020	2019	2018
Actuarial (gains) losses due to experience	$1	5	(58)
Actuarial (gains) losses due to demographic assumptions	18	(11)	(57)
Actuarial (gains) losses due financial assumptions	180	216	(61)

	$199	210	(176)

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Pensions and post-employment benefits - continued

In 2020, net actuarial losses due to financial assumptions were mainly driven by a general decrease in the discount rates applicable to the calculation of the benefits’ obligations mainly in the United Kingdom, the United States, and Mexico, as market interest rates decrease globally in 2020 as compared to 2019, partially offset by actual returns in plan assets higher than estimated in the United Kingdom and the United States. In addition, the United Kingdom Government confirmed on November 25, 2020, with effect from February 2030 onwards, Retail Prices Index (“RPI”) will be aligned with Consumer Prices Index (“CPI”). The RPI is used to set pension increase assumptions for the United Kingdom pension plans. As a result of this change, in 2020, CEMEX had an increase in its United Kingdom pension liabilities of $54. In 2019, such net actuarial losses were also mainly driven by a general decrease in the discount rates applicable to the calculation of the benefits’ obligations mainly in the United Kingdom, the United States, Germany and Mexico, as market interest rates decrease globally in 2019 as compared to 2018, partially offset by actual returns in plan assets higher than estimated in the United Kingdom and the United States. In 2018, net actuarial gains due to financial assumptions were mainly generated by a general increase in the discounts rates applied for the calculation of the pension benefit obligations in the United Kingdom, Germany, United States and Mexico, among others, resulting from the increase in market interest rates after several years in which such rates reached historically low levels.

As of December 31, 2020 and 2019, based on the hierarchy of fair values, plan assets are detailed as follows:

	2020				2019
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash	$44	—	—	44	$45	16	—	61
Investments in corporate bonds	1	474	—	475	4	396	—	400
Investments in government bonds	86	371	—	457	90	450	—	540

Total fixed-income securities	131	845	—	976	139	862	—	1,001

Investment in marketable securities	341	89	—	430	223	157	—	380
Other investments and private funds	146	55	90	291	46	85	88	219

Total variable-income securities	487	144	90	721	269	242	88	599

Total plan assets	$618	989	90	1,697	$408	1,104	88	1,600

The most significant assumptions used in the determination of the benefit obligation were as follows:

	2020				2019
	Mexico	United States	United Kingdom	Range of rates in other countries	Mexico	United States	United Kingdom	Rates ranges in other countries
Discount rates	7.8%	2.6%	1.5%	0.2% – 9.0%	8.75%	3.6%	2.1%	0.4% – 8.8%
Rate of return on plan assets	7.8%	2.6%	1.5%	0.2% – 9.0%	8.75%	3.6%	2.1%	0.4% – 8.8%
Rate of salary increases	4.5%	—	3.0%	2.3% – 6.8%	4.0%	—	3.0%	2.3% – 6.8%

As of December 31, 2020, estimated payments for pensions and other post-employment benefits over the next 10 years were as follows:

2020
2021	$157
2022	144
2023	144
2024	144
2025 - 2030	868

As of December 31, 2020 and 2019, the aggregate projected benefit obligation (“PBO”) for pension plans and other post-employment benefits and the plan assets by country were as follows:

	2020			2019
	PBO	Assets	Deficit	PBO	Assets	Deficit
Mexico	$216	29	187	$203	24	179
United States	305	222	83	297	219	78
United Kingdom [1]	1,925	1,214	711	1,681	1,128	553
Germany	219	8	211	204	9	195
Other countries	368	221	147	353	220	133

	$3,033	1,694	1,339	$2,738	1,600	1,138

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Pensions and post-employment benefits - continued

1

Applicable regulation in the United Kingdom requires to maintain plan assets at a level similar to that of the obligations. Beginning in 2012, the pension fund started to receive annual dividends from a limited partnership (the “Partnership”), whose assets transferred by CEMEX UK of an approximate value of $553, are leased back to CEMEX UK. The Partnership is owned, controlled and consolidated by CEMEX UK. The annual dividends received by the pension funds in 2020, 2019 and 2018, which increase at a 5% rate per year, were £21.3 ($29), £20.3 ($27) and £19.3 ($25), respectively. In 2037, on expiry of the arrangement, the Partnership will be terminated and under the terms of the agreement, the remaining assets will be distributed to CEMEX UK. Distributions from the Partnership to the pension fund are considered as employer contributions to plan assets in the period in which they occur.

In some countries, CEMEX has established health care benefits for retired personnel limited to a certain number of years after retirement. As of December 31, 2020 and 2019, the projected benefits obligation related to these benefits was $78 and $62, respectively, included within other benefits liability. The medical inflation rates used to determine the projected benefits obligation of these benefits in 2020 and 2019 for Mexico were 8% in both years, for Puerto Rico 6.4% and 6.3%, respectively, for the United Kingdom were 6.5% in both years and for TCL were 5.0% and 8.0%, respectively.

Significant events of settlements or curtailments related to employees’ pension benefits and other post-employment benefits during the reported periods

During 2020, in connection with the divestiture of Kosmos’ assets in the United States (note 5.1), CEMEX recognized a curtailment gain of $1 related to its medical plan. Moreover, in France, CEMEX changed certain formulas of the pension benefits resulting in a past service gain of $2, In addition, in Mexico, CEMEX changed some postretirement benefits which resulted in an expense for past services of $1 in 2020. These effects were recognized in the income statement for the year.

During 2019, CEMEX in France closed two legal entities resulting in a curtailment gain of $3, which were recognized in the income statement for the period. There were no significant events during 2018.

Sensitivity analysis of pension and other post-employment benefits

For the year ended December 31, 2020, CEMEX performed sensitivity analyses on the most significant assumptions that affect the PBO, considering reasonable independent changes of plus or minus 50 basis points in each of these assumptions. The increase (decrease) that would have resulted in the PBO of pensions and other post-employment benefits as of December 31, 2020 are shown below:

	Pensions		Other benefits		Total
Assumptions:	+50 bps	-50 bps	+50 bps	-50 bps	+50 bps	-50 bps
Discount Rate Sensitivity	$(202)	228	(5)	6	(207)	234
Salary Increase Rate Sensitivity	7	(7)	1	—	8	(7)
Pension Increase Rate Sensitivity	146	(128)	—	—	146	(128)

Multiemployer defined benefit pension plans

In addition to the Company’s sponsored plans, certain union employees in the United States and the United Kingdom are covered under multiemployer defined benefit plans administered by their unions. The Company’s funding arrangements, rate of contributions and funding requirements were made in accordance with the contractual multiemployer agreements. The combined amounts contributed to the multiemployer plans were $56 in 2020, $64 in 2019 and $65 in 2018. The Company expects to contribute approximately $58 to the multiemployer plans in 2021.

In addition to the funding described in the preceding paragraph, CEMEX negotiated with a union managing a multiemployer plan in the United States the change of the plan from defined benefit to defined contribution beginning on September 29, 2019. This change generated a one-time settlement obligation of $24 recognized in the income statement in 2019 as part of other expenses, net, against an accrued liability. Payments are expected to be made over the next 20 years though lump sum payment is allowable.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

20)	INCOME TAXES

20.1)	INCOME TAXES FOR THE PERIOD

The amounts of income tax expense in the statements of operations for 2020, 2019 and 2018 are summarized as follows:

	2020	2019	2018
Current income tax expense	$174	143	99
Deferred income tax expense (revenue)	(122)	19	125

	$52	162	224

20.2)	DEFERRED INCOME TAXES

As of December 31, 2020 and 2019, the main temporary differences that generated the consolidated deferred income tax assets and liabilities are presented below:

	2020	2019
Deferred tax assets:
Tax loss carryforwards and other tax credits	$777	757
Accounts payable and accrued expenses	558	458
Intangible assets, net	49	57

Total deferred tax assets, gross	1,384	1,272
Presentation offset regarding same legal entity	(644)	(645)

	740	627

Deferred tax liabilities:
Property, machinery and equipment and right-of-use asset, net	(1,273)	(1,323)
Investments and other assets	(29)	(42)

Total deferred tax liabilities, gross	(1,302)	(1,365)
Presentation offset regarding same legal entity	644	645

Total deferred tax liabilities, net in the statement of financial position	(658)	(720)

Net deferred tax assets (liabilities)	$82	(93)

Out of which:
Net deferred tax liability in Mexican entities [1]	$(77)	(157)
Net deferred tax asset in Foreign entities [2]	159	64

Net deferred tax asset (liability)	$82	(93)

1

Net deferred tax liabilities in Mexico mainly refer to a temporary difference resulting when comparing at the reporting date the carrying amount of property, machinery and equipment, as per IFRS, and their corresponding tax values (remaining tax-deductible amount), partially offset by certain deferred tax assets from tax loss carryforwards that are expected to be recovered in the future against taxable income. When the book value is greater than the related tax value results in a deferred tax liability. In 2011, upon transition to IFRS, CEMEX elected to measure its fixed assets at fair value, which resulted in a significant increase in book value, mainly associated with the revaluation of mineral reserves. Such restated amounts are depleted to the income statement in a period over 35 years, generating accounting expense that is not tax-deductible; hence the temporary difference will gradually reverse over time but does not represent a payment obligation to the tax authority at the reporting date.

2

Net deferred tax assets in foreign entities in 2020 and 2019 are mainly related to tax loss carryforwards recognized in prior years, mainly in the United States, that are expected to be recovered in the future against taxable income.

As of December 31, 2020 and 2019, balances of the deferred tax assets and liabilities included in the statement of financial position are located in the following entities:

	2020			2019
	Assets	Liabilities	Net	Assets	Liabilities	Net
Mexican entities	$152	(229)	(77)	$189	(346)	(157)
Foreign entities	588	(429)	159	438	(374)	64

	$740	(658)	82	$627	(720)	(93)

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Deferred income taxes - continued

The breakdown of changes in consolidated deferred income taxes during 2020, 2019 and 2018 was as follows:

	2020	2019	2018
Deferred income tax expense (revenue) in the income statement	$(122)	19	125
Deferred income tax revenue in stockholders’ equity [1]	(41)	(59)	(10)
Reclassifications [2]	(12)	3	3

Change in deferred income tax during the period	$(175)	(37)	118

1	In 2018, includes a deferred income tax revenue of $8 in connection with the adoption of IFRS 9 on January 1, 2018.
2	In 2020, 2019 and 2018, refers to the effects of the reclassification of balances to assets held for sale and related liabilities (note 5.2).

Current and/or deferred income tax relative to items of other comprehensive income during 2020, 2019 and 2018 were as follows:

	2020	2019	2018
Revenue related to foreign exchange fluctuations from intercompany balances (note 21.2)	$(19)	(19)	(2)
Expense (revenue) associated to actuarial results (note 21.2)	(41)	(29)	31
Revenue related to derivative financial instruments (note 17.4)	14	(34)	(3)
Expense (revenue) from foreign currency translation and other effects	(14)	4	(38)

	$(60)	(78)	(12)

As of December 31, 2020, consolidated tax loss and tax credits carryforwards expire as follows:

	Amount of carryforwards	Amount of unrecognized carryforwards	Amount of recognized carryforwards
2021	$93	81	12
2022	312	289	23
2023	475	454	21
2024	524	234	290
2025 and thereafter	14,897	12,078	2,819

	$16,301	13,136	3,165

As of December 31, 2020, in connection with CEMEX’s deferred tax loss carryforwards presented in the table above, to realize the benefits associated with such deferred tax assets that have been recognized, before their expiration, CEMEX would need to generate $3,165 in consolidated pre-tax income in future periods. Based on the same forecasts of future cash flows and operating results used by CEMEX’s management to allocate resources and evaluate performance in the countries in which CEMEX operates, along with the implementation of feasible tax strategies, CEMEX believes that it will recover the balance of its tax loss carryforwards that have been recognized before their expiration. In addition, CEMEX concluded that, the deferred tax liabilities that were considered in the analysis of recoverability of its deferred tax assets will reverse in the same period and tax jurisdiction of the related recognized deferred tax assets. Moreover, a certain amount of CEMEX’s deferred tax assets refers to operating segments and tax jurisdictions in which CEMEX is currently generating taxable income or in which, according to CEMEX’s management cash flow projections, will generate taxable income in the relevant periods before the expiration of the deferred tax assets.

The Parent Company does not recognize a deferred income tax liability related to its investments in subsidiaries considering that CEMEX controls the reversal of the temporary differences arising from these investments and management is satisfied that such temporary differences will not reverse in the foreseeable future.

20.3)	RECONCILIATION OF EFFECTIVE INCOME TAX RATE

For the years ended December 31, 2020, 2019 and 2018, the effective consolidated income tax rates were as follows:

	2020	2019	2018
Earnings before income tax	$(1,274)	253	717
Income tax expense	(52)	(162)	(224)

Effective consolidated income tax expense rate [1]	(4.1)%	64.0%	31.2%

1	The average effective tax rate equals the net amount of income tax revenue or expense divided by income or loss before income taxes, as these line items are reported in the income statement.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Effective tax rate – continued

Differences between the financial reporting and the corresponding tax basis of assets and liabilities and the different income tax rates and laws applicable to CEMEX, among other factors, give rise to permanent differences between the statutory tax rate applicable in Mexico, and the effective tax rate presented in the consolidated statements of operations, which in 2020, 2019 and 2018 were as follows:

	2020		2019		2018
	%	$	%	$	%	$
Mexican statutory tax rate	30.0	(382)	30.0	76	30.0	215
Difference between accounting and tax expenses, net [1]	(19.0)	242	109.2	277	18.7	134
Non-taxable sale of equity securities and fixed assets	1.3	(17)	(13.4)	(34)	(4.6)	(33)
Difference between book and tax inflation	(7.1)	90	38.1	96	19.5	140
Differences in the income tax rates in the countries where CEMEX operates [2]	(0.9)	12	(31.9)	(81)	(16.0)	(115)
Changes in deferred tax assets [3]	(9.6)	122	(59.8)	(151)	(15.6)	(112)
Changes in provisions for uncertain tax positions	0.2	(2)	(5.2)	(13)	(1.8)	(13)
Others	1.0	(13)	(3.0)	(8)	1.0	8

Effective consolidated income tax expense rate	(4.1)	52	64.0	162	31.2	224

1

In 2020, includes $312 related to the effects of the impairment charges which are basically non-deductible (note 6). In 2019, includes $117 of difference between book and tax foreign exchange fluctuations of the Parent Company.

2

Refers mainly to the effects of the differences between the statutory income tax rate in Mexico of 30% against the applicable income tax rates of each country where CEMEX operates. In 2018, includes the effect related to the change in statutory tax rate in Colombia and the United States, respectively (note 20.4).

3	Refers to the effects in the effective income tax rate associated with changes during the period in the amount of deferred income tax assets related to CEMEX’s tax loss carryforwards.

The following table compares variations between the line item “Changes in deferred tax assets” as presented in the table above against the changes in deferred tax assets in the statement of financial position for the years ended December 31, 2020 and 2019:

	2020		2019
	Changes in the statement of financial position	Amounts in reconciliation	Changes in the statement of financial position	Amounts in reconciliation
Tax loss carryforwards generated and not recognized during the year	$—	178	—	84
Derecognition related to tax loss carryforwards recognized in prior years	(70)	12	(43)	(43)
Recognition related to unrecognized tax loss carryforwards	82	(84)	92	92
Foreign currency translation and other effects	8	16	6	18

Changes in deferred tax assets	$20	122	55	151

20.4)	UNCERTAIN TAX POSITIONS AND SIGNIFICANT TAX PROCEEDINGS

Uncertain tax positions

As of December 31, 2020 and 2019, as part of current provisions and non-current other liabilities (note 18), CEMEX has recognized provisions related to unrecognized tax benefits in connection with uncertain tax positions taken, in which it is deemed probable that the tax authority would differ from the position adopted by CEMEX. As of December 31, 2020, the tax returns submitted by some subsidiaries of CEMEX located in several countries are under review by the respective tax authorities in the ordinary course of business. CEMEX cannot anticipate if such reviews will result in new tax assessments, which would, should any arise, be appropriately disclosed and/or recognized in the financial statements. A summary of the beginning and ending amount of unrecognized tax benefits for the years ended December 31, 2020, 2019 and 2018, excluding interest and penalties, is as follows:

	2020	2019	2018
Balance of tax positions at beginning of the period	$28	44	80
Adoption effects of IFRIC 23 credited to retained earnings (note 3.1)	—	(6)	—
Additions for tax positions of prior periods	—	—	1
Additions for tax positions of current period	3	4	6
Reductions for tax positions related to prior periods and other items	(1)	(13)	(2)
Settlements and reclassifications	(3)	—	(7)
Expiration of the statute of limitations	(2)	(2)	(32)
Foreign currency translation effects	2	1	(2)

Balance of tax positions at end of the period	$27	28	44

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Uncertain tax positions – continued

Tax examinations can involve complex issues, and the resolution of issues may span multiple years, particularly if subject to negotiation or litigation. Although CEMEX believes its estimates of the total unrecognized tax benefits are reasonable, uncertainties regarding the final determination of income tax audit settlements and any related litigation could affect the amount of total unrecognized tax benefits in future periods. It is difficult to estimate the timing and range of possible changes related to uncertain tax positions, as finalizing audits with the income tax authorities may involve formal administrative and legal proceedings. Accordingly, it is not possible to reasonably estimate the expected changes to the total unrecognized tax benefits over the next 12 months, although any settlements or statute of limitations expirations may result in a significant increase or decrease in the total unrecognized tax benefits, including those positions related to tax examinations being currently conducted.

Significant tax proceedings

As of December 31, 2020, the Company’s most significant tax proceedings are as follows:

•

The tax authorities in Spain have challenged part of the tax loss carryforwards reported by CEMEX España covering the tax years from and including 2006 to 2009. During 2014, the tax authorities in Spain notified CEMEX España of fines in the aggregate amount of $557. CEMEX España filed appeals against such resolution. On September 20, 2017, CEMEX España was notified about an adverse resolution to such appeals. CEMEX España challenged this decision and applied for the suspension of the payment before the National Court (Audiencia Nacional) until the case is finally resolved. On November 6, 2018 CEMEX España obtained a favorable resolution to this request from the National Court through the pledge of certain fixed assets. As of December 31, 2020, CEMEX believes an adverse resolution in this proceeding is not probable and no accruals have been created in connection with this proceeding. Nonetheless, it is difficult to assess with certainty the likelihood of an adverse result, and the appeals that CEMEX España has filed could take an extended amount of time to be resolved, but if adversely resolved, this proceeding could have a material adverse impact on CEMEX’s results of operations, liquidity or financial position.

•

On April 6, 2018, CEMEX Colombia received a special proceeding from the Colombian Tax Authority (the “Tax Authority”), where certain deductions included in the 2012 income tax return were rejected. The Tax Authority assessed an increase in the income tax payable by CEMEX Colombia and imposed an inaccuracy penalty for amounts in Colombian pesos equivalent to $36 of income tax and $36 of penalty. On June 22, 2018, CEMEX Colombia filed a response to the special proceeding within the legal term. On December 28, 2018, CEMEX Colombia received an official review settlement ratifying the rejected deductible items and amounts. CEMEX Colombia filed a reconsideration request on February 21, 2019. On January 8, 2020, CEMEX Colombia was notified that, in response to the appeal filed by it, the Tax Authority had confirmed its assessment that CEMEX Colombia is required to pay increased taxes and corresponding penalties, as previously notified on April 6, 2018. On July 1, 2020, CEMEX Colombia filed an appeal against the aforementioned resolution in the Administrative Court of Cundinamarca. If the proceeding is adversely resolved in the final stage, CEMEX Colombia must pay the amounts determined in the official settlement plus interest accrued on the amount of the income tax adjustment until the payment date. As of December 31, 2020, in this stage of the proceeding, CEMEX considers that an adverse resolution in this proceeding after conclusion of all available defense procedures is not probable, however, it is difficult to assess with certainty the likelihood of an adverse result in the proceeding; but if adversely resolved, CEMEX believes this proceeding could have a material adverse impact on the operating results, liquidity or financial position of CEMEX.

•

In September 2012, the Tax Authority requested CEMEX Colombia to amend its income tax return for the year 2011 in connection with several deductible expenses including the amortization of goodwill. CEMEX Colombia rejected the arguments of the ordinary request and filed a motion requesting the case to be closed. The 2011 income tax return was under audit of the Tax Authority from August 2013 until September 5, 2018, when CEMEX Colombia was notified of a special requirement in which the Tax Authority rejects certain deductions included in such income tax return of the year 2011 and determined an increase in the income tax payable and imposed a penalty for amounts in Colombian pesos equivalent to $25 of income tax and $25 of penalty. CEMEX Colombia filed a response to the special requirement on November 30, 2018 and the tax authority notified the official review liquidation on May 15, 2019, maintaining the claims of the special requirement; therefore, CEMEX Colombia filed an appeal within the legal term on July 11, 2019. On July 6, 2020, CEMEX Colombia was notified about a resolution confirming the official liquidation. On October 22, 2020, CEMEX Colombia filed an appeal against such resolution in the Administrative Court of Cundinamarca. If the proceeding is adversely resolved in its final stage, CEMEX Colombia would have to pay the amounts determined in the official settlement plus interest accrued on the amount of the income tax adjustment until the date of payment. As of December 31, 2020, in this stage of the proceeding, CEMEX considers that an adverse resolution in this proceeding after conclusion of all available defense procedures is not probable, however, it is difficult to assess with certainty the likelihood of an adverse result in the proceeding; but if adversely resolved, CEMEX believes this proceeding could have a material adverse impact on the operating results, liquidity or financial position of CEMEX.

•

In April 2011, the Tax Authority notified CEMEX Colombia of a special proceeding rejecting certain deductions taken by CEMEX Colombia in its 2009 tax return considering they are not linked to direct revenues recorded in the same fiscal year and assessed an increase in taxes to be paid by CEMEX Colombia and imposed a penalty for amounts in Colombian pesos equivalent to $27 of income tax and $27 of penalty, considering changes in law that reduced the original penalty. After several appeals of CEMEX Colombia to the Colombian Tax Authority’s special proceeding in the applicable courts in which CEMEX Colombia obtained negative resolutions in each case over the years, in July 2014, CEMEX Colombia filed an appeal against this resolution before the Colombian State Council (Consejo de Estado). On December 4, 2020, CEMEX Colombia received a last instance favorable resolution from the Colombian State Council on November 26, 2020. Appeals or other resources against this resolution are not applicable. Accordingly, CEMEX Colombia will not have to pay any additional taxes, penalties or interest in connection with the 2009 tax year.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

21)	STOCKHOLDERS’ EQUITY

The consolidated financial statements are presented in dollars based on IAS 21, The Effects of Changes in Foreign Exchange Rates (“IAS 21”), while the reporting currency of the Parent Company is the Mexican Peso. As a result, for the consolidated entity, transactions of common stock, additional paid-in capital and retained earnings are translated and accrued using historical exchange rates of the dates in which the transactions occurred. As a result, although the amounts of total non-controlling interest in the consolidated financial statements and total stockholders’ equity of the Parent Company are the same, IAS 21 methodology results in differences between line-by-line items within CEMEX’s controlling interest and the Parent Company’s stockholders’ equity. The official stockholders’ equity for statutory purposes is that of the Parent Company as expressed in Mexican pesos. As of December 31, 2020, the line-by-line reconciliation between CEMEX’s controlling interest, as reported using the dollar as presentation currency, and the Parent Company’s stockholders’ equity, using a convenience translation of the balances in pesos translated using the exchange rate of 19.89 pesos per dollar as of December 31, 2020, is as follows:

	As of December 31, 2020
	Consolidated	Parent Company
Common stock and additional paid-in capital [1]	$7,893	5,403
Other equity reserves [1,2]	(2,453)	974
Retained earnings [2]	2,635	1,698

Total controlling interest	$8,075	8,075

1

The difference relates to the method of accruing dollars using the historical exchange rates to translate each common stock and additional paid-in capital transaction denominated in Mexican pesos to dollars. The cumulative effect from these changes in exchange rates is recognized against other equity reserves.

2

The difference relates with the method of accruing dollars using the exchange rates of each month during the period for income statement purposes. The cumulative effect from these changes in exchange rates is recognized against other equity reserves.

As of December 31,2020 and 2019, stockholders’ equity excludes investments in CPOs of the Parent Company held by subsidiaries of $11 (20,541,277 CPOs) and $8 (20,541,277 CPOs), respectively, which were eliminated within “Other equity reserves.”

21.1)	COMMON STOCK AND ADDITIONAL PAID-IN CAPITAL

As of December 31, 2020 and 2019, the breakdown of consolidated common stock and additional paid-in capital was as follows:

	2020	2019
Common stock	$318	318
Additional paid-in capital	7,575	10,106

	$7,893	10,424

Effective as of December 31, 2020, the Company’s management approved a restitution to the consolidated line item of “Retained earnings” for $2,481, by means of transfer with charge to the line item of “Additional paid-in capital.” This transfer represents a reclassification between line items within CEMEX’s consolidated stockholders’ equity that does not affect its consolidated amount.

As of December 31, 2020 and 2019 the common stock of CEMEX, S.A.B. de C.V. was presented as follows:

	2020		2019
Shares [1]	Series A 2	Series B 2	Series A 2	Series B 2
Subscribed and paid shares	29,457,941,452	14,728,970,726	30,214,262,692	15,107,131,346
Unissued shares authorized for executives’ stock compensation programs	881,442,830	440,721,415	881,442,830	440,721,415
Repurchased shares [3]	756,323,120	378,161,560	315,400,000	157,700,000
Shares that guarantee/guaranteed the issuance of convertible securities [4]	1,970,862,596	985,431,298	2,842,339,760	1,421,169,880
Shares authorized for the issuance of stock or convertible securities [5]	302,144,720	151,072,360	302,144,720	151,072,360

	33,368,714,718	16,684,357,359	34,555,590,002	17,277,795,001

1

As of December 31, 2020 and 2019, 13,068,000,000 shares correspond to the fixed portion, and 36,985,072,077 shares as of December 31, 2020 and 38,765,385,003 shares as of December 31, 2019, correspond to the variable portion.

2	Series “A” or Mexican shares must represent at least 64% of CEMEX’s capital stock; Series “B” or free subscription shares must represent at most 36% of CEMEX’s capital stock.
3	Shares repurchased under the share repurchase program authorized by the Company’s shareholders (note 21.2).
4	Refers to those shares that guarantee the conversion of outstanding convertible securities and new securities issues (note 17.2).
5	Shares authorized for issuance in a public offering or private placement and/or by issuance of new convertible securities.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Common stock and additional paid-in capital – continued

On March 26, 2020, stockholders at the annual ordinary shareholders’ meeting approved: (i) setting the amount of $500 or its equivalent in Mexican Pesos as the maximum amount of resources that through fiscal year 2020, and until the next ordinary general shareholders’ meeting of CEMEX, S.A.B. de C.V. is held, CEMEX, S.A.B. de C.V. may use for the acquisition of its own shares or securities that represent such shares; and (ii) the cancellation of shares of repurchased during the 2019 fiscal year and the remained in CEMEX, S.A.B. de C.V.’s treasury after the maturities of the November 2019 Mandatory Convertible Notes and the 3.72% Convertible Notes, except for the minimal conversion. Under the 2020 share repurchase program, CEMEX repurchased 378.2 million CEMEX CPOs, at a weighted-average price in pesos equivalent to 0.22 dollars per CPO. The total amount of these CPO repurchases, excluding value-added tax, was $83. On April 8, 2020, CEMEX, S.A.B. de C.V. announced that, to enhance its liquidity, it suspended the share repurchase program for the remainder of 2020 (note 2).

On March 28, 2019, stockholders at the annual ordinary shareholders’ meeting approved: (i) a cash dividend of $150. The dividend was paid in two installments, the first installment, for half of the dividend was paid on June 17, 2019 at the rate of US$0.001663 per share and the second installment for the remainder of the dividend was paid on December 17, 2019 at the rate of US$0.001654 per share; (ii) the acquisition of own shares of up to $500 or its equivalent in Mexican pesos, as the maximum amount of resources that through fiscal year 2019, and until the next ordinary annual shareholder’s meeting is held, CEMEX may be used for the acquisition of its own shares or securities that represent such shares; (iii) a decrease of CEMEX’s share capital, in its variable part for the amount in pesos equivalent to $0.2826, through the cancellation of approximately 2 billion ordinary, registered and without par-value, treasury shares; (iv) a decrease of CEMEX’s share capital, in its variable part for the amount in pesos equivalent to $0.0670 by the cancellation of approximately 461 million ordinary, registered and without par-value, treasury shares; (v) the increase of CEMEX’s share capital in its variable part for the amount $22 thousands, through the issuance of 150 million ordinary shares. The subscription of shares representing the capital increase was made at a theoretical value of $0.000143 dollars per share, and if applicable plus a premium defined by the Board of Directors. Until December 31, 2019, under the 2019 repurchase program, CEMEX has repurchased 157.7 million CEMEX CPOs, at a weighted-average price in pesos equivalent to 0.3164 dollars per CPO. The total amount of these CPO repurchases, excluding value-added tax, was $50.

In connection with the long-term executive share-based compensation programs (note 22) in 2019 and 2018, CEMEX issued 27.4 million CPOs and 49.3 million CPOs, respectively, generating an additional paid-in capital of $32 in 2019 and $34 in 2018 associated with the fair value of the compensation received by executives.

21.2)	OTHER EQUITY RESERVES

As of December 31, 2020 and 2019 other equity reserves are summarized as follows:

	2020	2019
Cumulative translation effect, net of effects from perpetual debentures and deferred income taxes recognized directly in equity (notes 20.2 and 21.4)	$(1,567)	(2,098)
Cumulative actuarial losses	(792)	(593)
Treasury shares repurchased under share repurchase program (note 21.1)	(83)	(50)
Effects associated with the Parent Company´s convertible securities 1	—	25
Treasury shares held by subsidiaries	(11)	(8)

	$(2,453)	(2,724)

1

Represents the equity component upon the issuance of CEMEX, S.A.B. de C.V.’s convertible securities described in note 17.2, as well as the effects associated with such securities in connection with the change in the Parent Company’s functional currency (note 3.4). Upon conversion of these securities, the balances have been correspondingly reclassified to common stock and/or additional paid-in capital (note 17.1).

For the years ended December 31, 2020, 2019 and 2018, the translation effects of foreign subsidiaries included in the statements of comprehensive income were as follows:

	2020	2019	2018
Foreign currency translation result [1]	$341	88	(191)
Foreign exchange fluctuations from debt [2]	(126)	19	120
Foreign exchange fluctuations from intercompany balances [3]	(419)	(47)	(20)

	$(204)	60	(91)

1

These effects refer to the result from the translation of the financial statements of foreign subsidiaries and include the changes in fair value of foreign exchange forward contracts designated as hedge of a net investment (note 17.4).

2

Generated by foreign exchange fluctuations over a notional amount of debt in CEMEX, S.A.B. de C.V., associated with the acquisition of foreign subsidiaries and designated as a hedge of the net investment in foreign subsidiaries (note 3.4).

3

Refers to foreign exchange fluctuations arising from balances with related parties in foreign currencies that are of a long-term investment nature considering that their liquidation is not anticipated in the foreseeable future and foreign exchange fluctuations over a notional amount of debt of a subsidiary of CEMEX España identified and designated as a hedge of the net investment in foreign subsidiaries.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

21.3) RETAINED EARNINGS

The Parent Company’s net income for the year is subject to a 5% allocation toward a legal reserve until such reserve equals one fifth of the common stock. As of December 31, 2020, the legal reserve amounted to $95. As mentioned in note 21.1, effective as of December 31, 2020, CEMEX incurred a restitution of retained earnings from additional paid-in capital for $2,481.

21.4)	NON-CONTROLLING INTEREST AND PERPETUAL DEBENTURES

Non-controlling interest

Non-controlling interest represents the share of non-controlling stockholders in the equity and results of consolidated subsidiaries. As of December 31, 2020 and 2019, non-controlling interest in equity amounted to $428 and $1,060, respectively. In addition, in 2020, 2019 and 2018, non-controlling interests in consolidated net income were $21, $36 and $42, respectively. These non-controlling interests arise mainly from the following CEMEX’s subsidiaries:

•

In February 2017, CEMEX acquired a controlling interest in TCL, whose shares trade in the Trinidad and Tobago Stock Exchange. As of December 31, 2020 and 2019, there is a non-controlling interest in TCL of 30.17% of its common shares (see note 5.3 for certain relevant condensed financial information).

•

In July 2016, CHP, a then indirect wholly owned subsidiary of CEMEX España, closed its initial offering of 2,337,927,954 common shares, or 45% of CHP’s common shares. Pursuant to the repurchase of CHP’s shares in the market during 2019, CEMEX’s reduced the non-controlling interest in CHP from 45% in 2018 to 33.22% of CHP’s outstanding common shares as of December 31, 2019. Furthermore, CEMEX’s reduced the non-controlling interest in CHP from 33.22% in 2019 to 22.16% as of December 31, 2020 of CHP’s outstanding common shares due to the results of a public stock rights offering. CHP’s assets consist primarily of CEMEX’s cement manufacturing assets in the Philippines. (see note 5.3 for certain relevant condensed financial information).

•

In November 2012, pursuant to a public offering in Colombia and an international private placement, CLH, a direct subsidiary of CEMEX España, concluded its initial offering of common shares. CLH’s assets include substantially all of CEMEX’s assets in Colombia, Panama, Costa Rica, Guatemala, El Salvador and until September 27, 2018 the operations in Brazil (note 5.2). On November 9, 2020, initiated the acceptance period of a public Share Tender Offer by CEMEX España for any and all outstanding ordinary shares of CLH. On December 18, 2020, CEMEX España settled $103 and increased its ownership in CLH by acquiring 108,337,613 shares of CLH. As of December 31, 2020 and 2019, there is a non-controlling interest in CLH of 7.63% and 26.83%, respectively, of CLH’s outstanding common shares, excluding shares held in treasury (see note 5.3 for certain relevant condensed financial information of CLH’s main subsidiaries).

Perpetual debentures

As of December 31, 2020 and 2019, the line item “Non-controlling interest and perpetual debentures” included $449 and $443, respectively, representing the notional amounts of perpetual debentures, which exclude any perpetual debentures held by subsidiaries.

Coupon payments on the perpetual debentures were included within “Other equity reserves” and amounted to $24 in 2020, $29 in 2019 and $29 in 2018, excluding in all the periods the coupons accrued by perpetual debentures held by subsidiaries.

CEMEX’s perpetual debentures have no fixed maturity date and there are no contractual obligations for CEMEX to exchange any series of its outstanding perpetual debentures for financial assets or financial liabilities. As a result, these debentures, issued entirely by Special Purpose Vehicles (“SPVs”), qualify as equity instruments and are classified within non-controlling interest, as they were issued by consolidated entities. In addition, subject to certain conditions, CEMEX has the unilateral right to defer indefinitely the payment of interest due on the debentures. The classification of the debentures as equity instruments was made under applicable IFRS. The different SPVs were established solely for purposes of issuing the perpetual debentures and were included in CEMEX’s consolidated financial statements.

As of December 31, 2020 and 2019, the detail of CEMEX’s perpetual debentures, excluding the perpetual debentures held by subsidiaries, was as follows:

		2020	2019	Repurchase
Issuer	Issuance date	Nominal amount	Nominal amount	option	Interest rate
C10-EUR Capital (SPV) Ltd	May 2007	€64	€64	Tenth anniversary	EURIBOR +4.79%
C8 Capital (SPV) Ltd	February 2007	$135	$135	Eighth anniversary	LIBOR +4.40%
C5 Capital (SPV) Ltd	December 2006	$61	$61	Fifth anniversary	LIBOR +4.277%
C10 Capital (SPV) Ltd	December 2006	$175	$175	Tenth anniversary	LIBOR +4.71%

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

22)	EXECUTIVE SHARE-BASED COMPENSATION

CEMEX has long-term restricted share-based compensation programs providing for the grant of the CEMEX’s CPOs to a group of eligible executives, pursuant to which, according to CEMEX’s election, either new CPOs are issued, or CEMEX provides funds to the administration trust owned by the executives for the purchase of a portion or all of the required CPOs in the market for delivery to such executives under each annual program over a service period of four years (the “Ordinary Program”). The Parent Company’s CPOs of the annual grant (25% of each annual ordinary program) are placed at the beginning of the service period in the executives’ accounts to comply with a one-year restriction on sale. Under the Ordinary Programs, the Parent Company provided funds to a broker for the purchase of 83.8 million CPOs in 2020 on behalf and for delivery to the eligible executives and issued new shares for 27.4 million CPOs in 2019 and 49.3 million CPOs in 2018, that were subscribed and pending for payment in the Parent Company’s treasury and in addition, 21.2 million CPOs in 2019, net of taxes settled in cash, required for delivery were acquired by the executives’ trust in the market on behalf of such executives. As of December 31, 2020, there are 248.4 million CPOs associated with these annual programs that are required for delivery in the following years as the executives render services.

Beginning in 2017, with the approval of the Parent Company’s Board of Directors, for a group of key executives, the conditions of the program were modified for new awards by reducing the service period from four to three years and implementing tri-annual internal and external performance metrics, which depending on their weighted achievement, may result in a final payment of the Parent Company’s CPOs at the end of the third year between 0% and 200% of the target for each annual program (the “key executives program”). During 2020 and 2019, no CPOs of the Parent Company were issued or delivered under the key executives’ program.

Beginning January 1, 2013, most of those eligible executives belonging to the operations of CLH and subsidiaries ceased to receive Parent Company’s CPOs and instead started receiving shares of CLH, significantly sharing the same conditions of CEMEX’s plan also over a service period of four years. During 2020, 2019 and 2018, CLH physically delivered 1,383,518 shares, 393,855 shares and 258,511 shares, respectively, corresponding to the vested portion of prior years’ grants, which were subscribed and held in CLH’s treasury. As of December 31, 2020, there are 2,895,944 shares of CLH associated with these annual programs that are expected to be delivered in the following years as the executives render services.

In addition, beginning in 2018, those eligible executives belonging to the operations of CHP and subsidiaries ceased to receive Parent Company’s CPOs and instead started receiving shares of CHP, significantly sharing the same conditions of CEMEX’s plan. During 2020 and 2019, CHP provided funds to a broker for the purchase of 11,546,350 and 4,961,130 CHP’s shares in the market, respectively, on behalf and for delivery to the eligible executives.

The combined compensation expense related to the programs described above as determined considering the fair value of the awards at the date of grant in 2020, 2019 and 2018, was recognized in the operating results against other equity reserves or a cash outflow, as applicable, and amounted to $29, $32 and $34, respectively, including in 2019 and 2018 the cost of CEMEX’s CPOs and the CHP’s shares, as correspond, acquired in the market on behalf of the executives. The weighted-average price per CEMEX CPO granted during the period was determined in pesos and was equivalent to $0.3379 dollars in 2020, $0.6263 dollars in 2019 and $0.7067 dollars in 2018. Moreover, the weighted-average price per CLH share granted during the period as determined in Colombian pesos was equivalent to $0.72 dollars in 2020, $1.31 dollars in 2019 and $2.14 dollars in 2018. As of December 31, 2020 and 2019, there were no options or commitments to make payments in cash to the executives based on changes in the market price of the Parent Company’s CPO, CLH’s shares and/or CHP’s shares.

23)	EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net income attributable to ordinary equity holders of the Parent Company (the numerator) by the weighted-average number of shares outstanding (the denominator) during the period. Shares that would be issued depending only on the passage of time should be included in the determination of the basic weighted-average number of shares outstanding. Diluted earnings per share should reflect in both the numerator and denominator the assumption that convertible instruments are converted, that options or warrants are exercised, or that ordinary shares are issued upon the satisfaction of specified conditions, to the extent that such assumption would lead to a reduction in basic earnings per share or an increase in basic loss per share. Otherwise, the effects of potential shares are not considered because they generate antidilution.

The amounts considered for calculations of earnings per share in 2020, 2019 and 2018 were as follows:

	2020	2019	2018
Denominator (thousands of shares)
Weighted-average number of shares outstanding [1]	44,125,288	45,393,602	45,569,180
Capitalization of retained earnings [1]	—	—	—
Effect of dilutive instruments – mandatorily convertible securities (note 17.2) [2]	—	—	708,153

Weighted-average number of shares – basic	44,125,288	45,393,602	46,277,333
Effect of dilutive instruments – share-based compensation (note 22) [2]	745,163	470,985	316,970
Effect of potentially dilutive instruments – optionally convertible securities (note 17.2) [2]	—	1,457,554	1,420,437

Weighted-average number of shares – diluted	44,870,451	47,322,141	48,014,740

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Earnings per share – continued

	2020	2019	2018
Numerator
Net income (loss) from continuing operations	$(1,326)	91	493
Less: non-controlling interest net income (loss)	21	36	42

Controlling interest net income (loss) from continuing operations	(1,347)	55	451
Plus: after tax interest expense on mandatorily convertible securities	—	1	3

Controlling interest net income (loss) from continuing operations – for basic earnings per share calculations	(1,347)	56	454
Plus: after tax interest expense on optionally convertible securities	4	18	23

Controlling interest net income (loss) from continuing operations – for diluted earnings per share calculations	$(1,343)	74	477

Net income (loss) from discontinued operations	$(120)	88	77

Basic earnings per share
Controlling interest basic earnings (loss) per share	$(0.0332)	0.0031	0.0114
Controlling interest basic earnings (loss) per share from continuing operations	(0.0305)	0.0012	0.0098
Controlling interest basic earnings (loss) per share from discontinued operations	(0.0027)	0.0019	0.0016
Controlling interest diluted earnings per share [3]
Controlling interest diluted earnings (loss) per share	$(0.0332)	0.0031	0.0114
Controlling interest diluted earnings (loss) per share from continuing operations	(0.0305)	0.0012	0.0098
Controlling interest diluted earnings (loss) per share from discontinued operations	(0.0027)	0.0019	0.0016

1	In 2019, shareholders approved the delivery of a cash dividend, meanwhile, in 2018, the Assembly did not determine any cash dividend or capitalization of retained earnings (note 21.1).
2

The number of Parent Company CPOs to be issued under the executive share-based compensation programs, as well as the total amount of Parent Company CPOs committed for issuance in the future under the mandatorily and optionally convertible securities, are computed from the beginning of the reporting period. The number of shares resulting from the executives’ stock-based compensation programs is determined under the inverse treasury method.

3

For 2020, 2019 and 2018, the effects on the denominator and numerator of potential dilutive shares generate antidilution; therefore, there is no change between the reported basic earnings per share and diluted earnings per share.

24)	COMMITMENTS

24.1)	CONTRACTUAL OBLIGATIONS

As of December 31, 2020, CEMEX had the following contractual obligations:

Obligations	2020
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Long-term debt	$104	957	3,768	4,499	9,328
Leases [1]	311	459	275	545	1,590

Total debt and other financial obligations [2]	415	1,416	4,043	5,044	10,918
Interest payments on debt [3]	452	890	750	663	2,755
Pension plans and other benefits [4]	157	144	144	1,012	1,457
Acquisition of property, plant and equipment [5]	109	—	—	—	109
Purchases of raw materials, fuel and energy [6]	549	531	347	1,060	2,487

Total contractual obligations	$1,682	2,981	5,284	7,779	17,726

1

Represent nominal cash flows. As of December 31, 2020, the NPV of future payments under such leases was $1,323, of which, $436 refers to payments from 1 to 3 years and $242 refers to payments from 3 to 5 years.

2

The schedule of debt payments, which includes current maturities, does not consider the effect of any refinancing of debt that may occur during the following years. In the past, CEMEX has replaced its long-term obligations for others of a similar nature.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Contractual obligations – continued

3	Estimated cash flows on floating rate denominated debt were determined using the floating interest rates in effect as of December 31, 2020.
4	Represents estimated annual payments under these benefits for the next 10 years (note 19), including the estimate of new retirees during such future years.
5	Refers mainly to the expansion of a cement-production line in the Philippines.
6

Future payments for the purchase of raw materials are presented based on contractual nominal cash flows. Future nominal payments for energy were estimated for all contractual commitments based on an aggregate average expected consumption per year using the future prices of energy established in the contracts for each period. Future payments also include CEMEX’s commitments for the purchase of fuel.

24.2)	OTHER COMMITMENTS

As of December 31, 2020 and 2019, CEMEX was party to other commitments for several purposes, including the purchase of fuel and energy, the estimated future cash flows over maturity of which are presented in note 24.1. A description of the most significant contracts is as follows:

•

Beginning in April 2016, in connection with the Ventika S.A.P.I. de C.V. and the Ventika II S.A.P.I. de C.V. wind farms (jointly “Ventikas”) located in the Mexican state of Nuevo Leon with a combined generation capacity of 252 Megawatts (“MW”), CEMEX agreed to acquire a portion of the energy generated by Ventikas for its overall electricity needs in Mexico for a period of 20 years. The estimated annual cost of this agreement is $24 (unaudited) if CEMEX receives all its energy allocation. Nonetheless, energy supply from wind is variable in nature and final amounts are determined considering the final MW per hour (“MWh”) effectively received at the agreed prices per unit.

•

On July 27, 2012, CEMEX signed a 10-year strategic agreement with International Business Machines Corporation (“IBM”) pursuant to which IBM provides, among others, data processing services (back office) in finance, accounting and human resources; as well as Information Technology (“IT”) infrastructure services, support and maintenance of IT applications in the countries in which CEMEX operates.

•

Beginning in February 2010, for its overall electricity needs in Mexico CEMEX agreed with EURUS the purchase a portion of the electric energy generated for a period of no less than 20 years. EURUS is a wind farm with an installed capacity of 250 MW operated by ACCIONA in the Mexican state of Oaxaca. The estimated annual cost of this agreement is $67 (unaudited) if CEMEX receives all its energy allocation. Nonetheless, energy supply from wind source is variable in nature and final amounts will be determined considering the final MWh effectively received at the agreed prices per unit.

•

CEMEX maintains a commitment initiated in April 2004 to purchase the energy generated by Termoeléctrica del Golfo (“TEG”) until 2027 for its overall electricity needs in Mexico. The estimated annual cost of this agreement is $124 (unaudited) if CEMEX receives all its energy allocation. Nonetheless, final amounts will be determined considering the final MWh effectively received at the agreed prices per unit.

•

In regards with the above, CEMEX also committed to supply TEG and another third-party electrical energy generating plant adjacent to TEG all fuel necessary for their operations until the year 2027, equivalent to approximately 1.2 million tons of petroleum coke per year. CEMEX covers its commitments under this agreement acquiring the volume of fuel from sources in the international markets and Mexico.

•

CEMEX Zement GmbH (“CZ”), CEMEX’s subsidiary in Germany, held a long-term energy supply contract until 2022 with STEAG - Industriekraftwerk Rüdersdorf GmbH (“SIKW”) in connection with the overall electricity needs of CEMEX’s Rüdersdorf plant. Based on the contract, each year CZ has the option to fix in advance the volume of energy in terms of MW that it will acquire from SIKW, with the option to adjust the purchase amount one time on a monthly and quarterly basis. The estimated annual cost of this agreement is $17 (unaudited) if CEMEX receives all its energy allocation.

•

On October 24, 2018, CEMEX, S.A.B. de C.V. entered into an energy financial hedge agreement in Mexico, commencing October 1, 2019 and for a period of 20 years. Trough the contract, the Company fixed the megawatt hour cost over an electric energy volume of 400 thousand megawatts hour per year, through the payment of 25.375 dollars per megawatt hour of electric power in exchange for a market price. The committed price to pay will increase 1.5% annually. The differential between the agreed price and the market price is settled monthly. CEMEX considers this agreement as a hedge for a portion of its aggregate consumption of electric energy in Mexico and recognizes the result of the exchange of price differentials described previously in the Income Statement as a part of the costs of energy. During 2020, the Company paid $0.4. CEMEX, S.A.B. de C.V. does not record this agreement at fair value since there is not a deep market for electric power in Mexico that would effectively allow for its valuation.

24.3)	COMMITMENTS FROM EMPLOYEE BENEFITS

In some countries, CEMEX has self-insured health care benefits plans for its active employees, which are managed on cost plus fee arrangements with major insurance companies or provided through health maintenance organizations. As of December 31, 2020, in certain plans, CEMEX has established stop-loss limits for continued medical assistance derived from a specific cause (e.g., an automobile accident, illness, etc.) ranging from 23 thousand dollars to 550 thousand dollars. In other plans, CEMEX has established stop-loss limits per employee regardless of the number of events ranging from 100 thousand dollars to 2.5 million dollars. The contingency for CEMEX if all employees qualifying for health care benefits required medical services simultaneously is significantly. However, CEMEX believes this scenario is remote. The amount expensed through self-insured health care benefits was $61 in 2020, $62 in 2019 and $62 in 2018.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

25)	LEGAL PROCEEDINGS

25.1)	PROVISIONS RESULTING FROM LEGAL PROCEEDINGS

CEMEX is involved in various significant legal proceedings, the adverse resolutions of which are deemed probable and imply the incurrence of losses and/or cash outflows or the delivery of other resources owned by CEMEX. As a result, certain provisions and/or losses have been recognized in the financial statements, representing the best estimate of cash outflows. CEMEX believes that it will not make significant expenditure in excess of the amounts recorded. As of December 31, 2020, the details of the most significant events giving effect to provisions or losses are as follows:

•

As of December 31, 2020, CEMEX had accrued environmental remediation liabilities through its subsidiaries in the United Kingdom pertaining to closed and current landfill sites for the confinement of waste, representing the NPV of such obligations for an amount in pounds sterling equivalent to $178. Expenditure was assessed and quantified over the period in which the sites have the potential to cause environmental harm, which is generally consistent with the views taken by the regulator as being up to 60 years from the date of closure. The assessed expenditure included the costs of monitoring the sites and the installation, repair and renewal of environmental infrastructure.

•

As of December 31, 2020, CEMEX had accrued environmental remediation liabilities through its subsidiaries in the United States for $66, related to: a) the disposal of various materials in accordance with past industry practice, which might currently be categorized as hazardous substances or wastes; and b) the cleanup of sites used or operated by CEMEX, including discontinued operations, regarding the disposal of hazardous substances or waste, either individually or jointly with other parties. Most of the proceedings are in the preliminary stages and a final resolution might take several years. CEMEX does not believe that it will be required to spend significant sums on these matters in excess of the amounts previously recorded. The ultimate cost that may be incurred to resolve these environmental issues cannot be assured until all environmental studies, investigations, remediation work and negotiations with, or litigation against, potential sources of recovery have been completed.

•

In 2012, in connection with a contract entered into in 1990 (the “Quarry Contract”) by CEMEX Granulats Rhône Méditerranée (“CEMEX GRM”), one of CEMEX’s subsidiaries in France, with SCI La Quinoniere (“SCI”) pursuant to which CEMEX GRM had drilling rights to extract reserves and do quarry remediation at a quarry in the Rhône region of France, SCI filed a claim against CEMEX GRM for breach of the Quarry Contract, requesting the rescission of such contract and damages plus interest for a revised amount in euros equivalent to $82, arguing that CEMEX GRM partially filled the quarry allegedly in breach of the terms of the Quarry Contract. After many hearings, resolutions and appeals over the years, on November 25, 2020, the expert appointed by the court of appeals determined an amount of loss of profits of $0.79 and a cost of backfilling the quarry in $15. As of December 31, 2020, CEMEX had accrued a provision through its subsidiaries in France for $8 in connection with the best estimate of the remediation costs resulting from this claim. Although the final amount may differ, CEMEX considers that any such amount should not have a material adverse impact on CEMEX’s results of operations, liquidity and financial condition.

25.2)	CONTINGENCIES FROM LEGAL PROCEEDINGS

CEMEX is involved in various legal proceedings, which have not required the recognition of accruals, considering that the probability of loss is less than probable. Nonetheless, until all stages in the procedures are exhausted in each proceeding, CEMEX cannot assure the achievement of a final favorable resolution. As of December 31, 2020, the most significant events with a quantification of the potential loss, when it is determinable and would not impair the outcome of the relevant proceeding, were as follows:

•

On September 20, 2018, triggered by heavy rainfall, a landslide causing damages and fatalities (the “Landslide”) occurred in a site located within an area covered by mining rights of APO Land & Quarry Corporation (“ALQC”) in Naga City, Cebu, Philippines. ALQC is a principal raw material supplier of APO Cement Corporation (“APO”), a wholly owned subsidiary of CHP. CEMEX indirectly owns a minority 40% stake in ALQC. On November 19, 2018, 40 individuals and one legal entity (on behalf of 8,000 individuals allegedly affected by the Landslide) filed an environmental class action lawsuit at the Regional Trial Court (the “Court”) of Talisay, Cebu, against CHP, ALQC, APO, the Mines and Geosciences Bureau of the Department of Environment and Natural Resources, the City Government of Naga, and the Province of Cebu. Plaintiffs claim that the Landslide occurred because of the defendants’ gross negligence and seek, among other relief, (a) damages for an amount in Philippine Pesos equivalent to $90, (b) a rehabilitation fund for an amount in Philippine Pesos equivalent to $10, and (c) the issuance of a Temporary Environment Protection Order against ALQC aiming to prevent ALQC from performing further quarrying activities while the case is still pending. This last request was rejected by the Court on August 16, 2019 and after reconsideration, the resolution became final on December 5, 2020. Moreover, on September 30, 2019 the Court dismissed the case against CHP and APO, order that is not yet final and that was appealed by the plaintiffs on November 26, 2019. As of December 31, 2020, because of the status and preliminary stage of the lawsuit, CEMEX is not able to assess with certainty the likelihood of an adverse result in this lawsuit; and CEMEX is neither able to assess if a final adverse result in this lawsuit would have a material adverse impact on its results of operations, liquidity and financial position.

•

On June 12, 2018, the Authority for Consumer Protection and Competition Defense of Panama (the “Panama Authority”) carried out an investigation against Cemento Bayano and other competitors for the alleged commission of monopolistic practices in relation to the gray cement and the ready-mix concrete markets. From this investigation, the Panama Authority considered the possible existence of monopolistic or anticompetitive practices consisting of: (i) price fixing and/or production restriction of gray cement sold to ready-mix concrete producers in Panama; and (ii) unilateral and/or joint predatory acts and/or cross subsidies in the ready-mix concrete market. On October 8, 2020, the Panama Authority issued a resolution that closed the investigation. The resolution concluded that Cemento Bayano, among other competitors, did not engage in an absolute monopolistic practice, consisting of an agreement and/or coordination of the sale price of cement or a restriction of production. The resolution also specifies that the analysis carried out and the evidence collected does not allow to conclude that the parties under investigation carried out a predatory practice in their production and commercialization of ready-mixed concrete, which is considered a relative monopolistic practice.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Contingencies from legal proceedings – continued

•

Certain of CEMEX’s subsidiaries in the United States were notified of a grand jury subpoena dated March 29, 2018 issued by the United States Department of Justice (“DOJ”) related to an investigation of possible antitrust law violations in connection with CEMEX’s sales (and related sales practices) of gray Portland cement and slag in the United States and its territories. The objective of this subpoena is to gather facts necessary to make an informed decision about whether violations of U.S. law have occurred. CEMEX has been cooperating with the DOJ and is complying with the subpoena. As of December 31, 2020, given the status of the investigation, CEMEX is not able to assess if this investigation will lead to any fines, penalties or remedies, or if such fines, penalties or remedies, if any, would have a material adverse effect on the Company’s results of operations, liquidity or financial position.

•

In December 2016, the Parent Company received subpoenas from the SEC seeking information to determine whether there have been any violations of the U.S. Foreign Corrupt Practices Act stemming from the Maceo Project. These subpoenas do not mean that the SEC has concluded that the Parent Company or any of its affiliates violated the law. The Parent Company has been cooperating with the SEC and intends to continue cooperating fully with the SEC. The DOJ also opened an investigation into this matter. In this regard, on March 12, 2018, the DOJ issued a grand jury subpoena to the Parent Company relating to its operations in Colombia and other jurisdictions. The Parent Company intends to cooperate fully with the SEC, the DOJ and any other investigatory entity. As of December 31, 2020, the Parent Company is unable to predict the duration, scope, or outcome of either the SEC investigation or the DOJ investigation, or any other investigation that may arise, or, because of the current status of the SEC investigation and the preliminary nature of the DOJ investigation, the potential sanctions which could be borne by the Parent Company, or if such sanctions, if any, would have a material adverse impact on CEMEX results of operations, liquidity or financial position.

•

In February 2014, the Egyptian Tax Authority requested Assiut Cement Company (“ACC”), a subsidiary of CEMEX in Egypt, the payment of a development levy on clay used in the Egyptian cement industry for an amount equivalent as of December 31, 2020 to $20 for the period from May 5, 2008 to November 30, 2011. In March 2014, ACC appealed the levy and on September 2014 it was notified that it obtained a favorable resolution from the Ministerial Committee for Resolution of Investment Disputes, which instructed the Egyptian Tax Authority to cease claiming from ACC the payment of the levy on clay. It was further decided that the levy on clay should not be imposed on imported clinker. Nonetheless, in May 2016, the Egyptian Tax Authority challenged ACC´s right to cancel the levy on clay before the North Cairo Court, which referred the cases to Cairo’s Administrative Judiciary Court. These cases have been adjourned by the Commissioners of the Cairo Administrative Judiciary Court, which on November 2, 2020 referred the cases to the Court and established a first hearing session for February 15, 2021. CEMEX does not expect that such referral will prejudice ACC’s favorable legal position in this dispute. As of December 31, 2020, CEMEX does not expect a material adverse impact due to this matter in its results of operations, liquidity or financial position.

•

In September 2012, in connection with a lawsuit submitted to a first instance court in Assiut, Egypt in 2011, the first instance court of Assiut issued a resolution to nullify the Share Purchase Agreement (the “SPA”) pursuant to which CEMEX acquired in 1999 a controlling interest in Assiut Cement Company. In addition, during 2011 and 2012, lawsuits seeking, among other things, the annulment of the SPA were filed by different plaintiffs, including 25 former employees of ACC, before Cairo’s State Council. After several appeals, hearings and resolutions over the years, the cases are held in Cairo’s 7th Circuit State Council Administrative Judiciary Court awaiting the High Constitutional Court to pronounce regarding the challenges against the constitutionality of Law 32/2014 filed by the plaintiffs, which protects CEMEX’s investments in Egypt. These matters are complex and take several years to be resolved. As of December 31, 2020, CEMEX is not able to assess the likelihood of an adverse resolution regarding these lawsuits nor is able to assess if the Constitutional Court will dismiss Law 32/2014, but, regarding the lawsuits, if adversely resolved, CEMEX does not believe the resolutions in the first instance would have an immediate material adverse impact on CEMEX’s operations, liquidity and financial condition. However, if CEMEX exhausts all legal recourses available, a final adverse resolution of these lawsuits, or if the Constitutional Court dismisses Law 32/2014, this could adversely impact the ongoing matters regarding the SPA, which could have a material adverse impact on CEMEX’s operations, liquidity and financial condition.

In connection with the legal proceedings presented in notes 25.1 and 25.2, the exchange rates as of December 31, 2020 used by CEMEX to convert the amounts in local currency to their equivalents in dollars were the official closing exchange rates of 0.8183 Euro per dollar, 0.7313 British pounds sterling per dollar and 15.7964 Egyptian pounds per dollar.

In addition to the legal proceedings described above in notes 25.1 and 25.2, as of December 31, 2020, CEMEX is involved in various legal proceedings of minor impact that have arisen in the ordinary course of business. These proceedings involve: 1) product warranty claims; 2) claims for environmental damages; 3) indemnification claims relating to acquisitions or divestitures; 4) claims to revoke permits and/or concessions; and 5) other diverse civil, administrative, commercial and lawless actions. CEMEX considers that in those instances in which obligations have been incurred, CEMEX has accrued adequate provisions to cover the related risks. CEMEX believes these matters will be resolved without any significant effect on its business, financial position or results of operations. In addition, in relation to certain ongoing legal proceedings, CEMEX is sometimes able to make and disclose reasonable estimates of the expected loss or range of possible loss, as well as disclose any provision accrued for such loss, but for a limited number of ongoing legal proceedings, CEMEX may not be able to make a reasonable estimate of the expected loss or range of possible loss or may be able to do so but believes that disclosure of such information on a case-by-case basis would seriously prejudice CEMEX’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, CEMEX has disclosed qualitative information with respect to the nature and characteristics of the contingency but has not disclosed the estimate of the range of potential loss.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

25.3)	OTHER SIGNIFICANT PROCESSES

In connection with the cement plant located in the municipality of Maceo in Colombia (the “Maceo Plant”), as described in note 15.1, as of December 31, 2020, the plant has not initiated commercial operations considering several significant processes for the profitability of the investment. The evolution and status of the main issues related to such plant are described as follows:

Maceo Plant – Memorandums of understanding

•

In August 2012, CEMEX Colombia signed a memorandum of understanding (the “MOU”) with the representative of the entity CI Calizas y Minerales S.A. (“CI Calizas”), for the acquisition and transfer of assets mainly comprising land, the mining concession and the shares of Zona Franca Especial Cementera del Magdalena Medio S.A.S. (“Zomam”) (holder of the free trade zone concession). In addition, in December 2013, CEMEX Colombia engaged the same representative of CI Calizas to also represent in the name and on behalf of CEMEX Colombia in the acquisition of certain land adjacent to the plant, signing a new memorandum of understanding (the “Land MOU”). Under the MOU and the Land MOU, CEMEX Colombia made cash advances to this representative for amounts in Colombian Pesos equivalent to approximately $13.4 of a total of approximately $22.5, and paid interest accrued over the unpaid committed amount for approximately $1.2. These amounts considering the exchange rate as of December 31, 2016 of 3,000.75 Colombian Pesos per U.S. Dollar. In September 2016, after confirming irregularities in the acquisition processes by means of investigations and internal audits initiated in response to complaints received, which were reported to Colombia’s Attorney General (the “Attorney General”), providing the findings obtained, and considering that such payments were made in breach of the Parent Company’s and CLH’s policies, the Company decided to terminate the employment relationship with then those responsible for the Planning and Legal areas and accepted the resignation of the then Chief Executive Officer. Moreover, because of the findings and considering the available legal opinions as well as the low likelihood of recovering those advances, in December 2016, CEMEX Colombia write off such advances from its investments in progress (note 15.1) and cancelled the remaining advance payable.

Maceo Plant – Expiration of property process and other related matters

•

After the signing of the MOU, in December 2012, a former shareholder of CI Calizas, who presumptively transferred its shares of CI Calizas two years before the signing of the MOU, was linked to a process of expiration of property initiated by the Attorney General. Amongst other measures, the Attorney General ordered the seizure and consequent suspension of the right to dispose the assets subject to the MOU, including the shares of Zomam acquired by CEMEX Colombia before the beginning of such process. As a third party acting in good faith and free of guilt, CEMEX Colombia joined the expiration of property process fully cooperating with the Attorney General. As of December 31, 2020, it is estimated that a final resolution in the ongoing expiration of property process, the evidentiary phase of which is about to begin, may take between 10 and 15 years from its beginning. As of December 31, 2020, pursuant to the expiration of property process of the assets subject to the MOU and the failures to legally formalize the purchases under the Land MOU, CEMEX Colombia does not have the legal representation of Zomam, is not the rightful owner of the land and is not the assigned entity of the mining concession.

In addition, there is an ongoing criminal investigation that resulted in a legal resolution by means of which an indictment was issued to two of the Company’s former officers and to CI Calizas’ representative. CEMEX is not able to anticipate the actions that criminal judges may impose against these people.

Maceo Plant – Lease contract, mandate agreement and operation contract

•

In July 2013, CEMEX Colombia signed with the provisional depository designated by the former Drugs National Department (then depository of the assets subject to the expiration of property process), which functions after its liquidation were assumed by the Administrator of Special Assets (Sociedad de Activos Especiales S.A.S. or the “SAE”), a lease contract for a period of five years by means of which CEMEX Colombia was duly authorized to build and operate the plant (the “Lease Contract”). Moreover, in 2014, the provisional depository granted a mandate (the “Mandate”) to CEMEX Colombia for an indefinite period for the same purpose of continuing the construction and operation of the plant. On July 15, 2018, the Lease Contract expired.

•

On April 12, 2019, CEMEX Colombia, CCL and another of its subsidiaries reached a conciliatory agreement with the SAE and CI Calizas before the Attorney General’s Office and signed a contract of Mining Operation, Manufacturing and Delivery Services and Leasing of Properties for Cement Production (the “Operation Contract”), which will allow CEMEX Colombia to continue using the assets subject to the aforementioned expiration of property process for an initial term of 21 years that can be renewed for 10 additional years, provided that the extension of the mining concession is obtained. The Operation Contract was signed by CI Calizas and Zomam with the authorization of the SAE as delegate of these last two companies. In addition to certain one-time initial payments in Colombian pesos equivalent to $1.5 settled in 2019 and 2020, the Operation Contract includes the following payments:

•	An annual payment equivalent to 15 thousand dollars to CI Calizas for the use of land that will be adjusted annually for changes in the Consumer Price Index.

•

Once the Maceo Plant begins commercial operations, CEMEX Colombia and/or a subsidiary will pay on a quarterly basis: a) 0.9% of the net sales resulting from the cement produced in the plant as compensation to CI Calizas for the right of CEMEX Colombia to extract and use the mineral reserves; and b) 0.8% of the net sales resulting from the cement produced in the plant as payment to Zomam for cement manufacturing and delivery services, as long as Zomam maintains the Free Zone benefit, or, 0.3% of the aforementioned net sales exclusively for the use of equipment, in case that Zomam losses the benefits as Free Trade Zone.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Maceo Plant – Lease contract, mandate agreement and operation contract – continued

•

The Operation Contract will continue in force regardless of the result in the expiration of property process, except that the applicable criminal judge would recognize ownership rights of the assets under expiration of property to CEMEX Colombia and its subsidiary, in which case the Operation Contract would no longer be needed and would be early terminated.

•

Under the presumption that CEMEX Colombia conducted itself in good faith, CEMEX considers that it will be able to keep ownership of the plant, and that the rest of its investments are protected by Colombian law, under which, if a person builds on the property of a third party, with full knowledge of such third party, this third party may: a) take ownership of the plant, provided a corresponding indemnity to CEMEX Colombia, or otherwise, b) oblige CEMEX Colombia to purchase the land. Nonetheless, had this not be the case, CEMEX Colombia would take all necessary actions to safeguard its rights. If the expiration of property over the assets subject to the MOU is ordered in favor of the State, if the assets were adjudicated to a third party in a public tender offer, considering the signing of the Operation Contract, such third party would have to subrogate to the Operation Contract. As of December 31, 2020, CEMEX is not able to estimate whether the expiration of property over the assets subject to the MOU will be ordered in favor of the State, or, if applicable, if the assets would be adjudicated to a third party in a public tender offer.

Maceo Plant – Resource against the capitalization of Zomam

•

On December 7, 2020, the Parent Company, acting as shareholder of CEMEX Colombia, filed a lawsuit before the Business Superintendency of Colombia (Superintendencia de Sociedades de Colombia or the “Business Superintendency”), requesting a declaration of inefficiency and subsequent declaration of invalidity and inexistence of the equity contribution in-kind carried out by CEMEX Colombia to Zomam on December 11, 2015. In the event of a favorable resolution, all the effects of the equity contribution would roll back. As a consequence, the assets contributed to Zomam, which had a value of $43, would revert to CEMEX Colombia in exchange for the shares in Zomam it received as a result of the capitalization. As a result of the current consolidation of Zomam, such favorable resolution would not have any effect in CEMEX’s consolidated financial statements. As of December 31, 2020, the legal claim has not yet been admitted by the Business Superintendency.

Maceo Plant – Status in connection with the commissioning of the plant

•

On September 3, 2019, CEMEX Colombia was notified of the resolution issued by Corantioquia’s Directive Council, the regional environmental authority (“Corantioquia”), regarding the approval for the subtraction of a portion of the plant from the Integrated Management District of the Canyon of the Alicante River (“IMD”). As of December 31, 2020, the commissioning of the Maceo plant and the conclusion of the access road remain suspended until the successful modification of the environmental license for up to 990 thousand tons per year, which request was filed before Corantioquia on June 17, 2020 and was entered into review on July 2, 2020; remaining pending a resolution from this entity. In connection with the obtention of the permits required for the conclusion of several sections of the access road, on November 10, 2020, Maceo’s municipality issued the approval of the Road Infrastructure Intervention project and, on December 11, 2020, issued a decree establishing the public utility of the access road, required authorizations for both, building the road and acquire the required land. In respect to the modification of the permitted land use where the project is located, CEMEX Colombia received favorable criteria from Corantioquia regarding the change of land use because of the approval for the subtraction from the IMD, which was endorsed by the municipality of Maceo on August 29, 2020, which allows for an industrial and mining use compatible with the project. As of December 31, 2020, CEMEX continues working to resolve these matters as soon as possible and limits its activities to those for which it has the relevant authorizations.

26)	RELATED PARTIES

All significant balances and transactions between the entities that constitute the CEMEX group have been eliminated in the preparation of the consolidated financial statements. These balances with related parties resulted primarily from: (i) the sale and purchase of goods between group entities; (ii) the sale and/or acquisition of subsidiaries’ shares within the CEMEX group; (iii) the invoicing of administrative services, rentals, trademarks and commercial name rights, royalties and other services rendered between group entities; and (iv) loans between related parties. Transactions between group entities are conducted on arm’s length terms based on market prices and conditions. When market prices and/or market conditions are not readily available, CEMEX conducts transfer pricing studies in the countries in which it operates to assure compliance with regulations applicable to transactions between related parties.

The definition of related parties includes entities or individuals outside the CEMEX group, which, due to their relationship with CEMEX, may take advantage of being in a privileged situation. Likewise, this applies to cases in which CEMEX may take advantage of such relationships and obtain benefits in its financial position or operating results. CEMEX’s transactions with related parties are executed under market conditions.

For the years ended December 31, 2020, 2019 and 2018, in ordinary course of business, CEMEX has entered into transactions with related parties for the sale and/or purchase of products, sale and/or purchase of services or the lease of assets, all of which are not significant for CEMEX and to the best of CEMEX’s knowledge are not significant to the related party, are incurred for non-significant amounts for CEMEX and are executed under market terms and conditions following the same commercial principles and authorizations applied to other third parties. These identified transactions, as applicable, are approved or ratified at least annually by the Parent Company’s Board of Directors. For CEMEX, none of these transactions are material to be disclosed separately.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Related parties – continued

In addition, for the years ended December 31, 2020, 2019 and 2018, the aggregate amount of compensation of CEMEX, S.A.B. de C.V. Board of Directors, including alternate directors, and CEMEX’s top management executives was $35, $40 and $38, respectively. Of these amounts, $29 in 2020, $34 in 2019, $29 in 2018, were paid as base compensation plus performance bonuses, including pension and post-employment benefits. In addition, $6 in 2020, $6 in 2019 and $9 in 2018 of the aggregate amounts in each year, corresponded to allocations of Parent Company CPOs under CEMEX’s executive share-based compensation programs.

27)	SUBSEQUENT EVENTS

On January 12, 2021, CEMEX, S.A.B. de C.V. issued $1,750 of its 3.875% Senior Secured Notes due on July 11, 2031 denominated in U.S. Dollars (the “July 2031 Notes”), which bear interest semi-annually at an annual rate of 3.875% and mature on July 11, 2031. The July 2031 Notes were issued at a price of 100% of face value and will be callable commencing on July 11, 2026. CEMEX intends to use the net proceeds from the offering of the July 2031 Notes for general corporate purposes, including to repay other indebtedness, all in accordance with CEMEX’s 2017 Facilities Agreement (note 17.1). The July 2031 Notes share in the Collateral pledged for the benefit of the lenders under the 2017 Facilities Agreement and other secured obligations having the benefit of such Collateral and are guaranteed by the same group of guarantors (note 17.1).

On January 13, 2021, CEMEX, S.A.B. de C.V. announced that it has issued a notice of full redemption for $1,000 worth of its April 2026 Notes, which bear interest semi-annually at an annual rate of 7.75% (note 17.1). Moreover, the Company has also issued a notice of partial redemption of $750 of its January 2025 Notes, which bear interest semi-annually at an annual rate of 5.70%, out of the $1,071 that is in circulation (note 17.1). The full redemption of the April 2026 Notes and partial redemption of the January 2025 Notes is expected to be concluded on February 16, 2021.

28)	MAIN SUBSIDIARIES

As mentioned in notes 5.3 and 21.4, as of December 31, 2020 and 2019, there are non-controlling interests on certain consolidated entities that are in turn holding companies of relevant operations. The main subsidiaries as of December 31, 2020 and 2019, which ownership interest is presented according to the interest maintained by CEMEX, were as follows:

		% Interest
Subsidiary	Country	2020	2019
CEMEX España, S.A. [1]	Spain	99.9	99.9
CEMEX, Inc.	United States of America	100.0	100.0
CEMEX Latam Holdings, S.A. [2]	Spain	92.4	73.2
CEMEX (Costa Rica), S.A. [3]	Costa Rica	99.2	99.2
CEMEX Nicaragua, S.A. [3]	Nicaragua	100.0	100.0
Assiut Cement Company	Egypt	95.8	95.8
CEMEX Colombia S.A. [4]	Colombia	99.7	99.7
Cemento Bayano, S.A. [5]	Panama	100.0	100.0
CEMEX Dominicana, S.A.	Dominican Republic	100.0	100.0
Trinidad Cement Limited	Trinidad and Tobago	69.8	69.8
Caribbean Cement Company Limited [6]	Jamaica	79.0	79.0
CEMEX de Puerto Rico Inc.	Puerto Rico	100.0	100.0
CEMEX France Gestion (S.A.S.)	France	100.0	100.0
CEMEX Holdings Philippines, Inc. [7]	Philippines	77.8	66.8
Solid Cement Corporation [8]	Philippines	100.0	100.0
APO Cement Corporation [8]	Philippines	100.0	100.0
CEMEX U.K.	United Kingdom	100.0	100.0
CEMEX Deutschland, AG.	Germany	100.0	100.0
CEMEX Czech Republic, s.r.o.	Czech Republic	100.0	100.0
CEMEX Polska sp. Z.o.o.	Poland	100.0	100.0
CEMEX Holdings (Israel) Ltd.	Israel	100.0	100.0
CEMEX Topmix LLC, CEMEX Supermix LLC and CEMEX Falcon LLC [9]	United Arab Emirates	100.0	100.0
Neoris N.V. [10]	The Netherlands	99.8	99.8
CEMEX International Trading LLC [11]	United States of America	100.0	100.0
Transenergy, Inc. [12]	United States of America	100.0	100.0

1	CEMEX España is the indirect holding company of most of CEMEX’s international operations.
2

The interest reported excludes own shares held in CLH’s treasury. CLH, incorporated in Spain, trades its ordinary shares in the Colombian Stock Exchange under the symbol CLH, and is the indirect holding company of CEMEX’s operations in Colombia, Panama, Costa Rica, Guatemala, Nicaragua and El Salvador (note 21.4).

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Related parties – continued

3	Represents CEMEX Colombia S.A.’s direct or indirect interest.
4	Represents CEMEX’s direct and indirect interest in ordinary and preferred shares, including own shares held in CEMEX Colombia, S.A.’s treasury.
5	Represents CLH’s direct and indirect interest. The interest reported excludes a 0.515% interest held in Cemento Bayano’s treasury.
6

Represents the aggregate ownership interest of CEMEX in this entity of 79.04%, which includes TCL’s direct and indirect 74.08% interest. and CEMEX’s 4.96% indirect interest held through other subsidiaries.

7

CEMEX’s operations in the Philippines are conducted through CHP, a subsidiary incorporated in the Philippines which since July 2016 trades its ordinary shares on the Philippines Stock Exchange under the symbol CHP (note 21.4)

8	Represents CHP direct and indirect interest.
9	CEMEX indirectly owns a 49% equity interest in each of these entities and holds the remaining 51% of the economic benefits, through agreements with other shareholders.
10	Neoris N.V. is the holding company of the entities involved in the sale of information technology solutions and services.
11	CEMEX International Trading LLC is involved in the international trading of CEMEX’s products.
12	Formerly named Gulf Coast Portland Cement Co., it is engaged in the procurement and trading of fuels, such as coal and petroleum coke, used in certain operations of CEMEX.

KPMG Cárdenas Dosal, S.C. Manuel Ávila Camacho 176 P1, Reforma Social, Miguel Hidalgo, C.P. 11650, Ciudad de México. Teléfono: +01 (55) 5246 8300 kpmg.com.mx

Independent auditors’ report

To the Board of Directors and Stockholders

CEMEX, S.A.B. de C.V.

Millions of dollars

Opinion

We have audited the consolidated financial statements of CEMEX, S.A.B. de C.V. and subsidiaries (“the Group”), which comprise the consolidated statements of financial position as at December 31, 2020 and 2019, the consolidated statements of operations, comprehensive income, changes in stockholders’ equity and cash flows for the years ended December 31, 2020, 2019 and 2018, and notes comprising significant accounting policies and other explanatory information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at December 31, 2020 and 2019, and its consolidated financial performance and its consolidated cash flows for the years ended December 31, 2020, 2019 and 2018 in accordance with International Financial Reporting Standards (IFRS).

Basis for Opinion

We conducted our audit in accordance with International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Mexico, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

“D.R.” © KPMG Cárdenas Dosal, S.C., sociedad civil mexicana y firma miembro de la organización mundial de KPMG de firmas miembros independientes afiliadas a KPMG International Limited, una compañia privada inglesa limitada por garantia. Todos los derechos reservados.	Aguascalientes, Ags. Cancún, Q. Roo. Ciudad de Mexico. Ciudad Juárez, Chih. Culiacán, Sin. Chihuahua, Chih.	Guadalajara, Jal. Hermosillo, Son. León, Gto. Mexicali, B.C. Monterrey, N.L. Puebla, Pue.	Querétaro, Qro. Reynosa, Tamps. Saltillo, Coah. San Luis Potosi, S.L.P. Tijuana, B.C.

Evaluation of the goodwill impairment analysis for certain groups of cash-generating units
The key audit matter	How the matter was addressed in our audit

As discussed in notes 3.10 and 16.2 to the consolidated financial statements, the goodwill balance as of December 31, 2020 is $8,506 million, of which $6,449 million relate to the groups of Cash-Generating Units (CGUs) in the United States of America (USA), and $463 million to the groups of CGUs in Spain. The goodwill balance represents 31% of the Group’s total consolidated assets as of December 31, 2020. During 2020, management of the Group recognized impairment of goodwill for $1,020 million related to the groups of CGUs in USA. Goodwill is tested for impairment when required upon the occurrence of internal or external indicators of impairment or at least once a year, during the last quarter of such year.

We have identified the evaluation of the goodwill impairment analysis for these two groups of CGUs as a key audit matter because the estimated value in use involved a high degree of subjectivity. Specifically, the discount rate and the long-term growth rate used to calculate the value in use of the two groups of CGUs (USA and Spain) were challenging and changes to these assumptions had a significant impact on the value in use.

Our audit procedures in this area included, among others, the following:

We performed sensitivity analyses over the discount rate and the long-term growth rate assumptions to assess their impact on the determination of the value in use of the two groups of CGUs (USA and Spain).

We evaluated the Group’s forecasted long-term growth rates for these two groups of CGUs by comparing the growth assumptions to publicly available data.

We compared the Group’s historical cash flow forecasts to actual results to assess the Group’s ability to accurately forecast. In addition, we involved our valuation specialists, who assisted in:

•  Evaluating the discount rates for these two groups of CGUs, by comparing them with a discount rate range that was independently developed using publicly available data for comparable entities; and

•  Developing an estimate of the value in use of the groups of CGUs using the Group’s cash flow forecasts and determining an independently developed discount rate and comparing the results of our estimates to the Group’s estimates of value in use.

Evaluation of certain tax proceedings
The key audit matter	How the matter was addressed in our audit

As discussed in notes 3.11, 3.13 and 20.4 to the consolidated financial statements, the Group is involved in significant tax proceedings in Spain and Colombia related to uncertain tax treatments. The Group recognizes the effect of an uncertain tax treatment when it is probable that it would be accepted by the tax authorities. If an uncertain tax treatment is considered not probable of being accepted, the Group recognizes the effect of such uncertainties in its tax balances.

We have identified the evaluation of certain tax proceedings in Spain and Colombia and the related disclosures made as a key audit matter because it requires significant challenging auditor judgment and audit effort, due to the nature of the estimates and assumptions, including judgments about the likelihood of loss and the amounts that would be paid in the event of loss.

Our audit procedures in this area included, among others, the following:

We evaluated the competence and capabilities of the in-house and external tax advisers of the Group that assessed the likelihood of loss and the estimate of the outflow of resources.

In addition, together with our tax specialists, we assessed the amounts disclosed by:

•  Inspecting letters received directly from the Group’s in-house and external tax advisers that assessed the likelihood of loss and the amounts that would be paid in the event of loss to the tax proceedings, comparing these assessments and estimates to those made by the Group; and

•  Inspecting the latest correspondence between the Group, in-house and external tax advisers of the Group and the various tax authorities, as applicable.

We assessed that the disclosures reflect the underlying facts and circumstances of each tax proceeding.

Evaluation of certain legal proceedings
The key audit matter	How the matter was addressed in our audit

As discussed in notes 3.11 and 25 to the consolidated financial statements, the Group is involved in legal proceedings in Mexico (Corporate) and Colombia. The Group records provisions for legal proceedings when it is probable that an outflow of resource will be required to settle a present obligation and when the outflow can be reliably estimated. The Group discloses a contingency for legal proceedings whenever the likelihood of loss from the proceedings is considered possible or when it is considered probable, but it is not possible to reliably estimate the amount of the outflow of resources.

We have identified the evaluation of certain of these legal proceedings in Mexico (Corporate) and Colombia and the related disclosures made as a key audit matter because it requires significant challenging auditor judgment and audit effort, due to the nature of the estimates and assumptions, including judgments about the likelihood of loss and the amounts that would be paid in the event of loss.

Our audit procedures in this area included, among others, the following:

We evaluated the competence and capabilities of the in-house and external lawyers of the Group that assessed the likelihood of loss and the estimate of the outflow of resources.

In addition, together with our legal specialists, we assessed the amounts disclosed by:

•  Inspected letters received directly from the Group’s external and in-house lawyers that assessed the likelihood of loss and the amounts that would be paid in the event of loss to these legal proceedings and comparing these assessments and estimates to those made by the Group; and

•  Inspected the latest correspondence between the Group, in-house and external lawyers of the Group and the various authorities or plaintiffs, as applicable.

We assessed that the disclosures reflect the underlying facts and circumstances of each legal proceeding.

Other Information

Management is responsible for the other information. The other information comprises the information included in the Group’s annual report for the year ended December 31, 2020, to be filed with the National Banking and Securities Commission (Mexico) (Comisión Nacional Bancaria y de Valores) and the Mexican Stock Exchange (Bolsa Mexicana de Valores) (“the Annual Report”) but does not include the consolidated financial statements and our auditors’ report thereon. The Annual Report is expected to be made available to us after the date of this auditors’ report.

Our opinion on the consolidated financial statements does not cover the other information and we will not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above when it becomes available and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

When we read the Annual Report, if we conclude that there is a material misstatement therein, we are required to communicate the matter to those charged with governance.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. ‘Reasonable assurance’ is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

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Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

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Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, then we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Group to cease to continue as a going concern.

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Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

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Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

/s/ Joaquín Alejandro Aguilera Dávila
C.P.C. Joaquín Alejandro Aguilera Dávila

KPMG Cárdenas Dosal, S.C.
Monterrey, N.L.
February 3, 2021